                                            Filed Pursuant to Rule No. 424(B)(4)
                                                      Registration No. 333-91207

                               13,186,229 Shares

                                 [Tritel LOGO]

                              Class A Common Stock

                               ----------------

    This is an initial public offering of 9,375,000 shares of Class A common stock of Tritel, Inc. All of these shares of Class A common stock are being sold by Tritel.

    Prior to this offering, there has been no public market for the Class A common stock. The shares of Class A common stock have been approved for quotation on the Nasdaq National Market under the symbol "TTEL".

    In a concurrent offering made by a separate prospectus, we intend to sell an aggregate of 3,811,229 shares of our Class A and Class B common stock to certain of our existing stockholders, at a price per share equal to $16.74, representing the initial public offering price less an amount per share equal to the underwriting discount we will pay to the underwriters in this offering. Consummation of the concurrent offering is conditioned upon the closing of this offering.

    See "Risk Factors" beginning on page 7 to read about factors you should consider before buying shares of the Class A common stock.

                               ----------------

    Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               ----------------

                                                        Per Share    Total
                                                        --------- ------------
Initial public offering price..........................  $18.00   $168,750,000
Underwriting discount..................................   $1.26    $11,812,500
Proceeds, before expenses, to Tritel in initial public
 offering..............................................  $16.74   $156,937,500
Proceeds, before expenses, to Tritel in initial public
 offering and concurrent offering......................  $16.74   $220,737,474

    To the extent the underwriters sell more than 9,375,000 shares of Class A common stock, the underwriters have the option to purchase up to an additional 1,406,250 shares of Class A common stock from Tritel at the initial public offering price less the underwriting discount.

                               ----------------

    The underwriters expect to deliver the shares of Class A common stock against payment in New York, New York on December 17, 1999.

Goldman, Sachs & Co.                                         Merrill Lynch & Co.


Bear, Stearns & Co. Inc.                            Donaldson, Lufkin & Jenrette

                               ----------------

                      Prospectus dated December 13, 1999.

               [Map of Tritel/AT&T Wireless License Territories]

                               PROSPECTUS SUMMARY

    The following summary highlights information contained elsewhere in this prospectus, but does not contain all of the information that you should consider before investing in our Class A or Class B common stock. You should read the entire prospectus carefully, especially "Risk Factors" beginning on page 7.

                                     Tritel

    We are an AT&T Wireless affiliate with licenses to provide personal communications services, called PCS, to approximately 14.0 million people in contiguous markets in the south-central United States. While we are a development stage enterprise with limited operations, have had no significant revenues and expect to have significant operating losses in our initial stages of operations, we have recently begun to provide wireless services in six of our major markets. In January 1999, we entered into our affiliation agreement with AT&T Wireless, our largest stockholder with 21.9% ownership of our company prior to this offering. We have also joined with two other AT&T Wireless affiliates to operate under a common regional brand name, SunCom. We provide our PCS services as a member of the AT&T Wireless Network, serving as the preferred roaming provider to AT&T Wireless' digital wireless customers in virtually all of our markets and co-branding our services to our subscribers with the AT&T and SunCom brands and logos, giving equal emphasis to each.

    Our senior management team has substantial experience in the wireless communications industry, with a significant operating history in the south-central United States. We have commenced commercial PCS services in six markets and intend to launch commercial operations in eight of our ten largest markets by the end of 1999. We expect to be able to provide service to over 50% of the population, called Pops, in our license areas by the end of 1999 and to over 98% by the end of 2000.

    The following table sets forth our ten largest markets and the date on which we have commenced or expect to commence commercial PCS service. In addition, we have commenced roaming service in Louisville and Lexington, Kentucky.

                                               Expected Commercial
                    Market                         Launch Date       1998 Pops
   ----------------------------------------- ----------------------- ---------
   Jackson and Vicksburg, MS................ Launched September 1999   719,500
   Nashville and Clarksville,
    TN/Hopkinsville, KY..................... Launched November 1999  1,936,500
   Knoxville, TN............................ Launched November 1999  1,074,000
   Chattanooga and Cleveland, TN/Dalton,
    GA...................................... Launched November 1999    760,800
   Huntsville, AL........................... Launched November 1999    496,400
   Montgomery, AL........................... Launched November 1999    475,300
   Louisville, KY...........................      December 1999      1,448,400
   Lexington, KY............................      December 1999        893,400
   Birmingham, AL...........................    2nd Quarter 2000     1,297,800
   Mobile, AL...............................    2nd Quarter 2000       653,900

         Strategic Alliance with AT&T Wireless and our SunCom Partners

    Our affiliation with AT&T Wireless is an integral part of our strategy. AT&T Wireless contributed PCS licenses covering 9.1 million Pops to us in exchange for its ownership stake in our company. As an AT&T Wireless affiliate, we enjoy numerous important benefits, including the following:

  . Use of AT&T Brand and Logo. We believe the AT&T brand is among the most recognized brands in the United States. We have the right to use the AT&T and SunCom brand names and logos in our markets, giving equal emphasis to each.

  . Preferred Provider of PCS to AT&T Wireless Customers. As a member of the AT&T Wireless Network, we are the preferred provider of mobile wireless services to AT&T Wireless' digital wireless customers in virtually all of our markets. We believe our AT&T Wireless affiliation will continue to provide us with a consistent base of recurring roaming revenue.

  . Coast-to-Coast Coverage. We are able to offer our customers immediate, coast-to-coast roaming on the AT&T Wireless Network. We believe that our ability to offer coast-to-coast coverage is a competitive advantage as customers increasingly choose national rate plans.

    We have also entered into an agreement with two other AT&T Wireless affiliates, Triton PCS, Inc. and TeleCorp PCS, Inc., to operate with those affiliates under a common regional brand name, SunCom, throughout an area covering approximately 43 million Pops primarily in the south-central and southeastern United States. Our license area is adjacent to and between the license areas of our SunCom partners.

                               Business Strategy

    Our goal is to become the leading wireless provider in our markets. In addition to leveraging our relationship with AT&T Wireless and our SunCom partners, our strategies to realize this goal are to:

  . Operate a High Quality Network. We are committed to making the capital investment required to develop and operate a superior, high quality network utilizing digital technology. We own an average of approximately 27 MHz of spectrum per Pop in our markets and believe we have sufficient capacity to provide high quality service in each of our markets.

  . Emphasize Advantages of PCS Technology. We will seek to distinguish our PCS services from those of our analog cellular competitors by emphasizing the features and benefits of our digital services. These features include superior voice quality, extended battery life, integrated voicemail, paging and fax service, wireless e-mail delivery, and enhanced voice privacy.

  . Exploit Advantages of Our License Footprint. We believe that the contiguous nature of our license areas and their similar size and demographics are attractive for the provision of wireless services. Additionally, we believe that our central location within the SunCom territory will enable us to take full advantage of the benefits of the SunCom brand alliance.

  . Capitalize on Management Expertise and Local Market Presence. We intend to combine the AT&T and SunCom brands with our management's extensive local market operating experience to create strong ties with subscribers and their communities.

  . Distribute Directly Through Our Company Stores and Sales Force. We will focus principally on direct distribution through a network of company stores and a dedicated sales force in order to foster higher quality customer contact, which we believe will result in lower customer acquisition costs and greater customer loyalty.

  . Utilize Strong Capital Base. Upon completion of this offering and the concurrent offering to certain of our existing stockholders, we will have raised approximately $1.34 billion of funded and available capital. We believe that, based on our current business plan, this capital base will be sufficient to fund capital expenditures and operating losses until we complete our planned network buildout and generate positive cash flow.

                                  The Offering

Class A common stock
 offered by this
 prospectus.................
                              9,375,000 shares

Class A and Class B common
 stock offered by a
 separate prospectus to
 certain of our existing
 stockholders...............
                              3,811,229 shares

Class A and Class B common
 stock outstanding after
 this offering(1)(2)........
                              125,427,613 shares

Use of proceeds.............  We expect to use the estimated $219.2 million in net proceeds from this offering and the
                              concurrent offering to certain of our existing stockholders for general corporate purposes, including capital expenditures in connection with the construction of our PCS services network, sales and marketing activities and working capital, and possible acquisitions of licenses and properties. See "Use of Proceeds".

Proposed Nasdaq National
 Market symbol..............
                              "TTEL"

--------
(1) Our certificate of incorporation provides that, subject to the rights of specific classes of stock to vote as a class on specified matters, until FCC ownership restrictions currently applicable to us no longer apply, the holders of our Class A common stock will collectively possess 49.9% of the total voting power of the outstanding common stock. Our Voting Preference common stock, which is held by two of our founders, William M. Mounger, II and E.B. Martin, Jr., possesses 50.1% of the total voting power of our outstanding common stock. Unless terminated earlier, the FCC ownership restrictions will lapse beginning in 2003. Our Class B common stock is convertible into our Class A common stock at any time on a one-for-one basis and is identical to our Class A common stock except that the Class B common stock generally does not have voting rights. See, "Government Regulation", "Principal Stockholders" and "Description of Capital Stock".

(2) Includes the following number of shares of Class A common stock that are issuable upon conversion of certain of our other securities:

  . 18,463,121 shares issuable upon conversion of our Series D preferred stock at any time at the option of the holders, and

  . 7,592,459 shares issuable upon conversion of our Class C and Class D common stock upon the consent of the FCC and the consent of two thirds of the Class A common stock.

    Excludes the following shares of Class A common stock that may be issued in the future:

  . 2,074,572 shares issuable upon the exercise of outstanding employee options and 45,000 shares issuable upon the exercise of outstanding director options, in each case at an exercise price equal to the initial public offering price of $18.00 per share,

  . 3,857,908 unissued shares authorized for future awards under our 1999 Stock Option Plan and Non-Employee Directors Stock Option Plan. We expect that a substantial majority of these shares will be allocated to our employees other than our executive officers, and

  . Shares of Class A common stock issuable to holders of our Series A preferred stock at their option at any time after January 15, 2007, at the conversion ratio equal to the liquidation preference of those shares divided by the market price of the Class A common stock at the time of conversion.

    Except where otherwise indicated, the information in this prospectus:

  . reflects a 400-for-1 stock split of our Class A, Class B, Class C and Class D common stock that will be effected prior to this offering;

  . reflects the conversion of our Series C preferred stock into shares of Class A and Class D common stock prior to the closing of this offering;

  . reflects the filing of our amended certificate of incorporation with the Delaware secretary of state prior to the closing of this offering; and

  . assumes no exercise of the underwriters' option to purchase additional shares.

                                ----------------

    We are a Delaware corporation. Our principal executive offices are located at 111 E. Capitol Street, Suite 500, Jackson, Mississippi 39201, and our telephone number is (601) 914-8000.

                      Summary Consolidated Financial Data

    You should read the following consolidated summary financial data together with "Management's Discussion and Analysis" and our consolidated financial statements and the related notes, all of which appear elsewhere in this prospectus.

                           Cumulative                         Nine months
                          amounts since   Years ended            ended
                          inception, at   December 31,       September 30,
                          December 31,  -----------------  -------------------
                              1996       1997      1998     1998       1999
                          ------------- -------  --------  -------  ----------
                            (dollars in thousands, except per share amounts)
Statements of Operations
 Data:
 Revenues...............     $   --     $   --   $    --   $   --   $      179
                             -------    -------  --------  -------  ----------
 Operating expenses:
 Cost of services and
  equipment.............         --         --        --       --          189
 Plant..................           4        104     1,939      504       8,931
 General and
  administrative........       1,602      3,123     4,947    3,208      17,414
 Other..................           7         48       800      201      12,222
                             -------    -------  --------  -------  ----------
   Total operating
    expense.............       1,613      3,275     7,686    3,913      38,756
                             -------    -------  --------  -------  ----------
 Operating loss.........      (1,613)    (3,275)   (7,686)  (3,913)    (38,577)
 Interest income........          32        121        77       39      10,451
 Interest expense and
  financing cost........         --         --       (722)     --      (14,268)
                             -------    -------  --------  -------  ----------
   Loss before
    extraordinary item
    and income taxes....      (1,581)    (3,154)   (8,331)  (3,874)    (42,394)
 Income tax benefit.....         --         --        --       --       13,638
                             -------    -------  --------  -------  ----------
   Loss before
    extraordinary item..      (1,581)    (3,154)   (8,331)  (3,874)    (28,756)
 Extraordinary item --
   Loss on return of
    spectrum............         --         --     (2,414)  (2,414)        --
                             -------    -------  --------  -------  ----------
   Net loss.............      (1,581)    (3,154)  (10,745)  (6,288)    (28,756)
 Accrual of dividends
  on Series A
  redeemable
  preferred stock.......         --         --        --       --       (6,632)
                             -------    -------  --------  -------  ----------
   Net loss available to
    common
    shareholders........     $(1,581)   $(3,154) $(10,745) $(6,288) $  (35,388)
                             =======    =======  ========  =======  ==========
 Basic and diluted net
  loss per common share
  (1)...................                                            $    (2.32)
                                                                    ----------
 Weighted average
  common shares
  outstanding (1).......                                            15,224,891
                                                                    ==========
 Pro forma basic and
  diluted net loss per
  common share (1)......                                            $    (0.38)
                                                                    ----------
 Pro forma weighted
  average common shares
  outstanding (1).......                                            93,537,315
                                                                    ==========

(1) Weighted average common shares outstanding above were calculated assuming that the shares of Class A and Class C common stock were issued and split on January 1, 1999. Pro forma weighted average common shares outstanding were calculated assuming that the Series C preferred stock was converted into Class A and Class D common stock on January 1, 1999. Per share information is not included for periods prior to 1999 because our predecessor companies were limited liability companies with different capital structures.

    The as adjusted balance sheet information set forth below reflects:

  .the receipt of estimated net proceeds from this offering and the concurrent offering to certain of our existing stockholders; and

  .the conversion of our Series C preferred stock into shares of Class A and Class D common stock prior to the closing of this offering.

                                                      As of September 30, 1999
                                   As of December 31, --------------------------
                                          1998          Actual     As Adjusted
                                   ------------------ ----------- --------------
                                             (dollars in thousands)
Balance Sheet Data:
 Cash and cash equivalents........      $   846       $   485,684 $     704,921
 Property and equipment, net......       13,816           132,075       132,075
 FCC licensing costs..............       71,466           199,440       199,440
 Intangible and other assets......        2,893           114,273       114,273
                                        -------       ----------- -------------
   Total assets...................      $89,021       $   931,472 $   1,150,709
                                        =======       =========== =============
 Long-term debt...................       51,599           551,078 $     551,078
 Other liabilities................       39,405           107,853       107,853
 Total Series A redeemable
  preferred stock.................          --             97,301        97,301
 Total stockholders' equity
  (deficit).......................       (1,983)          175,240       394,477
                                        -------       ----------- -------------
   Total liabilities and
    stockholders' equity..........      $89,021       $   931,472 $   1,150,709
                                        =======       =========== =============

                                  RISK FACTORS

    Investing in shares of our Class A or Class B common stock involves a high degree of risk. You should carefully consider the risks described below as well as all the other information in this prospectus--including our financial statements and related notes--before investing in our Class A or Class B common stock. Our business, operating results and financial condition could be seriously harmed due to any of the following risks. The trading price of our Class A common stock could decline due to any of these risks, and you could lose all or part of your investment.

We Are a Development Stage Company; We Have Not Yet Begun Commercial PCS Operations in Many of Our Markets and We May Not be Profitable After We Do

    We are at an early stage of development and have no meaningful historical financial information for you to evaluate. We have incurred and will continue to incur significant expenses before generating significant revenues, and we expect to have significant operating losses in our initial stages of operations.

    We expect to grow rapidly while we develop and construct our PCS network and build our customer base. We expect this growth to strain our financial resources and result in operating losses and negative cash flows until at earliest the end of 2001. We have not begun commercial PCS operations in many of our markets and, therefore, have no significant revenues to fund expenditures. We have made cumulative cash expenditures through September 30, 1999 of $165.2 million, consisting of primarily capital expenditures for the network buildout.

    We cannot be certain of the timing and extent of revenue receipts and expense disbursements. Also, we cannot be certain that we will achieve or sustain profitability or positive cash flow from operating activities in the future. If we do not achieve profitability or positive cash flow in a timely manner and then sustain it, we may not be able to meet our working capital or debt service requirements.

    Our future operating results over both the short and long term are uncertain because of several factors, some of which are outside of our control. These factors include:

  .   the significant cost of building our PCS network,

  . the cost and availability of PCS infrastructure and subscriber equipment, including tri-mode handsets,

  .   possible delays in introducing our services,

  .   fluctuating market demand and prices for our services,

  .   pricing strategies for competitive services,

  .   new offerings of competitive services,

  .   changes in federal, state and local legislation and regulations,

  . the potential allocation by the FCC of additional PCS licenses or other wireless licenses in our markets,

  .   technological changes, and

  .   general economic conditions.

    In addition, we expect to realize substantial, non-cash compensation expense related to our issuance of 12,362,272 shares of Class A and Class C common stock to members of our management, primarily in connection with the formation of our joint venture with AT&T Wireless.

Assuming the closing price of our Class A common stock on December 31, 1999 is $18.00 per share, we will record non-cash compensation expense of approximately $108.9 million in December 1999 relating to the earned portion of the stock issued to management. Assuming our Class A common stock continues to have a fair value of $18.00 per share, we would record additional non-cash compensation expense related to these shares for the period from 2000 through 2006 of approximately $82.7 million. Non-cash compensation expense related to these shares will be a variable, quarterly expense depending on the fair value of those shares. If the fair value of our Class A common stock increases, these non-cash compensation charges will increase. These increases could be substantial. See "Management's Discussion and Analysis--Operating Expenses-- Stock Based Compensation".

Our Highly Leveraged Capital Structure Limits Our Ability to Obtain Additional Financing and Could Adversely Affect Our Business in Several Other Ways

    It will take substantial funds to complete the buildout of our PCS network and to market and distribute our PCS products and services. We estimate that our capital requirements, which include capital expenditures, the cost of acquiring licenses, working capital, debt service requirements and anticipated operating losses, will total approximately $1.30 billion for the period from our inception through the end of 2001.

    We are highly leveraged. As of September 30, 1999, we had $551.8 million of total indebtedness outstanding, including debt owed to the FCC, $300.0 million outstanding under our bank facility and $210.1 million of senior subordinated discount notes at their accreted value. This indebtedness represented approximately 66.9% of our total capitalization at that date. At that date, we also had $97.3 million of Series A 10% redeemable convertible preferred stock outstanding including accrued dividends, which has not been included in stockholders' equity in our financial statements.

    Our large amount of indebtedness could significantly impact our business for the following reasons:

  . It limits our ability to obtain additional financing, if needed, to complete our network buildout, to cover our cash flow deficit or for working capital, other capital expenditures, debt service requirements or other purposes.

  . We will need to dedicate a substantial portion of our operating cash flow to fund interest expense on our bank facility and other indebtedness, thereby reducing funds available for our network buildout, operations or other purposes.

  . We are vulnerable to interest rate fluctuations because a significant portion of our bank debt is at variable interest rates.

  . It limits our ability to compete with competitors who are not as highly leveraged.

  . It limits our ability to react to changing market conditions, changes in our industry and economic downturns.

Our Debt Instruments Contain Restrictive Covenants That May Limit Our Operating Flexibility

    The documents governing our indebtedness, including our bank facility and senior subordinated note indenture, contain significant covenants that limit our ability to engage in various transactions. The limitations imposed by the documents governing our outstanding indebtedness are substantial, and if we fail to comply with them, our debts could become immediately payable at a time when we are unable to pay them.

Additional Funding May be Required But Unavailable to Us, and That Could Cause Us to Fail to Meet Our Buildout Plans or Service Our Debt

    Additional required financing may be unavailable to us or it may not be available on terms acceptable to us and consistent with any limitation under our outstanding indebtedness or FCC regulations. If we are unable to obtain such financing it could result in the delay or reduction of our development and construction plans and could result in our failure to meet certain FCC buildout requirements and our debt service obligations.

    Our actual capital needs may be greater than we currently anticipate. Moreover, we may not generate enough cash flow to fund our operations in the absence of other funding sources. We may require additional funding if certain developments occur, including if:

  . the costs of the buildout of our PCS network are greater than anticipated,

  .   the acquisition costs of subscribers are higher than expected,

  .   other operating costs exceed management's estimates,

  . we take advantage of license or market acquisition opportunities, including those that may arise through future FCC auctions,

  . the level of our revenues from subscribers is lower than anticipated, or

  . the number of subscribers is greater than anticipated, leading to greater than anticipated handset costs and other subscriber acquisition and operating costs.

    In addition, we would require substantial additional funding if AT&T Wireless does not exercise its option to purchase PCS licenses covering approximately 2.0 million Pops in Florida and southern Georgia and we then determine that we will build out these markets ourselves.

    We have no significant revenues at this point. Sources of future financing may include equipment vendors, banks and the public or private debt and equity markets.

Because Our Relationship with AT&T Wireless May be Terminated in Certain Circumstances, We May Lose, Among Other Things, the Right to Use the AT&T Brand Name

    Our business strategy depends on our relationship with AT&T Wireless. We are depending on co-branding, roaming and service relationships with them under our joint venture agreements. These relationships are central to our business plan. If any of these relationships were terminated, our business strategy could be significantly affected, and, as a result, our operations and future prospects could be adversely affected.

    The AT&T Wireless agreements create an organizational and operational structure that defines the relationships between AT&T Wireless and us. Because of our dependence on these relationships, it is important for you to understand that there are circumstances in which AT&T Wireless can terminate our right to use their brand name, as well as other important rights under the joint venture agreements, if we violate the terms of the joint venture agreements or if certain other events occur.

    AT&T can terminate our license to use the AT&T brand name, designation as a Member of the AT&T Wireless Network, or use of other AT&T service marks if we fail to meet AT&T's quality standards, violate the terms of the license or otherwise breach one of the AT&T Wireless agreements. AT&T Wireless has also retained the right to terminate its relationship with us in the event of a "Disqualifying Transaction," as defined in the section headed "Joint Venture Agreements With AT&T Wireless," which is in essence, a major financial transaction involving AT&T Corp. and another entity that owns FCC mobile wireless licenses covering at least 25% of our Pops. The exercise by AT&T Wireless of any of these rights, or other rights described in the AT&T Wireless agreements, could significantly and materially affect our operations, future prospects and results of operations. This is because our business strategy largely involves leveraging the benefits of our AT&T Wireless affiliation and our membership in the AT&T Wireless Network.

If AT&T Wireless is Not Successful as a Provider of Wireless Communications, Our Business and Results of Operations May be Adversely Affected

    Our results of operations are highly dependent on our relationship with AT&T Wireless and the success of its wireless communications strategy. AT&T Wireless is subject, to varying degrees, to the economic, administrative, logistical and other risks set forth in this prospectus. Because we market our products under the AT&T brand name, our results of operations could be adversely affected if AT&T Wireless' reputation as a wireless communications provider declines.

AT&T Wireless May Compete with Us by Obtaining Subscribers Who Otherwise Might Use Our Services That Are Co-Branded with AT&T

    Under the terms of our stockholders' agreement, we are required to enter into a resale agreement at AT&T Wireless' request. The resale agreement will allow AT&T Wireless to sell access to, and usage of, our services in our licensed area on a nonexclusive basis and using the AT&T brand. AT&T Wireless may be able to develop its own customer base in our licensed area during the term of the resale agreement. In addition, if AT&T Wireless engages in specified business combinations, the exercise of its termination rights under the stockholders' agreement could result in increased competition detrimental to our business. We cannot assure you that AT&T Wireless will not enter into such a business combination, and the termination of the non-compete and exclusivity provisions of the stockholders' agreement could have a material adverse effect on our operations.

We Face Intense Competition from Other PCS and Cellular Providers and from Other Technologies

    The viability of our PCS business will depend upon, among other things, our ability to compete, especially on price, reliability, quality of service and availability of voice and data features. In addition, our ability to maintain the pricing of our services may be limited by competition, including the entry of new service providers in our markets.

    There are two established cellular providers in each of our markets. These providers have significant infrastructure in place, often at low historical cost, have been operational for many years, have substantial existing subscriber bases and have substantially greater capital resources than we do. In addition, in most of our markets, there are at least three PCS providers currently offering commercial service or likely to begin offering service before we will. We will also face competition from paging, dispatch and conventional mobile radio operations, specialized mobile radio, called SMR and enhanced specialized mobile radio, called ESMR, including those ESMR networks operated by Nextel Communications and its affiliates in our markets. We will also be competing with resellers of wireless services. We expect competition in the wireless telecommunications industry to be dynamic and intense as a result of the entrance of new competition and the development and deployment of new technologies, products and services.

    In the future, cellular and PCS providers will also compete more directly with traditional landline telephone service operators, and may compete with services offered by energy utilities and cable and wireless cable operators seeking to offer communications services by leveraging their existing infrastructure. Additionally, continuing technological advances in telecommunications, the availability of more spectrum and FCC policies that encourage the development of new spectrum-based technologies make it impossible to accurately predict the extent of future competition.

Because We Depend on Equipment and Service Vendors to Build Out Our PCS Network, We Cannot be Certain That the Remainder of Our PCS Network Will be Built Out in a Timely and Cost-Effective Manner

    Our future financial condition depends on our ability to build out rapidly and then operate a commercial PCS network in our markets. To do so effectively will require the timely delivery of infrastructure equipment for use in our cell sites and switching offices, as well as handsets. There is considerable demand for PCS infrastructure equipment that may result in substantial backlogs of orders and long lead times for delivery of certain types of equipment. If any of our equipment vendors fail to perform on schedule, we may not be able to build out the remainder of our markets or provide PCS service in the remainder of our markets in a timely and cost-effective manner.

    Although we have entered into an exclusive equipment supply agreement with Ericsson for the purchase of at least $300.0 million of certain equipment and services related to the buildout of our PCS system over a five-year period, we cannot be certain that we will receive this equipment in the quantities that are needed to complete the buildout in our markets. If we do not receive this equipment on time, then we will be unable to begin the remainder of our PCS operations on schedule. Because of our exclusive arrangements with Ericsson, our ability to adhere to our buildout schedule will depend significantly on the ability of Ericsson to deliver its equipment in a timely fashion. We cannot be certain that Ericsson or any other vendor will be able to provide us with the equipment to build out the remainder of our markets in a timely and cost-effective manner. The termination of the Ericsson agreement or the failure of any of the vendors to perform under any supply agreement would adversely affect our ability to begin operations as planned.

    In addition to equipment vendors, we depend on our service vendors for radiofrequency engineering services, site acquisition services and build-to-suit site construction services. If any of these service vendors fail to perform on schedule, we may not be able to begin our PCS operations on schedule in certain markets.

    We anticipate that our subscribers will access wireless services in our markets and throughout the AT&T Wireless Network by using tri-mode handsets. A limited number of companies worldwide, including Ericsson, Motorola and Nokia Corporation, currently manufacture and supply IS-136 TDMA tri-mode handsets in commercial quantities. If our vendors fail to supply these handsets when expected, we will be required to delay our launch of service in one or more markets or offer our customers handsets without tri-mode capabilities. Without tri-mode handsets, our customers will not be able to roam on both analog cellular and digital cellular systems. While we believe we will be able to purchase tri-mode handsets in sufficient quantity to launch our service as planned, we may be unable to obtain these handsets from our vendors in the quantities or at the prices we expect. In that event, our service, our business and our operating results could be adversely affected.

If We Fail to Build Out the Remainder of Our PCS Network According to Our Current Plan and Schedule, Our Growth May be Limited, Our Market Entry May be Delayed, and Our Buildout Costs May Increase

    If we are unable to implement our construction plan, we may also be unable to provide, or may be delayed in providing, PCS service in certain of our markets. To complete construction of our PCS network, we must first complete the design of the network, acquire, purchase and install equipment, test the network and relocate or otherwise accommodate microwave users currently using the spectrum. Construction of our PCS network will also depend, to a significant degree, on our ability to lease or acquire sites for the location of our transmission equipment.

    In areas where we are unable to co-locate our transmission equipment on existing facilities, we will need to negotiate lease or acquisition agreements, which may involve competitors as counterparties. In many cases, we will be required to obtain zoning variances and other governmental approvals or permits. In addition, because of concern over radiofrequency emissions and tower appearance, some local governments have instituted moratoria on further construction of antenna sites until the respective health, safety and historic preservation aspects of this matter are studied further. Accordingly, we may be unable to construct our PCS network in any particular market in accordance with our current construction plan and schedule. As a result, our growth may be limited, our market entry may be delayed and the costs of building out new markets may increase. Any one of these factors would be likely to adversely affect our future operating performance in those markets.

Our Inability to Effectively Manage Our Planned Rapid Growth Could Adversely Affect Our Operations

    We have experienced rapid growth and development in a relatively short period of time and expect to continue to experience rapid growth in the future. The management of this growth will require, among other things, continued development of our financial and management controls and management information systems, stringent control of costs, increased marketing activities, ability to attract and retain qualified management personnel and the training of new personnel. We intend to hire additional personnel in order to manage our expected growth and expansion. Failure to successfully manage our expected rapid growth and development and difficulties in managing the buildout of our network could have a material adverse effect on our business and operating results.

The Technology Chosen by Us May Become Obsolete, Which Would Adversely Affect Our Ability to be Competitive and May Result in Increased Costs to Adopt a New Technology

    The wireless telecommunications industry is experiencing significant technological changes, as evidenced by the increasing pace of digital installations in existing analog cellular systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements, and changes in consumer requirements and preferences. Given the emerging nature of the PCS industry, alternative technological and service advancements could materialize in the future and prove viable, which could render the IS-136 TDMA technology employed by us obsolete and, as a result, could have a material adverse effect on our business and operating results. To remain competitive, we must develop or gain access to new technologies in order to increase product performance and functionality and to increase cost-effectiveness.

Our Digital PCS Technology May Not Gain Customer Acceptance, Which Would Adversely Affect Our Ability to be Competitive and May Result in Increased Costs to Adopt a New Technology

    If subsequent to our deployment of IS-136 TDMA, consumers perceive that another technology has marketplace advantages over IS-136 TDMA, we could experience a competitive disadvantage or be forced to implement that technology at substantially increased cost.

    Three standards are being used by PCS providers in the United States: IS-136 TDMA, CDMA and GSM. Although all three standards are digital transmission technologies and thus share certain basic characteristics which differentiate them from analog transmission technology, they are not compatible or interchangeable with each other.

    To roam in other markets where no PCS licensee utilizes the IS-136 TDMA standard, our subscribers must utilize tri-mode handsets to use an analog or digital cellular system in such markets. Generally, tri-mode handsets are more expensive than single-or dual-mode handsets. The higher cost of these handsets may impede our ability to attract subscribers or achieve positive cash flow as planned.

    It is anticipated that CDMA-based PCS providers will own licenses covering virtually all of the United States population. Other PCS providers have deployed GSM technology in many of our markets. GSM is the prevalent standard in Europe.

    It is possible that a digital transmission technology other than IS-136 TDMA may gain acceptance in the United States sufficient to affect adversely the resources currently devoted by vendors to improving IS-136 digital cellular technology. Any differences that may from time to time exist between the technology deployed by the other wireless telecommunications service providers, such as CDMA, GSM or other transmission technology standards that may be developed in the future, may affect customer acceptance of the services we offer.

Third-Party Fraud Will Likely Cause Us to Incur Increased Operating Costs

    As do most companies in the wireless industry, we will likely incur costs associated with the unauthorized use of our network, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud impacts interconnection costs, capacity costs, administrative costs, fraud prevention costs and payments to other carriers for unbillable fraudulent roaming.

Concerns That the Use of Wireless Handsets May Pose Health and Safety Risks May Discourage the Use of Our PCS Handsets

    Media reports have suggested that, and studies are currently being undertaken to determine whether, radiofrequency emissions from cellular and PCS wireless handsets may be linked with health risks, including cancer, and interference with various electronic medical devices, including hearing aids and pacemakers.

    Concerns over radiofrequency emissions may discourage the use of wireless communications devices, such as PCS handsets, which could adversely affect our business. In addition, the FCC requires that certain transmitters, facilities, operations, and mobile and portable transmitting devices used in PCS handsets meet specific radiofrequency emission standards. Compliance with any new restrictions could materially increase our costs. Concerns about radiofrequency emissions may affect our ability to obtain licenses from government entities necessary to construct microwave sites in certain locations.

    Separately, governmental authorities may create new regulations concerning hand-held phones, and our handsets may not comply with rules adopted in the future. Noncompliance would decrease demand for our services. In addition, some state and local legislatures have passed or are considering restrictions on wireless phone use for drivers. The passage or proliferation of this or future legislation could decrease demand for our services.

    We cannot predict the effect of any governmental action concerning the usage of mobile phones. In addition, measures aimed at wireless services companies as opposed to users may be proposed or passed on the state or federal level in the future. Governmental actions could materially adversely affect us by requiring us to modify our operations or business plans in response to such restrictions.

Our FCC Licenses May Be Revoked Under Certain Circumstances, and the Loss of Any FCC Licenses Could Adversely Affect Our Business and Our Ability to Provide PCS Service in Certain Markets

    Our principal assets are PCS licenses issued by the FCC. The FCC has imposed certain requirements on its licensees, including PCS operators. For example, PCS licenses may be revoked by the FCC at any time for cause, including failure to comply with the terms of the licenses, a violation of FCC regulations, failure to continue to qualify for the licenses, malfeasance or other misconduct. The loss of any license, or an action that threatens the loss of any license, would have a material adverse effect on our business and our operating results. We have no reason, however, to believe that any of our licenses will be revoked or will not be renewed.

    C- and F-Block License Requirements. The FCC imposed certain additional restrictions on its C- and F-Block licenses. Participants in the C- and F-Block auctions, including our predecessors, Airwave Communications and Digital PCS, which contributed our C- and F-Block licenses to us, were required to qualify as an entrepreneur, as defined by the FCC. In addition, because Airwave Communications and Digital PCS qualified as small businesses, as defined by the FCC at the time of the C-Block auction and very small businesses, as defined by the FCC at the time of the F-Block auction, they received substantial bidding credits and became entitled to pay a large portion of the net purchase price for their licenses over a ten-year period at special interest rates and terms, including making payments of interest only for a period of time.

    With respect to the C- and F-Block licenses, we believe that Airwave Communications and Digital PCS satisfied the FCC's eligibility requirements for those licenses. We intend to maintain diligently our qualification for those licenses. If we do not comply with FCC rules, the FCC could fine us, revoke our PCS licenses, accelerate our installment payment obligations, cause us to lose bidding credits retroactively, or require a restructuring of our equity. Any of these events could adversely affect our business and financing.

    Network Buildout Requirements. All PCS licenses, including those contributed to us by AT&T Wireless, Airwave Communications and Digital PCS, are subject to the FCC's buildout requirements. We have developed a buildout plan that we believe meets all FCC requirements. However, we may be unable to meet our buildout schedule. If there are delays in implementing our network buildout, the FCC could reassess our authorized service area or, in extreme cases, it may revoke our licenses or impose fines.

    Foreign Ownership Limitations. The current restrictions on foreign ownership could adversely affect our ability to attract additional equity financing from entities that are, or are owned by, foreign interests. We believe that we do not have foreign ownership in excess of applicable limits. However, if our foreign ownership were to exceed the then-applicable limits in the future, the FCC could revoke our PCS licenses or order an ownership restructuring.

Because We Face Broad and Evolving Government Regulation, We May Have to Modify Our Business Plans or Operations in the Future, and We May Incur Increased Costs to Comply with New Regulations

    The licensing, construction, operation, sale and interconnection arrangements of wireless telecommunications systems are regulated to varying degrees by the FCC, Congress and state and local regulatory agencies. This regulation is continually evolving. There are a number of issues as to which regulation has been or in the future may be introduced, including those regarding interference between different types of wireless telecommunications systems and the effect of wireless telecommunications equipment on medical equipment and devices. As new regulations are promulgated on these or other subjects, we may be required to modify our business plans or operations to comply with them. It is possible that the FCC, Congress or any state or local regulatory agency having jurisdiction over our business will adopt or change regulations or take other actions that could adversely affect our business and our operating results.

    The Telecommunications Act of 1996 mandated significant changes in existing regulation of the telecommunications industry to promote competitive development of new service offerings, to expand public availability of telecommunications services and to streamline regulation of the industry. Nevertheless, the implementation of these mandates by the FCC and state authorities will involve numerous changes in established rules and policies that could adversely affect our business.

    The government financing for C- and F-Block licenses is evidenced by an FCC installment payment plan note and a security agreement for each license we acquired in the C- and F-Block auctions. Terms and conditions of the FCC notes have not yet been definitively interpreted, including, among other things, matters involving collateral and the assignability of PCS licenses.

If We Fail to Satisfy FCC Control Group Requirements, We May Lose Our C- and F-Block Licenses, Which Could Adversely Affect Our Business and Our Ability to Provide PCS Service in Certain Markets

    To retain the C- and F-Block licenses and the favorable government financing granted to us, we must maintain our designated entity status as an entrepreneur and small business or very small business. To maintain all of the benefits of our designated entity status, our control group and qualifying investors must retain certain minimum stock ownership and control of our voting stock, as well as legal and actual control of us for five years from the date of grant of our C- and F-Block PCS licenses, subject to possible unjust enrichment obligations for ten years. The FCC has indicated that it will not rely solely on legal control in determining whether the control group and its qualifying investors are truly in control of an entity. Even if the control group and the qualifying investors hold the requisite percentages of equity and voting control, the FCC may still inquire to determine whether actual control exists.

Because A Significant Portion of Our Assets Are Intangible They May Have Little Value Upon a Liquidation

    Our assets consist primarily of intangible assets, principally FCC licenses, the value of which will depend significantly upon the success of our PCS network business and the growth of the PCS and wireless communications industries in general. If we default on our indebtedness or upon our liquidation, the value of these assets may not be sufficient to satisfy our obligations. We had a net tangible book value deficit of $334.6 million attributable to our common stock as of September 30, 1999.

Our Use of the SunCom Brand Name for Marketing May Link Our Reputation With Those of the Other SunCom Companies and May Expose Us to Litigation

    We use the SunCom brand name to market our products and services in conjunction with two other members of the AT&T Wireless Network, TeleCorp PCS and Triton PCS, in order to broaden our marketing exposure and share the costs of advertising. It is possible that our reputation for quality products and services under the SunCom brand name will be associated with the reputation of TeleCorp PCS and Triton PCS, and any unfavorable consumer reaction to our wireless partners using the SunCom brand name could adversely affect our own reputation.

    The State of Florida has contacted AT&T Wireless concerning Florida's alleged rights in the trademark SunCom. Florida uses the trademark SunCom for a communications network used solely by state agencies in Florida and certain not-for-profit entities that conduct a threshold level of business with the state. If we are not successful in reaching an amicable resolution with Florida regarding the SunCom trademark, we may need to litigate to determine the scope of the rights of the state with respect to the SunCom trademark. The outcome of any litigation is uncertain, and we may not have a continuing right to use the SunCom brand name in the areas in which Florida has done business under the SunCom trademark.

Year 2000 Issues Could Cause Interruption or Failure of Our Computer Systems

    We use a significant number of computer systems and software programs in our operations, including applications used in support of our PCS network equipment and various administrative functions. Although we believe that our computer systems and software applications contain source code that is able to interpret appropriately dates after December 31, 1999, our failure to make or obtain necessary modifications to our systems and software could result in systems interruptions or failures that could have a material adverse effect on our business.

    We do not anticipate that we will incur material expenses to make our systems Year 2000 compliant. However, unanticipated costs necessary to avoid potential systems interruptions could exceed our present expectations and consequently have a material adverse effect on our business. In addition, if our key equipment and service providers fail to make their respective computer systems and software programs Year 2000 compliant, then such failure could have a material adverse effect on our business. See "Management's Discussion and Analysis--Year 2000".

A Limited Number of Stockholders Control Us, and Their Interests May be Different from Yours

    Messrs. Mounger and Martin will continue to control 53.2% of our total voting power after the offerings through their ownership of the Voting Preference common stock and other shares. In addition, AT&T Wireless, Conseco, Inc., Dresdner Kleinwort Benson Private Equity Partners L.P., Triune PCS, LLC, MF Financial and Southern Farm Bureau Life Insurance Co. will control approximately 33.9% of our total voting power, in the aggregate, after the offerings. These stockholders and certain of their affiliates, together have the power to elect all of our directors. They have agreed in a stockholders' agreement to arrangements for the nomination of directors and to vote their shares together to elect all of the nominees selected by them under the stockholders' agreement. As a result of their stock ownership, these stockholders and our management will have the ability to control our future operations and strategy. They will also be able to effect or prevent a sale or merger or other change of control of our company. In addition, by virtue of their ownership of Voting Preference common stock, Messrs. Mounger and Martin can control the outcome of any matter that requires a vote of a majority of the common stock and can prevent the approval of any matter that requires a supermajority vote of the common stock.

    Conflicts of interest between these stockholders and management stockholders and our public stockholders may arise with respect to sales of shares of Class A or Class B common stock owned by our initial investors and management stockholders or other matters. For example, sales of shares by our initial investors and management stockholders could result in a change of control under our bank facility, which would constitute an event of default under the bank facility, and under our senior subordinated discount note indenture, which would require us to offer to repurchase those notes. In addition, the interests of our initial investors and other existing stockholders regarding any proposed merger or sale may differ from the interests of our new public stockholders, especially if the consideration to be paid for the Class A and Class B common stock in a merger or sale is less than the price paid by public stockholders in this offering.

Anti-Takeover Provisions Affecting Us Could Prevent or Delay a Change of Control That You May Favor

    Provisions of our restated certificate of incorporation and our bylaws that will become effective upon the closing of this offering, provisions of our debt instruments and other agreements, and provisions of applicable Delaware law and applicable federal and state regulations may discourage, delay or prevent a merger or other change of control that stockholders may consider favorable. The provisions of our restated certificate of incorporation or bylaws, among other things, will:

  . divide our board of directors into three classes, with members of each class to be elected in staggered three-year terms;

  .   limit the right of stockholders to remove directors;

  . regulate how stockholders may present proposals or nominate directors for election at annual meetings of stockholders; and

  . authorize our board of directors to issue preferred stock in one or more series, without stockholder approval.

    These provisions could:

  . have the effect of delaying, deferring or preventing a change in control of our company;

  . discourage bids for our Class A common stock at a premium over the market price;

  . lower the market price of, and the voting and other rights of the holders of, our Class A common stock; or

  . impede the ability of the holders of our Class A common stock to change our management.

    In addition, our stockholders' agreement, bank facility and senior subordinated note indenture contain limitations on our ability to enter into change of control transactions. See "Certain Relationships and Related Transactions", "Description of Indebtedness" and "Description of Capital Stock--Anti-Takeover Effects of Certain Provisions of Delaware Law and our Amended and Restated Certificate of Incorporation and Bylaws."

    Our business is subject to regulation by the FCC and state regulatory commissions or similar state regulatory agencies in the states in which we operate. This regulation may prevent some investors from owning our securities, even if that ownership may be favorable to us. The FCC and some states have statutes or regulations that would require an investor who acquires a specified percentage of our securities or the securities of one of our subsidiaries to obtain approval to own those securities from the FCC or the applicable state commission.

Our Stock Price Is Likely to be Volatile

    Prior to this offering, you could not buy or sell our Class A common stock publicly. The market price of our Class A common stock is likely to be volatile and could be subject to wide fluctuations in response to factors such as the following, some of which are beyond our control:

  .   quarterly variations in our operating results;

  . operating results that vary from the expectations of securities analysts and investors;

  . changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

  .   changes in law and regulation;

  . announcements by third parties of significant claims or proceedings against us;

  .   changes in market valuations of other PCS companies;

  . announcements of technological innovations or new services by us or our competitors;

  . announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  .   additions or departures of key personnel;

  .   future sales of our Class A common stock; and

  .   stock market price and volume fluctuations.

Additional Shares of Our Class A and Class B Common Stock Will be Eligible for Public Sale in the Future and Could Cause Our Stock Price to Drop, Even If Our Business Is Doing Well

    After this offering and the concurrent offering to certain of our existing stockholders, we will have 125,427,613 shares of Class A and Class B common stock outstanding, or 126,833,863 shares if the underwriters' option to purchase additional shares is exercised in full, and we have reserved an additional 5,977,480 shares of Class A common stock for issuance under our 1999 Stock Option

Plan and our Non-employee Directors Plan, 2,119,572 of which have been granted as of the date of this offering. After the concurrent offering, we will have 2,927,120 shares of Class B common stock outstanding. Our Class B common stock is convertible into our Class A common stock at any time on a one-for-one basis and is identical to our Class A common stock except that the Class B common stock generally does not have voting rights. In addition, 18,463,121 shares of our Class A common stock and 1,249,207 shares of Class D common stock may be issued upon conversion of our Series D preferred stock at any time at the option of the holders. The shares sold in this offering, except for any shares purchased by our affiliates, may be resold in the public market immediately. The remaining shares of our outstanding Class A common stock and the shares sold in the concurrent offering, representing approximately 88.8% of our outstanding common stock, or 87.5% if the underwriters' option to purchase additional shares is exercised in full, will become available for resale in the public market from time to time subject to the limitations discussed under "Shares Eligible for Future Sale".

    As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

You Will Experience Immediate and Substantial Dilution

    We expect the initial public offering price and, consequently, the price in the concurrent offering to certain of our existing stockholders will be substantially higher than the net tangible book value of each outstanding share of common stock. Purchasers of common stock in this offering and the concurrent offering will suffer immediate and substantial dilution. The dilution will be $17.16 per share in the net tangible book value of the Class A common stock issued in the initial public offering and $15.90 per share in the net tangible book value of the Class A and Class B common stock issued the concurrent offering.

        INFORMATION REGARDING FORWARD-LOOKING STATEMENTS AND MARKET DATA

    This prospectus contains forward-looking statements, including statements regarding, among other items:

  .   future earnings and other operating results,

  .   the estimated cost and timing of our network buildout,

  .   competition and

  .   prospects and trends of the wireless industry.

    Other statements contained in this prospectus are forward-looking statements and are not based on historical fact, such as statements containing the words "believes", "may", "will", "estimates", "continue", "anticipates", "intends", "expects" and words of similar import.

    These forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed in "Risk Factors", "Management's Discussion and Analysis", "Business" and elsewhere in this prospectus.

    Actual results may differ materially from those projected. We believe that our estimates are reasonable; but you should not unduly rely on these estimates, which are based on our current expectations. We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statements. We make no representation, warranty (express or implied) or assurance as to the completeness or accuracy of these projections and, accordingly, neither express an opinion or any other form of assurance regarding them.

    We base forward-looking statements in this prospectus upon the following assumptions, among others, and they may be incorrect:

  . We will not incur any unanticipated costs in the construction of our network.

  .   We will be able to compete successfully in each of our markets.

  . Demand for our services will meet wireless communications industry projections.

  . Our network will satisfy the requirements described in our agreements with AT&T and support the services we expect to provide.

  . We will be successful in working with AT&T and the other SunCom companies, as well as with other providers of wireless communications services and roaming partners, to ensure effective marketing of our network and the services we intend to offer.

  . There will be no change in any governmental regulation or the administration of existing governmental regulations that requires a material change in the operation of our business.

    If one or more of these assumptions is incorrect, our actual business, operations and financial results may differ materially from the expectations, expressed or implied, in the forward-looking statements. Do not place undue reliance on any forward-looking statements.

    Market data used throughout this prospectus is based on our good faith estimates. Our estimates are based upon our review of internal surveys, independent industry publications and other publicly available information.

                              CONCURRENT OFFERING

    Certain of our existing stockholders have agreed, as of the date of this prospectus, to purchase an aggregate of 3,811,229 shares of our Class A and Class B common stock. These stockholders will purchase these shares at a price per share equal to $16.74, the initial public offering price less an amount equal to the underwriting discount we will pay to the underwriters in this offering. See "Principal Stockholders". We are offering these shares by a separate prospectus in a concurrent offering. These shares will be subject to a lock-up provision set forth in our Stockholders' Agreement, which prohibits these stockholders from selling their shares until January 7, 2002, subject to limited exceptions. See "Shares Eligible for Future Sale--Lock-up Agreements". Consummation of the concurrent offering is conditioned upon the closing of this offering. The concurrent offering is being made as a result of the exercise by these existing stockholders of their rights of participation in our initial public offering. These rights are set forth in our Stockholders' Agreement. See "Joint Venture Agreements with AT&T Wireless--Stockholders' Agreement--Right of Participation".

                                USE OF PROCEEDS

    We estimate that the net proceeds from the sale of the shares of Class A common stock in the initial public offering will be approximately $155.4 million after deducting the underwriting discounts and estimated offering expenses. If the underwriters exercise in full their option to purchase additional shares, we estimate that our net proceeds in the initial public offering will be approximately $179.0 million. We estimate the net proceeds in the concurrent offering to certain of our existing stockholders will be approximately $63.8 million.

    We expect to use the net proceeds of this offering and the concurrent offering for general corporate purposes, including capital expenditures in connection with the construction of our PCS services network, sales and marketing activities and working capital. We anticipate spending approximately $175 million in the fourth quarter of 1999 and a total of approximately $320 million in 2000 and 2001 on network construction, although actual amounts expended may vary significantly depending upon the progress of the construction and other factors. These capital expenditures are expected to be funded through a combination of the proceeds of this offering and the concurrent offering, cash on hand and available bank credit facilities.

    A portion of the net proceeds may also be used for acquisitions. Although we have no agreements or commitments with respect to any such acquisition, from time to time we evaluate opportunities and enter into discussions regarding possible acquisitions of licenses and properties that will complement or extend our existing operations. We do not currently expect that we would acquire licenses in any new market unless we were able to extend the AT&T agreements to cover our operations in the market.

    Pending these uses, the net proceeds of this offering and the concurrent offering will be invested in short-term, interest-bearing government or investment grade securities.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any dividends on our common stock in the foreseeable future. Our Voting Preference common stock is not entitled to receive dividends. We currently intend to retain future earnings, if any, to finance the expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then existing conditions, including our financial condition and results of operations, contractual restrictions, business prospects and other factors that the board of directors considers relevant. Our ability to pay dividends is restricted by the terms of our preferred stock, our indenture and our bank facility. See "Description of Capital Stock" and "Description of Certain Indebtedness".

                                 CAPITALIZATION

    The following table sets forth our consolidated capitalization as of September 30, 1999 on an actual, unaudited basis, and on an as adjusted basis to give effect to

  . the sale of shares of Class A common stock in this offering at an initial public offering price of $18.00 per share and the sale of shares of Class A and Class B common stock to certain of our existing stockholders in the concurrent offering at an offering price of $16.74 per share,

  . the conversion of all of our outstanding Series C preferred stock into shares of Class A and Class D common stock prior to the closing of this offering, and

  . the return of shares of our capital stock as a result of changes in terms of employment.

The following table should be read in conjunction with "Management's Discussion and Analysis" and our consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus.

                                                           September 30, 1999
                                                          ---------------------
                                                           Actual   As Adjusted
                                                          --------  -----------
                                                             (in thousands)
                                                             --------------
Cash and cash equivalents ............................... $485,684  $  704,921
                                                          ========  ==========
Long-term debt:
  Bank facility.......................................... $300,000  $  300,000
  FCC debt...............................................   41,666      41,666
  Senior subordinated discount notes.....................  210,093     210,093
                                                          --------  ----------
    Total long-term debt.................................  551,759     551,759
                                                          --------  ----------
Series A 10% redeemable convertible preferred stock......   97,301      97,301
                                                          --------  ----------
Stockholders' equity:
  Preferred stock, par value--$0.01 per share; authorized
   3,100,000 shares:
    Series B preferred stock, no shares issued and
     outstanding.........................................      --          --
    Series C preferred stock, 184,233 shares issued and
     outstanding and no shares outstanding on an as
     adjusted basis......................................  174,658         --
    Series D preferred stock, 46,374 shares issued and
     outstanding and on an as adjusted basis.............   46,374      46,374
  Common Stock, par value--$0.01 per share; authorized
   1,016,000,009 shares:
    Class A common stock, 13,502,124 shares issued and
     outstanding and 96,444,913 shares outstanding on an
     as adjusted basis...................................      --          964
    Class B common stock, no shares issued and
     outstanding and 2,927,120 shares outstanding on an
     as adjusted basis...................................      --           29
    Class C common stock, 2,070,672 shares issued and
     outstanding and 1,380,448 shares outstanding on an
     as adjusted basis...................................      --           14
    Class D common stock, no shares issued and
     outstanding and 4,962,804 shares outstanding on an
     as adjusted basis...................................      --           50
    Voting Preference common stock, nine shares issued
     and outstanding and six shares outstanding on an as
     adjusted basis......................................      --          --
  Additional paid-in capital                                 4,500     397,338
  Deficit accumulated during the development stage.......  (50,292)    (50,292)
                                                          --------  ----------
    Total stockholders' equity...........................  175,240     394,477
                                                          --------  ----------
      Total capitalization............................... $824,300  $1,043,537
                                                          ========  ==========

                                    DILUTION

    If you invest in our Class A or Class B common stock, your interest will be diluted by an amount equal to the difference between the public offering price per share of Class A and Class B common stock and the net tangible book deficit per share of common stock after this offering and the concurrent offering to certain of our existing stockholders.

    Prior to this offering and the concurrent offering, our pro forma net tangible book deficit as of September 30, 1999 was approximately $113.6 million, or $1.01 per share of common stock. Pro forma net tangible book deficit represents the amount of total tangible assets less total liabilities and redeemable convertible preferred stock, divided by the number of shares of common stock outstanding, assuming conversion of all outstanding shares of Series C and Series D preferred stock into Class A and Class D common stock. Without taking into account any other changes in the net tangible book deficit after September 30, 1999, other than to give effect to our sale of the shares of Class A common stock offered hereby and the Class A and Class B common stock offered in the concurrent offering and our receipt of the estimated net proceeds therefrom, our pro forma net tangible book value as of September 30, 1999 would have been approximately $105.6 million or $0.84 per share. The following table illustrates this per share dilution:

   Assumed initial public offering price per share of Class A
    common stock................................................          $18.00
   Pro forma net tangible book deficit per share of common stock at September 30, 1999.......................................  $(1.01)
   Increase in pro forma net tangible book value per share of common stock attributable to new investors in this offering
    and the concurrent offering.................................    1.85
                                                                  ------
   Pro forma net tangible book value per share of common stock
    after this offering and the concurrent offering.............            0.84
                                                                          ------
   Dilution in pro forma net tangible book value per share of
    common stock to new investors...............................          $17.16
                                                                          ======

    The foregoing discussion assumes no exercise of any options after the date of this offering. As of the date of this offering, an aggregate of 2,119,572 shares of Class A common stock were issuable upon the exercise of outstanding employee options issued under our 1999 Stock Option Plan and director options issued under our Non-employee Directors Plan, at an exercise price of $18.00 per share. If all options outstanding as of the date of this offering were exercised, the net tangible book value per share immediately after completion of this offering would be $143.8 million. This represents an immediate dilution in net tangible book value of $16.87 per share to purchasers of Class A common stock in this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following selected financial data for the periods indicated have been derived from our consolidated financial statements which statements, except for the nine-month periods ended September 30, 1998 and 1999, the related balance sheet data as of September 30, 1999 and the period from inception to September 30, 1999, have been audited by KPMG Peat Marwick LLP, independent certified public accountants, whose report thereon, other than operations for the period from inception through December 31, 1995 and balance sheets at December 31, 1995 and 1996, appears elsewhere in this prospectus. The unaudited financial data referred to above includes, in the opinion of management, all necessary adjustments required for a fair presentation of the data. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of results to be anticipated for the entire year. The selected financial data should be read in conjunction with "Management's Discussion and Analysis" and our consolidated financial statements and notes thereto included elsewhere in this prospectus.

                                                                    Cumulative
                          Period  From                               amounts                          Cumulative
                           inception                                  since                          amounts since
                               to                                  inception at Nine months ended     inception at
                          December 31, Years ended December 31,    December 31,   September 30,      September 30,
                          ------------ --------------------------  ------------ -------------------  -------------
                              1995      1996     1997      1998        1998      1998       1999         1999
                          ------------ -------  -------  --------  ------------ -------  ----------  -------------
                                                        (dollars in thousands)
Statements of Operations
 Data:
 Revenues...............     $ --      $   --   $   --   $    --     $    --    $   --   $      179    $    179
                             -----     -------  -------  --------    --------   -------  ----------    --------
 Operating expenses:
 Cost of services and
  equipment.............       --          --       --        --          --        --          189         189
 Plant..................       --            4      104     1,939       2,047       504       8,931      10,977
 General and
  administrative........       121       1,481    3,123     4,947       9,672     3,208      17,414      27,085
 Other..................       --            7       48       800         855       201      12,222      13,077
                             -----     -------  -------  --------    --------   -------  ----------    --------
 Total operating
  expenses..............       121       1,492    3,275     7,686      12,574     3,913      38,756      51,328
                             -----     -------  -------  --------    --------   -------  ----------    --------
 Operating loss.........      (121)     (1,492)  (3,275)   (7,686)    (12,574)   (3,913)    (38,577)    (51,149)
 Interest income........         1          31      121        77         230        39      10,451      10,679
 Interest expense and
  financing cost........       --          --       --       (722)       (722)      --      (14,268)    (14,990)
                             -----     -------  -------  --------    --------   -------  ----------    --------
 Loss before
  extraordinary item and
  income taxes..........      (120)     (1,461)  (3,154)   (8,331)    (13,066)   (3,874)    (42,394)    (55,460)
 Income tax benefit.....       --          --       --        --          --        --       13,638      13,638
                             -----     -------  -------  --------    --------   -------  ----------    --------
 Loss before
  extraordinary item....      (120)     (1,461)  (3,154)   (8,331)    (13,066)   (3,874)    (28,756)    (41,822)
 Extraordinary item --
 Loss on return of
  spectrum..............       --          --       --     (2,414)     (2,414)   (2,414)        --       (2,414)
                             -----     -------  -------  --------    --------   -------  ----------    --------
 Net loss...............      (120)     (1,461)  (3,154)  (10,745)    (15,480)   (6,288)    (28,756)    (44,236)
 Accrual of dividends on
  Series A redeemable
  preferred stock.......       --          --       --        --          --        --       (6,632)     (6,632)
                             -----     -------  -------  --------    --------   -------  ----------    --------
 Net loss available to
  common shareholders...     $(120)    $(1,461) $(3,154) $(10,745)   $(15,480)  $(6,288) $  (35,388)   $(50,868)
                             =====     =======  =======  ========    ========   =======  ==========    ========
 Basic and diluted net
  loss per common
  share(1)..............                                                                 $    (2.32)
                                                                                         ==========
 Weighted average common
  shares
  outstanding(1)........                                                                 15,224,891
                                                                                         ==========
 Pro forma basic and
  diluted net loss per
  common share(1).......                                                                 $    (0.38)
                                                                                         ==========
 Pro forma weighted
  average common shares
  outstanding(1)........                                                                 93,537,315
                                                                                         ==========

-------
(1) Weighted average common shares outstanding above were calculated assuming that the Class A and Class C common shares were issued and split on January 1, 1999. Pro forma weighted average common shares outstanding were calculated assuming that Series C preferred stock was converted to Class A and Class D common stock on January 1, 1999. Per share information is not included for periods prior to 1999 because our predecessor companies were limited liability companies with different capital structures.

                                          December 31,
                                 -------------------------------  September 30,
                                  1995   1996     1997    1998        1999
                                 ------ ------- -------- -------  -------------
                                            (dollars in thousands)
Balance Sheet Data:
 Cash and cash equivalents...... $  400 $    32 $  1,763 $   846    $485,684
 Other current assets...........  4,501   5,000      285     960       9,453
 Property and equipment, net....    --       10       13  13,816     132,075
 FCC licensing costs............     40  62,503   99,425  71,466     199,440
 Intangible assets, net.........      3     186    1,027   1,933      89,354
 Other assets...................    --      --       --      --       15,466
                                 ------ ------- -------- -------    --------
 Total assets................... $4,944 $67,731 $102,513 $89,021    $931,472
                                 ====== ======= ======== =======    ========
 Total current liabilities...... $3,425 $ 8,553 $  8,425 $32,911    $ 54,592
 Long-term debt.................    --   53,504   77,200  51,599     551,078
 Other non-current liabilities..    --      --     8,126   6,494      53,261
 Total Series A redeemable
  preferred stock...............    --      --       --      --       97,301
 Total stockholders' equity
  (deficit).....................  1,519   5,674    8,762  (1,983)    175,240
                                 ------ ------- -------- -------    --------
 Total liabilities and
  stockholders' equity.......... $4,944 $67,731 $102,513 $89,021    $931,472
                                 ====== ======= ======== =======    ========

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

    The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes thereto, which are included elsewhere in this prospectus. See also "Information Regarding Forward Looking Statements and Market Data".

General

    We are an AT&T Wireless affiliate with licenses to provide PCS services to approximately 14.0 million people in contiguous markets in the south-central United States. While we are a development stage enterprise with limited operations, have had no significant revenues and expect to have significant operating losses in our initial stages of operations, we have recently begun to provide wireless services in six of our major markets. In January 1999, we entered into our affiliation agreement with AT&T Wireless, our largest equity stockholder with 21.9% ownership of our company prior to this offering. We have also joined with two other AT&T Wireless affiliates to operate under a common regional brand name, SunCom. We provide our PCS services as a member of the AT&T Wireless Network, serving as the preferred roaming provider to AT&T Wireless' digital customers in virtually all of our markets and co-branding our services with the AT&T and SunCom brands and logos, giving equal emphasis to each.

    We have incurred significant expenditures in conjunction with our organization and financing, PCS license acquisitions, hiring key personnel and the design and construction of our PCS network facilities. We have commenced commercial PCS services in six markets and intend to launch commercial operations in eight of our ten largest markets by the end of 1999. We intend to commence commercial PCS service in all of our major population and business centers by the end of 2000. The timing of launch in individual markets will be determined by various factors, principally the success of our site acquisition program, zoning and microwave relocation activities, equipment delivery schedules and local market and competitive considerations. We expect to be able to provide service to over 50% of the Pops in our license area by the end of 1999 and to over 98% by the end of 2000. Thereafter, we will evaluate further coverage expansion on a market-by-market basis.

    The extent to which we are able to generate operating revenues and earnings will be dependent on a number of business factors, including successfully deploying the PCS network and attaining profitable levels of market demand for our products and services.

Revenues

    We will generate substantially all of our revenues from the following services:

  . Service. We will sell wireless personal communications services. The various types of service revenue associated with personal communications services for our subscribers will include monthly recurring charges and monthly non-recurring airtime charges for local, long distance and roaming airtime used in excess of pre-subscribed usage. Our customers' charges are dependent on their rate plans, based on the number of pooled minutes included in their plans. Service revenue will also include monthly non-recurring airtime usage associated with our prepaid subscribers and non-recurring activation and de-activation service charges.

  . Equipment. We will sell wireless PCS handsets and accessories that are used by our customers in connection with our wireless services.

  . Roaming. We will charge monthly, non-recurring, per minute fees to other wireless companies whose customers use our network facilities to place and receive wireless services.

    Industry statistics indicate that average revenue per unit (ARPU) for the wireless communications business has declined substantially over the period 1993-1998. Although this decline has stabilized recently, management believes that some deterioration in ARPU will continue. Management also believes that certain direct operating costs, including billing, interconnect, roaming and long distance charges will decline. However, our ability to improve our margins will depend primarily on our ability to manage our variable costs, including selling, general and administrative expense and costs per new subscriber.

    A particular focus of our strategy is to reduce subscriber churn. Industry data suggest that those providers, including PCS providers, that have offered poor or spotty coverage, poor voice quality, unresponsive customer care or confusing billing suffer higher than average churn rates. Accordingly, we will launch service in a new market only after we believe that comprehensive and reliable coverage and service can be maintained in that market. In addition, we have designed our billing system to provide simple and understandable options to our subscribers and to permit subscribers to select a flexible billing cycle.

    We will also focus resources on a proactive subscriber retention program, strict credit policies and alternative methods of payment for credit-challenged customers. However, future PCS churn rates may be higher than historical rates due to the increase in number of competitors and expanded marketbase.

Cost of Services and Equipment

    Our cost of services and equipment has consisted of, and we expect, will continue to consist of, the following:

    Equipment. We purchase personal communications handsets and accessories from third party vendors to resell to our customers for use in connection with our services. The cost of handsets has been, and is expected to remain, higher than the resale price to the customer. This cost is recorded as a cost of services and equipment. We do not manufacture any of this equipment.

    Roaming Fees. We pay fees to other wireless communications companies based on airtime usage of our customers on other communications networks. It is expected that reciprocal roaming rates charged between our company and other carriers will decrease.

    Variable Interconnect. We pay monthly charges associated with the connection of our network with other carriers' networks. These fees are based on minutes of use by our customers. This is known as interconnection.

    Variable Long Distance. We pay monthly usage charges to other communications companies for long distance service provided to our customers. These variable charges are based on our subscribers' usage, applied at pre-negotiated rates with the other carriers.

Operating Expenses

    Our operating expenses have consisted of, and we expect will continue to consist of, the following costs:

    Plant. Our plant expense includes engineering operations and support, field technicians, network implementation support, and engineering management. This expense also includes monthly recurring charges directly associated with the maintenance of network facilities and equipment. Plant expense is expected to increase as we expand our coverage and add subscribers.

    General and administrative. Our general and administrative expense includes customer service, billing, information technology, finance, accounting, human resources and legal services. We expect general and administrative expense to increase as we expand our coverage and add subscribers.

    Stock Based Compensation. We have issued a total of 12,362,272 shares of our Class A and Class C common stock to members of our management, primarily in connection with the formation of the joint venture with AT&T Wireless. These shares are subject to repurchase agreements, which are considered a "variable stock plan" under generally accepted accounting principles. Under the repurchase agreements, the management holders will pay $2.50 per share for these shares, payable by surrendering shares to us valued at their fair value. Assuming the closing price of our Class A common stock on December 31, 1999 is $18.00 per share, we will record non-cash compensation expense of approximately $108.9 million in December 1999 relating to the earned portion of the stock issued to management. Assuming our Class A common stock continues to have a fair value of $18.00 per share, we would record additional non-cash compensation expense related to these shares for the period from 2000 through 2004 of approximately $82.7 million. Non-cash compensation expense related to these shares will be a variable, quarterly expense depending on the fair value of these shares. Any increase or decrease in fair value, above or below $18.00 per share for the Class A common stock would result in non-cash compensation expense for the period from 2000 through 2006 in amounts greater than or less than the above amount. Any increases could be substantial.

    Inasmuch as these additional charges for compensation expense are non-cash charges, these expenses would not affect the amount of earnings before interest, income taxes, depreciation and amortization, or EBITDA, we report in the future. We define EBITDA as total revenues less cost of services and equipment, plant expenses, general and administrative expenses and sales and marketing expenses. These expenses would exclude non-cash stock based compensation. Other companies may define EBITDA differently. EBITDA, as we have defined it, is not a measure of performance under generally accepted accounting principles and should not be construed as a substitute for consolidated net earnings (loss) as a measure of performance, or as a substitute for cash flow as a measure of liquidity. Management believes EBITDA is important because it provides useful information regarding the company's ability to incur and service debt.

    Sales and marketing. Our sales and marketing expense includes salaries and benefits, commissions, advertising and promotions, retail distribution, sales training, and direct and indirect support. Sales and marketing expense will increase as we expand our coverage and add subscribers.

    Depreciation and Amortization. Property and equipment are depreciated using the straight-line method, generally over three to seven years, based upon the estimated useful lives of the respective assets. Leasehold improvements are depreciated over the term of the lease. Network development costs are capitalized and are depreciated generally over seven years beginning as PCS service is commenced in each of our markets.

    PCS license costs are amortized over 40 years beginning as PCS service is commenced in each of our markets. The AT&T agreements, including the Network Membership License Agreement and the Intercarrier Roamer Service Agreement, are amortized over the lives of the agreements, 10 years and 20 years, respectively, beginning in January 1999.

    Interest Income (Expense). Interest income is earned primarily on our cash equivalents and restricted cash. Interest expense through September 1999 consists of interest due on our senior credit facilities, high yield debt and debt owed to the U.S. government related to our licenses.

Results of Operations

Nine-Month Periods Ended September 30, 1998 and September 30, 1999

    Our net loss was $6.3 million for the nine months ended September 30, 1998, as compared to a net loss of $28.8 million for the nine months ended September 30, 1999. We launched commercial service in the Jackson, Mississippi market in the third quarter of 1999, and until that time had no revenues. The expenses incurred to date primarily relate to developing an infrastructure and hiring staffing to support the future services we will provide.

    Revenues. Revenues for the nine months ended September 30, 1999 were $179,000. Revenues consist primarily of revenues derived from service to our customers, roaming services provided to customers of other carriers, and the sale of handsets and accessories. We launched commercial service in the Jackson, Mississippi market in September 1999. We had not previously recognized any revenues.

    Operating Expenses. Cost of services and equipment was $189,000 for the nine months ended September 30, 1999. Cost of services and equipment includes primarily the cost of equipment sold to customers, costs paid to other carriers for roaming services and long-distance charges incurred by customers on the system.

    Plant expenses were $504,000 and $8.9 million for the nine months ended September 30, 1998 and 1999, respectively. Plant expenses include primarily the cost of engineering and operating staff devoted to the oversight of the design and implementation of our network, site lease expenses and construction site office expenses.

    We expect that the majority of our future plant expenses will consist of costs relating to operating the network, including the cost of interconnection to wireline and other wireless networks, cell site lease costs, network personnel and repair and maintenance. We expect plant expense to increase during the remainder of 1999 as we begin commercial operation of our network in various markets.

    Our general and administrative expense includes customer service, billing, information technology, finance, accounting, human resources and legal services. General and administrative expenses increased from $3.2 million for the nine-month period ended September 30, 1998 to $17.4 million for the nine-month period ended September 30, 1999. The increase was due primarily to increased staffing in various departments, including information technology, billing and customer care, accounting, human resources and other administrative functions, incurred in the preparation for commercial launch of our network in 1999, as well as costs related to our redefined employment agreement with Mr. Sullivan totaling $5.8 million recorded in the third quarter of 1999.

    Effective September 1, 1999, we and Jerry M. Sullivan entered into an agreement to redefine Mr. Sullivan's relationship with us. Mr. Sullivan has resigned as one of our officers and directors. Mr. Sullivan will retain the title Executive Vice President through December 31, 2001; however, under the agreement, he is not permitted to represent us nor will he perform any functions for us. As part of the agreement, Mr. Sullivan will also receive an annual salary of $225,000 and an annual bonus of $112,500 through December 31, 2002. Mr. Sullivan will be fully vested in 1,800,000 shares of Class A common stock and has returned all other shares held by him, including his Voting Preference common stock to us. Accordingly, we have recorded $5.8 million in additional compensation expense in the nine-month period ended September 30, 1999. The $5.8 million was determined pursuant to the settlement of Mr. Sullivan's employment relationship with the Company and includes $4.5 million for the grant of additional stock rights, $225,000 annual salary and $112,500 annual bonus through December 31, 2002, and other related amounts.

    We expect general and administrative expenses to increase during the remainder of 1999 as we begin commercial operation in various markets.

    Our sales and marketing expense includes salaries and benefits, commissions, advertising and promotions, retail distribution, sales training, and direct and indirect support. Sales and marketing expenses increased from $181,000 for the first nine months of 1998 to $6.6 million for the same period in 1999. The increase was associated with the salary and benefits for sales and marketing personnel and for market development, including planning and leasing of sales offices and retail store locations. We expect to incur significant selling and marketing costs during the remainder of 1999 primarily related to sales commissions, promotional events and advertising incurred in connection with market launches in 1999.

    Depreciation and amortization expenses were $20,000 for the nine-month period ended September 30, 1998, as compared to $5.6 million for the nine-month period ended September 30, 1999. The 1999 expenses related primarily to the amortization of our roaming and license agreements with AT&T Wireless, as well as the depreciation of computer hardware, software, furniture, fixtures, and office equipment.

    Non-Operating Income and Expense. Interest income increased from $39,000 for the nine-month period ended September 30, 1998 to $10.5 million for the nine-month period ended September 30, 1999. This significant increase was a result of our investment of cash received from equity investors of $162.7 million, advances under our bank facility of $300.0 million and proceeds from the sale of senior subordinated discount notes of approximately $200.2 million. Our short-term cash investments consist primarily of U.S. Government securities with a dollar-weighted average maturity of 90 days or less.

    Financing costs were $2.2 million for the period ended September 30, 1999. These costs were associated with the January 1999 conversion by Digital PCS LLC of debt due to an investor to equity in Airwave Communications LLC. Digital PCS and Airwave Communications are our predecessor companies. See "Organization of Tritel".

    Interest expense was $12.0 million for the nine-months ended September 30, 1999, and consisted of interest on debt in excess of the amount capitalized for the purpose of completing the network buildout. All interest for the nine-months ended September 30, 1998 was capitalized because all debt for that period was applied to the network buildout.

    For the nine-months ended September 30, 1999, we recorded a deferred income tax benefit of $13.6 million. No valuation allowance was considered necessary for the resulting deferred tax asset, principally due to the existence of a deferred tax liability which was recorded upon the closing of the AT&T transaction on January 7, 1999. Prior to this date, the predecessor company was a limited liability corporation and was not subject to income taxes.

Years Ended December 31, 1996, December 31, 1997 and December 31, 1998

    Operating Expenses. Plant expenses were $4,000, $104,000 and $1.9 million for the years ended December 31, 1996, 1997 and 1998, respectively. These expenses were primarily related to an increase in engineering and operating staff devoted to the design and implementation of future operations of our network.

    We expect the majority of our future plant expenses will consist of costs relating to operating the network including the cost of interconnection to wireline and other wireless networks, cell site lease costs, network personnel and repair and maintenance.

    General and administrative expenses increased from $1.5 million in 1996, to $3.1 million in 1997 and $4.9 million in 1998. The increases were due to the development and growth of infrastructure and staffing relating to information technology, billing, customer care, financial reporting and other administrative functions incurred in the preparation for commercial launch of our network in 1999. Management's strategy of stressing the importance of customer care will cause the customer care department to become a larger part of ongoing general and administrative expenses. Billing costs will increase as the number of customers increases.

    Sales and marketing expenses increased from $5,000 in 1996 to $28,000 in 1997 and $452,000 in 1998. These increases were associated with the salary and benefits for sales and marketing personnel and for market development, including planning and leasing of regional offices. Management expects to incur significant selling and marketing costs, including commissions, promotional events and advertising, as we prepared to launch markets in 1999.

    Depreciation and amortization expenses were $2,000 in 1996 compared to $20,000 in 1997 and $348,000 in 1998. The expenses in 1998 related to the depreciation of furniture, fixtures and office equipment, as well as the amortization of deferred charges.

    Non-Operating Income and Expenses. Interest expense, net of interest income, for 1998 was $722,000. The interest expense related to licenses retained by Digital PCS.

    During July 1998, we recorded an extraordinary loss of $2.4 million on the forgiveness of debt related to the return of C-Block spectrum allowed by the FCC under restructuring guidelines.

Liquidity and Capital Resources

    The buildout of our network and the marketing and distribution of our products and services will require substantial capital. We currently estimate that our capital requirements for the period from inception through the end of 2001, assuming substantial completion of our network buildout, will total approximately $1.30 billion. We estimate those capital requirements will be met as follows:

                                                                 (in millions)
                                                                 -------------
       Bank facility............................................   $  507.8
       Senior subordinated discount notes.......................      200.2
       Government financing.....................................       47.5
       Net proceeds of this offering and the concurrent
        offering................................................      219.2
       Other cash equity........................................      163.4
       Non-cash equity..........................................      157.9
                                                                   --------
         Total estimated sources of capital ....................   $1,296.0
                                                                   ========

    On January 7, 1999, we entered into a loan agreement that provides for a senior bank facility with a group of lenders for an aggregate amount of $550 million of senior secured credit. The bank facility provides for:

  . a $250 million reducing revolving credit facility maturing on June 30, 2007,

  .   a $100 million term credit facility maturing on June 30, 2007, and

  .   a $200 million term credit facility maturing on December 31, 2007.

Up to $10 million of the facility may be used for letters of credit. We estimate that $507.8 million of the $550 million bank facility will be drawn through the end of 2001 for capital requirements. The terms of the bank facility will permit us, subject to certain terms and conditions, including compliance with certain leverage ratios and satisfaction of buildout and subscriber milestones, to draw up to $550 million to finance working capital requirements, capital expenditures or other corporate purposes. As of September 30, 1999, we could have borrowed up to a total of approximately $550 million pursuant to the terms of the bank facility. The bank facility limits our annual capital expenditures. After completion of this offering, we plan to seek an amendment to our bank facility to permit us to incur in 2000 and 2001 portions of the capital expenditures we presently plan to incur subsequent to 2001. We cannot assure you that we will be able to obtain this amendment. See "Description of Certain Indebtedness--Bank Facility".

    On May 11, 1999, we issued senior subordinated discount notes with a principal amount at maturity of $372.0 million. These notes were issued at a substantial discount from their principal amount at maturity for proceeds of $200.2 million. No interest will be paid or accrued on the notes prior to May 15, 2004. Thereafter, the notes will bear interest at the stated rate. The notes mature on May 15, 2009.

    Our predecessor companies received preferential financing from the U.S. Government for the C and F-Block licenses, which they contributed to us in exchange for Series C Preferred Stock. As a result, we are obligated to pay $47.5 million to the U.S. Government under preferential financing terms. The debt relating to the C-Block licenses requires interest only payments for the first six years of the term and then principal and interest payments in years seven through ten. The debt relating to the F-Block licenses requires interest only payments for the first two years of the term and then principal and interest payments in years three through ten.

    In connection with the consummation of the joint venture with AT&T Wireless, we received unconditional and irrevocable equity commitments from institutional equity investors in the aggregate amount of $149.2 million in return for the issuance of Series C Preferred Stock. Additionally, on January 7, 1999, we received $14.2 million of cash in exchange for the issuance of Series C Preferred Stock from Airwave Communications and Digital PCS.

    Non-cash equity consists of:

  . Series A Preferred Stock and Series D Preferred Stock valued at $137.1 million issued to AT&T Wireless on January 7, 1999 in exchange for the licenses it contributed and for entering into exclusivity, license and roaming agreements,

  . Series C Preferred Stock valued at $18.3 million issued to Airwave Communications and Digital PCS on January 7, 1999 in exchange for the net assets they contributed, and

  . Series C Preferred Stock valued at $2.6 million issued to Central Alabama Partnership on January 7, 1999 in exchange for the net assets it contributed.

    As stated previously, we currently estimate that our capital requirements, including capital expenditures, the cost of acquiring licenses, working capital, debt service requirements and anticipated operating losses, for the period from inception through the end of 2001, assuming substantial completion of our network buildout, will total approximately $1.30 billion as follows:

                                                                (in millions)
                                                                -------------
   Acquisition of PCS licenses and exclusivity, license and
    roaming agreements.........................................   $  192.9
   Capital expenditures........................................      646.9
   Cash interest and fees......................................      141.8
   Use of working capital and operating losses.................      314.4
                                                                  --------
     Total estimated use of capital............................   $1,296.0
                                                                  ========

    We have funded $192.9 million for the acquisition of the PCS licenses and the agreements with AT&T Wireless relating to exclusivity, license and roaming. This amount includes the acquisition of PCS licenses from AT&T Wireless, Central Alabama Partnership, Airwave Communications and Digital PCS. The cash portion of this capital requirement of $14.7 million was paid by Airwave Communications and Digital PCS as a downpayment on the purchase of the C and F-Block licenses.

    Management estimates that capital expenditures associated with the buildout will total approximately $646.9 million from inception through the end of 2001, including a commitment to purchase a minimum of $300 million in equipment and services from Ericsson. Costs associated with the network buildout include switches, base stations, towers and antennae, radiofrequency engineering, cell site acquisition and construction, and microwave relocation. The actual funds required to build out our network may vary materially from these estimates, and additional funds could be required in the event of significant departures from the current business plan, unforeseen delays, cost overruns, unanticipated expenses, regulatory expenses, engineering design changes and other technological risks. We had made $86.2 million in capital expenditures as of September 30, 1999.

    We estimate that cash interest and fees through 2001 will total $141.8 million, including fees relating to the offering of the senior subordinated discount notes. This amount represents interest and fees on the senior bank facility and interest on the preferential financing from the U.S. Government for the C- and F-Block licenses. Cash interest will not be paid on the senior subordinated discount notes until 2004. As of September 30, 1999, we have paid $23.8 million for interest and fees and have incurred fees of approximately $9.6 million relating to the offering of the senior subordinated discount notes.

    We estimate that working capital and operating losses during the period from inception through 2001 will total $314.4 million. This amount represents the costs related to initiating, marketing, operating and managing our PCS network.

    We believe that the proceeds from this offering and the concurrent offering, together with the proceeds from our sale of senior subordinated discount notes, the financing made available to us by the FCC, borrowings under our bank facility and the equity investments we have received, will provide us with sufficient funds to build out our existing network as planned and fund operating losses until we complete our planned network buildout and generate positive cash flow. Although management estimates that we will have sufficient funds available from our existing financing sources to build out over 98% of our licensed Pops, it is possible that additional funding will be necessary.

    Digital PCS, one of our predecessors, holds licenses covering 2.0 million Pops in Florida and southern Georgia. These markets include the cities of Pensacola, Tallahassee and Panama City, Florida. As part of our formation, we received from Digital PCS an option to purchase these licenses for approximately $15.0 million, which will consist of $3.0 million of our equity and our assumption of $12.0 million of FCC debt. In May 1999, we exercised this option, and the licenses will be transferred to us after FCC approval.

    As part of our arrangements with AT&T Wireless, we have committed to grant an entity in which AT&T Wireless has a non-attributable interest an option, expiring in April 2000, to purchase these licenses from us at our cost plus 10%. It is possible that we would develop these markets (which would require AT&T's permission) and, if we do, we estimate that we would require substantial additional capital for acquisition costs and capital expenditures and to fund operating losses and working capital requirements in connection with the buildout and operation of these markets.

    In summary, from the inception of Airwave Communications and Digital PCS through September 30, 1999, we have used $41.7 million in operating activities. Those activities have consisted mainly of plant expenses, general and administrative expenses and sales and marketing expenses totalling over $45.2 million on an accrual basis. Additionally, net interest expense during that same period paid by us totaled almost $4.3 million. Also for that period, we have used over $130.9 million in investing activities. The investing activities have consisted of over $86 million spent so far on property and equipment, about $14.7 million spent to obtain FCC licenses, $7.5 million loaned to ABC Wireless to obtain licenses for us and $14.6 million in capitalized interest on the debt to finance the FCC licenses and the network buildout. We have received almost $658.4 million in cash from financing activities. $500.2 million has been received to date from the bank facility and the senior subordinated discount notes. Additionally, we and our predecessor companies, Airwave Communications and Digital PCS, have received $165.4 million in capital, net of costs, from the sale of preferred stock and membership interests in the predecessor companies.

Pending License Acquisition

    On March 23, 1999, the FCC commenced a re-auction of the C-, D-, E- and F-Block licenses that had been returned to the FCC under an FCC restructuring order or that had been forfeited for noncompliance with FCC rules or for default under the related FCC financing. Before the re-auction, we loaned $7.5 million to ABC Wireless, an entity formed to participate in the C-Block re-auction as a "very small business" under applicable FCC rules, to partially fund its participation in the re-auction.

    In the re-auction, ABC Wireless was successful in bidding for an additional 15 to 30 MHz of spectrum covering a total of 5.7 million Pops, all of which were already covered by our existing licenses. Nashville and Chattanooga are the largest cities covered by the additional licenses. The total bid price for these additional licenses was $7.8 million. We will apply our $7.5 million loan to ABC Wireless and pay cash for the balance, to buy these licenses from ABC Wireless. Our purchase of licenses from ABC Wireless would be subject to, among other things, the consent of AT&T Wireless.

    As a result of the re-auction and our contractual rights to purchase from ABC Wireless PCS licenses, we could hold an attributable interest in Commercial Mobile Radio Service, or CMRS, spectrum in excess of 45 MHz in several cities in our markets. Current FCC rules limit PCS licensees and certain investors in PCS licensees from having an attributable interest in more than 45 MHz of CMRS spectrum (or 55 MHz where there is an overlap between a PCS service area and rural cellular service area) in any given geographic area. In order to exceed the 45 MHz spectrum limit, we and certain investors, including AT&T, would have to obtain the consent of the FCC. There is no assurance that the FCC will give its consent and seeking such consent could delay the processing of the required applications to assign the licenses from ABC to us. We believe the FCC will approve the disaggregation of spectrum from the ABC licenses and transfer to us portions of the licenses so we will be in compliance with the CMRS spectrum cap rules.

    During June 1998, we took advantage of a reconsideration order by the FCC allowing companies holding C-Block PCS licenses several options to restructure their license holdings and associated obligations. We elected the disaggregation option and returned one-half of the broadcast spectrum originally acquired for each of the C-Block license areas. As a result, we reduced the carrying amount of the related licenses by one-half, or $35.4 million, and reduced the discounted debt and accrued interest due to the FCC by $33.0 million. As a result of the disaggregation election, we recognized an extraordinary loss of $2.4 million.

Year 2000

    Many currently installed computer systems and software applications are encoded to accept only two digit entries in the year entry of the date code field. Beginning in the year 2000, these codes will need to accept four-digit year entries to distinguish 21st century dates from 20th century dates. We have implemented a Year 2000 program to ensure that our computer systems and applications will function properly after 1999. We believe that we have allocated adequate resources for this purpose and expect to successfully complete our Year 2000 compliance program on a timely basis, although there can be no certainty that this will be the case. We do not expect to incur material expenses or meaningful delays in completing our Year 2000 compliance program.

    We have sought to acquire and implement computer systems and software that already have the ability to process Year 2000 data. Therefore, we do not expect a need to convert any existing systems or software for Year 2000 compliance. Ericsson has represented that the software within its PCS equipment will be able to process calendar dates falling on or after January 1, 2000. However, we can not be certain that the Year 2000 software of this equipment will be compatible with the other software it uses. The ability of Ericsson, or any other third parties with whom we transact business, to adequately address their Year 2000 issues is outside of our control. It is possible that our failure, or a third party's failure, to adequately address Year 2000 issues will adversely affect our business and operating results.

    Because we have sought to acquire systems and software that are Year 2000 compliant, we do not have a contingency plan. Management will continue to monitor the risk associated with Year 2000 processing, as well as its vendors' Year 2000 compliance and will develop a contingency plan if the circumstances warrant such a plan.

Recently Issued Accounting Standards

    In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("FAS 131"). FAS 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. The statement defines operating segments as components of enterprises about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. We adopted SFAS 131 and determined that there are no separate reportable segments, as defined by the standard.

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133"). FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. FAS 133 will significantly change the accounting treatment of derivative instruments and, depending upon the underlying risk management strategy, these accounting changes could affect future earnings, assets, liabilities, and shareholders' equity. We are closely monitoring the deliberations of the FASB's derivative implementation task force. With the issuance of Statement of Financial Accounting Standards No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133, which delayed the effective date of FAS 133, we will be required to adopt FAS 133 on January 1, 2001. Presently, we have not yet quantified the impact that the adoption will have on our consolidated financial statements.

Quantitative and Qualitative Disclosure About Market Risk

    We are exposed to market risk from changes in interest rates which could impact results of operations. We manage interest rate risk through a combination of fixed and variable rate debt. We have entered into interest rate swap agreements as a risk management tool, not for speculative purposes. See
Note 23 of Notes to Consolidated Financial Statements.

    At September 30, 1999, we had $300 million of Term A and Term B Notes under our bank facility, which carried a rate of 9.63%; $372 million of our senior subordinated discount notes due 2009; $38.0 million of 7%, discounted to yield 10%, debt to the FCC, due in quarterly installments from 2003 to 2006; and $9.5 million of 6 1/8%, discounted to yield 10%, debt to the FCC, due in quarterly installments from 2000 to 2008.

    Our senior subordinated discount notes and FCC debt are fixed interest rate and as a result we are less sensitive to market rate fluctuations. However, our Term A and Term B Notes outstanding and other amounts available to us under our bank facility agreement are variable interest rate. Beginning in May 1999, we entered into interest rate swap agreements with notional amounts totaling $200 million to manage our interest rate risk under the bank facility. The swap agreements establish a fixed effective rate of 9.05% on $200 million of the current balance outstanding under the bank facility through the earlier of March 31, 2002 or the date on which we achieve operating cash flow breakeven. Market risk, due to potential fluctuations in interest rates, is inherent in swap agreements.

    The following table provides information about our market risk exposure associated with changing interest rates on our fixed rate debt at maturity value of the debt (dollars in millions):

                                            Expected Maturity
                                ----------------------------------------------
                                1999 2000  2001  2002  2003  Thereafter Total
                                ---- ----  ----  ----  ----  ---------- ------
Face value of long-term fixed
 rate debt..................... --   $0.9  $1.0  $1.1  $9.7    $406.8   $419.5
Average interest rate.......... --    6.1%  6.1%  6.1%  6.9%     12.2%     --

    Collectively, our fixed rate debt has a carrying value of $251.8 million at September 30, 1999. The carrying amount of fixed rate debt is believed to approximate fair value because a portion of such debt was discounted to reflect a market interest rate at inception and the remaining portion of fixed rate debt was issued in May 1999 and therefore approximates fair value due to its recent issuance.

    We are also exposed to the impact of interest rate changes on our short-term cash investments, consisting of U.S. Treasury obligations and certain other investments with the highest credit ratings or fully guaranteed or insured by the U.S. government, all of which have average maturities of three months or less. As with all investments, these short-term investments carry a degree of interest rate risk.

    We are not exposed to fluctuations in currency exchange rates since our operations are entirely within the United States.

                             ORGANIZATION OF TRITEL

    Prior to January 7, 1999, our operations were conducted through Airwave Communications, formerly Mercury PCS, LLC, and Digital PCS, formerly Mercury PCS II, LLC. Airwave Communications was formed in July 1995 by Messrs. Mounger and Martin, who are officers and directors of ours, along with Jerry M. Sullivan, Jr. and various other investors as a small business, as defined by the FCC, to participate in the FCC's C-Block PCS spectrum auction. Airwave Communications acquired six 30 MHz licenses in the C-Block covering approximately 2.5 million Pops in northern Alabama. Digital PCS was similarly formed in July 1996 as a very small business, as defined by the FCC, to participate in the FCC's D-, E- and F-Block PCS spectrum auctions. Digital PCS acquired 32 10 MHz licenses in the D-, E-and F-Blocks covering approximately
9.1 million Pops in Alabama, Florida, Kentucky, Louisiana, Mississippi, New Mexico and Texas.

    We were formed as a Delaware corporation in 1998. On May 20, 1998, our company, Airwave Communications and Digital PCS entered into a Securities Purchase Agreement with AT&T Wireless and other parties, which provided for the joint venture arrangement with AT&T Wireless. On January 7, 1999, the parties consummated the joint venture. Under the AT&T Wireless joint venture, AT&T Wireless contributed PCS A- and B-Block licenses covering approximately 9.1 million licensed Pops, and Airwave Communications and Digital PCS contributed their C-Block licenses and certain of their E- and F-Block licenses covering
6.6 million licensed Pops. In addition, Central Alabama Partnership, an unrelated party, contributed C-Block licenses covering 475,000 Pops in Montgomery, Alabama to us. The Pops contributed by Airwave Communications and Digital PCS include 1.7 million Pops that overlap with those contributed by AT&T Wireless. All of the Central Alabama Pops also overlap with those held by us. As a result, we hold PCS licenses covering 14.0 million Pops.

    In exchange for the licenses contributed by AT&T Wireless and intangible benefits of the transaction, we issued $137.1 million of Series A preferred stock and Series D preferred stock to AT&T Wireless. In exchange for the licenses contributed by Airwave Communications and Digital PCS and additional cash equity of $11.2 million and $3.0 million contributed by them, respectively, we issued $25.6 million of Series C preferred stock to Airwave Communications and $6.8 million of Series C preferred stock to Digital PCS. Central Alabama received $2.6 million of Series C preferred stock in exchange for its licenses and certain other assets.

    In addition, we raised $149.2 million of cash equity from institutional equity investors. In sum, prior to this offering we had received cash and non-cash equity funding totaling $321.3 million.

                          TRITEL CORPORATE STRUCTURE

             ___________________________________________________

                                 Tritel, Inc.
                               Holding Company

             Issuer of the Class A Common Stock in this Offering
            ____________________________________________________
                                      |
            __________________________|_________________________
                               Tritel PCS, Inc.
                               Holding Company
                           Issuer of Bank Debt and
                      Senior Subordinated Discount Notes
            ____________________________________________________
            |            |                  |                  |
____________|___  _______|________  ________|__________  ______|______________
     Tritel            Tritel             Tritel               Tritel
A/B Holding Corp. C/F Holding Corp. Communications, Inc.     Finance, Inc.
 Holding Company   Holding Company   Operating Company   Equipment Leasing and
                                                           Financing Company
________________  ________________  ___________________  _____________________
       |                 |
_______|________  _______|________
  Five License      Four License
  Subsidiaries      Subsidiaries
Hold FCC A- and    Hold FCC C- and
B-Block Licenses   F-Block Licenses
________________  _________________

                                    BUSINESS

Overview

    We are an AT&T Wireless affiliate with licenses to provide PCS services to approximately 14.0 million people in contiguous markets in the south-central United States. While we are a development stage enterprise with limited operations, and have had no significant revenues and expect to have significant operating losses in our initial stages of operations, we have recently begun to provide wireless services in six of our major markets. In January 1999, we entered into our affiliation agreement with AT&T Wireless, our largest stockholder with 21.9% ownership of our company prior to this offering. We have also joined with two other AT&T Wireless affiliates to operate under a common regional brand name, SunCom. We provide our PCS services as a member of the AT&T Wireless Network, serving as the preferred roaming provider to AT&T Wireless' digital wireless customers in virtually all of our markets and co-branding our services to our subscribers with the AT&T and SunCom brands and logos, giving equal emphasis to each.

    AT&T Wireless operates the largest digital wireless network in North America. Its network consists of AT&T Wireless' existing digital and analog systems, PCS systems being constructed by four joint venture partners, including our company, and systems currently operated by third parties with which AT&T Wireless has roaming agreements. In the aggregate, these systems covered 96% of the total Pops throughout the United States as of December 31, 1998.

    Our senior management team has substantial experience in the wireless communications industry, with a significant operating history in the south-central United States. We have commenced commercial PCS services in six markets and intend to launch commercial operations in eight of our ten largest markets by the end of 1999. We expect to be able to provide service to over 50% of the Pops in our license areas by the end of 1999 and to over 98% by the end of 2000.

    The following table sets forth our ten largest markets and the date on which we have commenced or expect to commence commercial PCS service. In addition, we have commenced roaming service in Louisville and Lexington, Kentucky.

                                               Expected Commercial
                    Market                         Launch Date       1998 Pops
   ----------------------------------------- ----------------------- ---------
   Jackson and Vicksburg, MS................ Launched September 1999   719,500
   Nashville and Clarksville,
    TN/Hopkinsville, KY..................... Launched November 1999  1,936,500
   Knoxville, TN............................ Launched November 1999  1,074,000
   Chattanooga and Cleveland, TN/Dalton,
    GA...................................... Launched November 1999    760,800
   Huntsville, AL........................... Launched November 1999    496,400
   Montgomery, AL........................... Launched November 1999    475,300
   Louisville, KY...........................      December 1999      1,448,400
   Lexington, KY............................      December 1999        893,400
   Birmingham, AL...........................    2nd Quarter 2000     1,297,800
   Mobile, AL...............................    2nd Quarter 2000       653,900

Our Markets

    We believe that a substantial majority of our licensed Pops are located in areas that have demographic characteristics well-suited to the provision of wireless telecommunications services, with favorable commuting patterns and growing business environments. Four state capitals are included within our markets. There are almost 3,000 total miles of interstate highway and over 9,000 total highway miles within our markets. Our markets are estimated to grow 16% faster between 1995 and 2000 than the national average and the population density in our markets is estimated to be 39% higher than the national average, based on the 1999 Kagan Cellular/PCS Pop Book.

    Our markets are situated principally in Alabama, Georgia, Kentucky, Mississippi and Tennessee. The major population centers in our markets include the cities of Nashville, Louisville, Birmingham, Knoxville, Lexington, Jackson and Mobile. Our licenses will complement the PCS and cellular coverage areas of AT&T Wireless. We anticipate that the contiguous nature of our footprint of licensed Pops will contribute to reduced operating expenses.

    The following table sets forth our basic trading area, or BTA, licenses within the seven major trading areas, or MTAs, in which we have licenses.

                                                                   FCC
                                                                 License
                MTA/BTA License Area                 Population  Block(1) MHz(1)
                --------------------                 ----------- -------- ------
Birmingham MTA
 Birmingham, AL.....................................   1,297,800  C         15
 Huntsville, AL.....................................     496,400  C         15
 Montgomery, AL.....................................     475,300  C,F       40
 Tuscaloosa, AL.....................................     253,100  C         15
 Dothan-Enterprise, AL..............................     217,500  C,F       25
 Florence, AL.......................................     183,500  C,F       25
 Gadsen, AL.........................................     183,500  C         15
 Anniston, AL.......................................     164,000  C         15
 Decatur, AL........................................     142,800  C         15
 Selma, AL..........................................      74,100  F         10
                                                     -----------
                                                       3,488,000
Louisville MTA
 Louisville, KY.....................................   1,448,400  A,F       30
 Lexington, KY......................................     893,400  A         20
 Bowling Green-Glasgow, KY..........................     244,200  A,C,F     55
 Owensboro, KY......................................     164,700  A,C       50
 Corbin, KY.........................................     142,200  A,C       35
 Somerset, KY.......................................     123,900  A,C       50
 Madisonville, KY...................................      46,300  A,C       50
                                                     -----------
                                                       3,063,100
Nashville MTA
 Nashville, TN......................................   1,675,700  B,C       35
 Clarksville, TN-Hopskinsville, KY..................     260,800  B,C       35
 Cookeville, TN.....................................     132,400  B,C       35
                                                     -----------
                                                       2,068,900
Memphis MTA
 Jackson, MS........................................     657,800  B         20
 Tupelo-Corinth, MS.................................     312,500  B,C       50
 Greenville-Greenwood, MS...........................     210,500  B,C       35
 Meridian, MS.......................................     205,900  B,C       35
 Columbus-Starkville, MS............................     171,000  B,C       35
 Natchez, MS........................................      71,800  B,C       50
 Vicksburg, MS......................................      61,700  B         20
 Montgomery, MS.....................................      12,300  B         20
                                                     -----------
                                                       1,703,500
New Orleans MTA
 Mobile, AL.........................................     653,900  F         10
 Biloxi-Gulfport Pascagoula, MS.....................     382,000  F         10
 Hattiesburg, MS....................................     181,000  F         10
 McComb-Brookhaven, MS..............................     110,100  C,F       40
 Laurel, MS.........................................      81,300  F         10
                                                     -----------
                                                       1,408,300
Atlanta MTA
 Chattanooga, TN....................................     548,400  A,C       35
 Opelika-Auburn, AL.................................     136,900  A,C       35
 Rome, GA...........................................     122,300  A,C       50
 Dalton, GA.........................................     116,300  A,C       50
 Altanta counties (Carroll, Haralson), GA...........     108,000  A         20
 Cleveland, TN......................................      96,100  A,C       35
 La Grange, GA......................................      70,100  A,C       35
                                                     -----------
                                                       1,198,100
Knoxville MTA
 Knoxville, TN......................................   1,074,000  A         20
                                                     -----------
Total...............................................  14,003,900
                                                     ===========
Total National Pops for all BTAs.................... 276,675,000
                                                     ===========

--------
Source: 1999 Cellular/PCS Pop Book, Kagan
(1) This data includes the licenses for which we were the high bidder in the recent FCC re-auction, but which have not yet been awarded by the FCC.

    The major metropolitan centers within our markets are Louisville, Nashville, Birmingham, Knoxville, Jackson and Mobile.

    Louisville. Greater Louisville, which is our largest market with approximately 2.3 million people, including Lexington, encompasses several counties in Kentucky and southern Indiana. Greater Louisville is also at the cross roads of three major highways, I-64, I-65 and I-71, as well as four major railways. The Greater Louisville area is a leading manufacturing center, particularly for automobiles and durable goods with an increasing emphasis on services, particularly transportation and health care. Major employers include United Parcel Service, General Electric, Ford Motor, Columbia/HCA Healthcare and Humana Inc.

    Nashville. Nashville, Tennessee's capital, has a population of approximately 1.7 million people and is a vital transportation, business, educational and tourist center for the U.S. Additionally, Nashville International Airport is served by a number of the major U.S. carriers. Nashville is also a major rail transportation hub connecting 19 states and is a convergence point for three major interstate highways, I-40, I-65 and I-24. Major employers include Vanderbilt University and Medical Center, Columbia/HCA Healthcare, Saturn Corporation, Nissan Motor Corp., Ford Motor Company, BellSouth, Bankers Trust, SunTrust, Kroger and Ingram Industries.

    Birmingham. Birmingham has a population of approximately 1.3 million people. The four-county Birmingham area, which includes six colleges and universities, anchors Alabama's business and cultural life with 21% of the state's population, 23% of the total business establishments, 24% of the retail sales and 31% of the payroll dollars. Three major highways pass through Birmingham, I-20, I-59 and I-65. Major employers include University of Alabama at Birmingham, Baptist Health System, Bruno's, SouthTrust Bank, BellSouth, Wal-Mart, Alabama Power Company, Blue Cross-Blue Shield of Alabama and American Cast Iron Pipe.

    Knoxville. Knoxville is a growing city with a population of approximately
1.1 million people and a solid economic foundation. Job growth since 1997 has been 3.3%, significantly higher than the national average of 1.9%. Knoxville is centrally located in the eastern United States and is served by three major interstate highways, I-40, I-75 and I-81. Major manufacturing companies in the area include Clayton Homes, DeRoyal Industries, Robertshaw Controls and Matsushita Electronic Corp.

    Jackson. Jackson has a population of approximately 658,000 people, is the capital of Mississippi and is home to six colleges and universities. Two major interstate highways, I-20 and I-55, pass through Jackson. Key industries include automobile parts manufacturing, aircraft parts manufacturing, telecommunications, healthcare delivery, government, transportation and poultry processing. Major employers include MCI WorldCom, Ergon and University Medical Center.

    Mobile. Mobile has a population of approximately 654,000 people and is a regional center for medical care, research and education. Its port is one of the nation's leading facilities for coal and forest product exports. Two major highways, I-10 and I-65, pass through Mobile. Major employers include BellSouth, Coca-Cola Bottling Company, International Paper Company, DuPont Mobile Manufacturing and the University of South Alabama.

The Tritel Network

    Our network offers advanced PCS services on a local and regional basis and through roaming agreements with AT&T Wireless and other carriers in many other markets throughout the United States. We intend to offer contiguous market coverage using our own network facilities, the regional markets covered by the SunCom brand alliance and the AT&T Wireless Network, all of which use a common technology platform, IS-136 Time Division Multiple Access, or TDMA. We believe that IS-136 TDMA provides our subscribers with excellent voice quality, fewer dropped calls than existing analog systems and coast-to-coast roaming over the AT&T Wireless Network. To maximize the commercial utility of IS-136 TDMA, we offer our customers tri-mode handsets, which can automatically pass or "hand-off" calls between IS-136 TDMA systems and analog or TDMA-based digital cellular systems throughout the nation. Several major wireless telecommunications service providers in North America have selected IS-136 TDMA for their digital PCS networks, including AT&T Wireless, SBC Communications, BellSouth, United States Cellular Corporation and Canada's Rogers Cantel Mobile Communications Inc. BellSouth currently provides IS-136 TDMA service within many of our markets.

    Our Own Network Facilities. We expect to be able to provide service to over 50% of the Pops in our license areas by the end of 1999 and to over 98% by the end of 2000. We have already commenced PCS service in Jackson, Mississippi, Knoxville, Nashville and Chattanooga, Tennessee and Huntsville and Montgomery, Alabama and expect to commence PCS service in Louisville and Lexington, Kentucky during the fourth quarter of 1999, where we have already commenced roaming service, and in Birmingham and Mobile, Alabama during the second quarter of 2000.

    We have designed our PCS network to offer efficient and extensive coverage within our markets. Our cell site acquisition strategy is to co-locate as many of our cell sites as possible on existing towers and other transmitting or receiving facilities. We believe this strategy has reduced and will continue to reduce our site acquisition costs and minimize delays due to zoning and other local regulations. We launch service only after comprehensive and reliable coverage can be maintained within a particular market.

    We expect that there will be areas within our markets that we will ultimately build out, but where we will not, at least initially, have coverage. In these areas of our markets, we benefit from AT&T Wireless' existing roaming arrangements with other carriers to provide service. We may seek direct roaming agreements with some local carriers providing compatible service. These agreements will also allow us to launch our service at a lower level of capital expenditures than would otherwise be required, without adversely impacting the service we will be able to offer our customers.

    The SunCom Brand Alliance. We have entered into an agreement with two other AT&T Wireless affiliates, Triton PCS and TeleCorp PCS, to create a common regional market brand, SunCom, and to provide for sharing certain development, research, advertising and support costs. The members of this regional brand alliance hold PCS licenses that cover approximately 43 million Pops primarily in the south-central and southeastern United States from New Orleans, Louisiana to Richmond, Virginia.

    To ensure that all SunCom customers will receive the same high quality service throughout the SunCom region, all three SunCom affiliates:

  . have agreed to build out their respective networks, adhering to the same AT&T Wireless quality standards,

  .   have agreed to use tri-mode handsets with IS-136 TDMA technology, and

  .   have entered into reciprocal roaming agreements.

    The AT&T Wireless Network. AT&T Wireless is one of the largest providers of wireless telecommunications services in the United States, with over 9.1 million total wireless subscribers, as of September 30, 1999. The AT&T Wireless Network provides coast-to-coast coverage for wireless services.

    We will be the preferred provider of mobile PCS services for the AT&T Wireless Network using equal emphasis co-branding with AT&T within our markets, except for 790,000 mostly rural Pops in

Kentucky. AT&T Wireless has granted us a license to co-brand with the AT&T logo and other service marks in our business. We also have established roaming, purchasing, engineering and other arrangements with AT&T Wireless. These arrangements will provide our customers immediate, coast-to-coast roaming on the AT&T Wireless Network.

Joint Venture and Strategic Alliance with AT&T

    Our joint venture with AT&T Wireless is part of AT&T's strategy to expand its IS-136 TDMA digital wireless coverage in the United States. AT&T's four affiliates, including us, will provide AT&T Wireless subscribers roaming in our markets with features and functionality typically offered by the AT&T Wireless Network. The relationship with AT&T Wireless is valuable to us because, among other reasons, the relationship enables us to market our service using what we believe to be one of the world's most respected and recognizable brands, AT&T, in equal emphasis with the SunCom regional brand name. We also expect to take advantage of the coast-to-coast coverage of the AT&T Wireless Network and the extensive national advertising of AT&T Wireless and AT&T.

    As part of our alliance with AT&T Wireless, AT&T Wireless contributed licenses for approximately 9.1 million of our 14.0 million total licensed Pops. In exchange for the AT&T contributed Pops and the other benefits provided for in the agreements governing the joint venture, AT&T Wireless received a 17.09% fully diluted common equity interest in us, consisting of preferred stock with a stated value of $137.1 million. AT&T Wireless has since purchased shares of our Series C preferred stock from another investor, increasing its equity ownership to 21.9%.

    The AT&T Wireless licenses contributed to us provide for the right to use 20 MHz of authorized frequencies in the geographic areas covered by those licenses. In order to create these licenses, AT&T Wireless partitioned and disaggregated the original 30-MHz A- and B-Block PCS licenses it received in these markets. AT&T Wireless has retained 10 MHz of spectrum licenses in those markets it contributed and has the right to offer any non-competing services on that spectrum. We will exploit the following benefits of our AT&T affiliation to distinguish ourselves from other PCS providers in our markets, to increase our revenues and to reduce our operating costs:

      Use of AT&T Brand and Logo. We believe the AT&T brand is among the most recognized brands in the United States. Management believes that branding has become increasingly important as the consumer base for wireless services has expanded. The AT&T brand affiliation will be the highest point of emphasis in marketing our services. We expect that, wherever possible, advertisements, handsets, product packaging, billing statements and in-store retail displays will prominently display the AT&T logo in equal emphasis with the SunCom logo. We may not use the AT&T logo on the exterior of our retail stores.

      Preferred Provider of PCS to AT&T Wireless Customers. As a member of the AT&T Wireless Network, we are the preferred provider of mobile wireless services to AT&T Wireless' digital wireless customers in our markets, except for 790,000 mostly rural Pops in Kentucky. We will provide PCS services to customers located in our markets responding to AT&T's national advertising and to AT&T's national account customers located in our markets.

      Coast-to-Coast Coverage. We expect to offer our customers immediate, coast-to-coast roaming on the AT&T Wireless Network. We believe many of the roaming arrangements negotiated by AT&T Wireless are at rates more favorable than we would be able to negotiate on our own.

      AT&T Sales Efforts. AT&T currently employs a sales force for long distance and other AT&T services within our markets. We expect to piggyback on AT&T's sales efforts to provide PCS services to those AT&T customers in our markets seeking wireless services as part of their AT&T service package.

Business Strategy

    We plan to employ the following strategies to develop our PCS business:

    Operate a High Quality Network. We are committed to making the capital investment required to develop and operate a superior, high quality network utilizing TDMA technology. We own an average of approximately 27 MHz of spectrum per Pop in our markets, which we believe will be ample capacity to provide high quality service. We believe our network, when completed, will enable us to provide extensive coverage within our region and consistent quality performance, resulting in a high level of customer satisfaction.

    Emphasize Advantages of PCS Technology. We will seek to differentiate our PCS capability from that of our analog cellular competitors by focusing on the services, features and benefits that digital technology offers, including superior voice quality, longer battery life, more secure communications, short text and numeric messages, voicemail, message waiting indicator, caller ID and single number service. The IS-136 TDMA technology, unlike the competing CDMA and GSM digital technologies, allows for the simultaneous use of digital control channels and analog voice channels. This feature may offer analog operators an economical means with which to provide digital data features without the need to upgrade their entire analog systems. We expect that our customers will roam on a number of analog cellular systems having digital control channels that will provide digital data features and which are operated by roaming partners of AT&T Wireless and ourselves.

    Exploit Advantages of Our License Footprint. We believe that the contiguous nature of our license areas and their similar size and demographics are attractive for the provision of wireless services. Additionally, we believe that our central location within the SunCom territory will enable us to fully take advantage of the benefits of the SunCom brand alliance. Further, we believe that we will generate operational cost efficiencies, including sales and marketing cost savings, by operating in a contiguous service area. Operating a contiguous service area will also enable us to route a large number of calls over our network, thereby reducing interconnect costs for access to other networks.

    Capitalize on Management Expertise and Local Market Presence. Our management has extensive experience in successfully building out and managing wireless communications systems. Several of our executives have served as senior managers at major wireless telecommunications providers, including United States Cellular Corporation, Nextel Communications, Western Wireless Corporation and MobileComm.

    A number of key members of our management team also have experience managing and operating competitive wireless markets within our footprint. We intend to combine our local market knowledge with the equal emphasis co-branding of the AT&T and SunCom brands to create strong ties with subscribers and their communities. Additionally, our decentralized management structure with regional managers, company stores and local direct sales forces should enable us to respond effectively to individual market changes. We believe that our local market presence, local promotional efforts and customer service focus, combined with strong consumer recognition of the AT&T brand, will enable us to gain market share and achieve a favorable competitive position.

    Distribute Directly Through Our Company Stores and Sales Force. Our distribution strategy has focused principally on direct distribution through our company-owned retail stores and dedicated sales force. We expect that the company stores will help foster higher quality customer contact, resulting in higher sales and penetration, lower customer acquisition costs and lower customer churn than can typically be achieved through indirect distribution channels. We currently have 18 company stores and plan to have 30 by the end of 1999 and 65 by the end of 2000.

    We believe company-owned stores provide a strong, local presence. Our trained in-store sales representatives use our integrated point-of-sale terminals, enabling completion of an entire transaction within ten minutes. We also employ a dedicated sales force to target small to medium-sized businesses. We currently have 54 direct sales people and plan to employ 100 by the end of 2000.

    Utilize Strong Capital Base. Upon completion of this offering and the concurrent offering to certain of our existing stockholders, we will have raised approximately $1.34 billion of funded and available capital. We believe that, based on our current business plan, this capital base will be sufficient to fund capital expenditures and operating losses until we complete our planned network buildout and generate positive cash flow.

    Enhance Brand Awareness Through the SunCom Brand Alliance. We intend to promote the SunCom brand through joint marketing efforts with our SunCom affiliates. The overlapping media markets of the affiliates should allow the affiliates to advertise effectively on a regional basis. The alliance intends to produce advertising materials jointly and to seek sponsorship of sporting and other events to create awareness of the SunCom brand. The alliance will also be more likely to achieve minimum volume requirements that could not have been met individually in purchasing customized products bearing the SunCom logo.

    In addition, we have launched our own independent marketing efforts under the SunCom brand, including stand-alone media campaigns. Thus, we have the flexibility to be a part of a regional brand alliance and also market more heavily in our home markets according to our own schedule for launching our PCS services.

Services and Features

    We provide reliable, high quality service at what we believe are affordable prices. The following features and services are currently available to our IS-136 TDMA users, and we offer them to our customers:

    Superior Voice Quality and Technology. We use enhanced IS-136 TDMA equipment, which is capable of providing superior voice quality.

    Extended Battery Life. When operating in digital mode, our handsets have a battery life that is significantly longer than the battery life of existing analog cellular handsets. The IS-136 TDMA technology standard allows a handset to draw significantly less battery power while accessing a digital control channel by entering into sleep mode, which alerts the handset of an incoming call and thereby extends the length of time a battery can be used without having to be recharged. Analog cellular handsets, on the other hand, must stay in constant contact with a cell site in order to receive an incoming call.

    Wireless E-mail and Sophisticated Call Management. These services include a set of advanced features for receiving wireless e-mail, voice mail, message waiting indicator, caller ID, call rejection, call routing and forwarding, three-way calling and call waiting.

    Tri-mode Handsets. The tri-mode phone handsets that we sell can operate in analog and digital modes on the 850 MHz bandwidth, in digital mode on the 1900 MHz bandwidth and also with a digital control channel and analog voice channel on the 850 MHz bandwidth. These handsets, which are designed for use on an IS-136 TDMA system such as ours, enable a user to initiate a call on a digital cellular or PCS network and then be handed off, without interruption, to an analog network if the user roams to a location where digital coverage is unavailable. A user may also initiate a call on an analog network and have that call handed off to a TDMA-based digital cellular network.

    We currently offer tri-mode handsets manufactured by Nokia, Ericsson and Motorola, and expect to offer additional handsets of at least one more manufacturer as they become available. The Nokia, Ericsson and Motorola models are capable of providing advanced digital PCS services and features that meet the operability and feature set requirements with which we are required to comply under the AT&T Wireless joint venture. All handsets and their packaging prominently display the AT&T and SunCom logos with equal emphasis.

    Advanced Data Features. We have launched our PCS service offering voice and wireless e-mail delivery services only. However, the IS-136 TDMA technology and tri-mode handsets are capable of handling more complex data exchange features, which include internet access and access to stock quotes, sports scores and weather reports. We will continue to explore providing these services based on consumer demand.

    Customized Billing. We offer special billing services that cater to the needs of consumers, including simplified monthly billing statements and flexible billing cycles. We believe that simple, accurate bills are necessary to support the customer's perception of quality service. In addition, we plan to offer customized billing options, including debit billing, enabling customers to charge calls against pre-paid accounts and neighborhood/zonal billing, which provides service at reduced charges within certain home areas. We also plan to offer "Wireless Office Services" to corporate customers, which can include zonal billing for all usage and four-digit dialing within the wireless office.

    The wireless communications industry continues to undergo substantial technological innovation. As a result, we expect new services and features to become commercially available for IS-136 TDMA systems in the future. We plan to make those services and features available to our customers.

Marketing and Distribution

    Our overall marketing strategy emphasizes the AT&T brand name in equal emphasis with the SunCom brand name, the benefits of digital technology, the breadth of our coverage and our focus on customer service, all of which is provided at competitive prices. We employ a sales and marketing approach with highly definable and measurable goals, which focuses primarily on the use of company stores to build our customer base.

    Company Stores. Our company-owned and operated retail stores are modeled after AT&T Wireless' retail stores, with the exception that we may not use the AT&T logo on the outside of our store fronts. Sales representatives in company stores receive in-depth training on the advantages of PCS and the AT&T Wireless and SunCom alliances. Management also believes that in-store customer education on PCS services and features will increase customer satisfaction and usage. The company stores are intended to be customer destinations in response to advertising and promotions, rather than impulse stops.

    Company stores are being designed to facilitate demonstration of the benefits of Tritel's PCS services and features. The decentralized nature of the stores enables sales representatives to emphasize flexible rate plans and the different advantages to customers on a market-by-market basis. In addition, emphasis is placed on the coast-to-coast roaming and service features attributable to the IS-136 TDMA technology and the tri-mode handsets.

    We seek to locate company stores on heavy traffic arteries, in high visibility areas, and near high profile anchor retailers. Nearly all of the company stores are expected to be located in retail shopping centers and to range in size from 1,200 to 2,000 square feet. We plan to have opened 30 company stores by the end of 1999 and an additional 35 stores by the end of 2000. We currently operate 18 stores.

    Direct Sales Force. We also use a dedicated sales force. Our sales agents are assigned to specific regions within our markets and use our company stores as their bases of operations. Sales agents receive training on the advantages of PCS and are provided with product and service research, proposal writing and competitor analysis information. Our sales force will seek to coordinate with AT&T to offer bundled telephony and related services. We currently have 54 direct sales people, and plan to have an initial direct sales force of up to 100 sales people to cover the markets expected to be launched by the end of 2000.

    Indirect Distribution Channels. To augment our direct distribution efforts, we use mass retailers in our markets, including Circuit City, Office Depot and Best Buy. Management believes that the AT&T brand recognition along with over-the-air activation capability will facilitate distribution through mass retailers. In the future, we may use other distribution techniques as well, including simplified retail sales processes and new, lower cost channels such as inbound telesales through a toll-free number, affinity marketing programs and Internet sales.

    We participate in the existing SunCom Internet website, which is located on the Internet at http://www.suncom.com. The SunCom website is expected to provide for direct sales to customers, as well as product and service information and customer service. Customers on the SunCom website will be directed to the appropriate SunCom affiliate based on the geographic location of the customer. Internet-based services and features, such as the ability to e-mail a message to a SunCom subscriber's handset, are available. Over-the-air activation permits direct shipment to customers and remote activation. Additionally, customers located in our markets seeking to subscribe for PCS services on the AT&T Wireless Internet website will be referred through a web-link to our company.

    Focus on Local Advertising and Promotion. We advertise and promote our PCS services and products through various local media and consumer education programs, including local television, radio, print, billboard and direct mail. To reach a broad base of potential subscribers, we combine mass marketing efforts and direct marketing approaches to build and promote the AT&T Wireless and SunCom brands locally, giving equal emphasis to each. Further, as markets are launched, we offer various promotional programs designed to entice new subscribers, including special limited term and introductory rate and feature programs, product demonstrations and special events. In addition to our local marketing strategies, we expect that the national promotional efforts by AT&T and AT&T Wireless will increase interest and sales through our distribution channels. We believe AT&T Wireless' national "customer pull" strategies for promotion will encourage potential customers to visit our company stores and local retailers to seek out the branded service.

    Promotions to Target Specific Subscriber Types. We have created distinct marketing programs for different customer segments, including high volume wireless users, home business operators, corporate accounts and casual wireless users. For each segment, we have created a specific marketing program including a service package, pricing plan and promotional strategy. Management believes that by tailoring our service packages and marketing efforts to specific market segments, customers will perceive a higher value in relation to the cost of service, will be more inclined to use our service, and will have increased customer loyalty and higher levels of customer satisfaction. We will employ sophisticated marketing and database systems to enable personalization of services for individual customers and implementation of a proactive customer retention program. The deployment of these systems should enable us to better identify attractive niche opportunities and provide feedback on the effectiveness of our marketing campaigns.

    Pricing. Management believes that a service- and feature-based strategy, as opposed to a rate-based strategy, will be more successful in acquiring and retaining subscribers. As part of a decentralized marketing strategy, we offer our retail subscribers and national and corporate account subscribers volume and service based rate plans that are responsive to market trends. Our billing system has the technology and capacity to enable us to offer numerous pricing plans to our customers. We will also offer our customers prepaid debit pricing and plan to offer neighborhood/zonal pricing options.

    We are not required to use any published AT&T Wireless pricing plan in our markets, although we may choose to do so. However, we do offer a series of national calling plans similar to the AT&T Digital OneRate SM plan. We may also offer promotions such as free incoming calls for the first minute in order to encourage customers to give out their phone numbers.

    Customer Service Operations. Our customer service strategy is predicated upon building strong relationships with customers, beginning with the subscriber's handset purchase. Subscribers who purchase handsets from company stores are able to activate service immediately. Subscribers purchasing their handsets from independent retailers are able to activate service by using the handset to call one of our customer service representatives. Either way, the subscriber is able to obtain immediate credit approval or establish a debit billing plan, select service features and a rate plan and set up a billing program. We also offer special billing services that cater to the needs of consumers, including simplified monthly billing statements and flexible billing cycles. We expect future enhancements to include on-line billing and account information. AT&T Wireless and the SunCom affiliates, including ourselves, will exchange information and share best practices in order to provide customers with better customer care.

Network Buildout

    We have launched service in six markets, including 12 cities, and 572 cell sites and four switches. By the end of 2001, we expect to have 1,445 cell sites, cover over 9,000 highway miles and provide service in over 40 cities.

    We expect to be able to provide service to over 50% of the Pops in our license areas by the end of 1999 and to over 98% by the end of 2000. In calculating these percentages, we have included all of the Pops in each BTA in our markets where we offer or intend to offer coverage to over 50% of the population. In addition, our expected coverage by the end of 2000 assumes we obtain an amendment to our bank facility permitting us to accelerate our capital expenditures program. See "Management's Discussion and Analysis-- Liquidity and Capital Resources". We are focusing initially on the concentrated population and business centers of the major metropolitan areas and the adjoining interstate highways. Thereafter, we intend to build out cities with fewer than 375,000 Pops and will continue to build out interstate and state highways. We have launched service only after a significant portion of the planned buildout for a given major city has been completed. In addition, prior to launching service, we have performed extensive field testing to ensure comprehensive and reliable coverage within a particular market.

    Bechtel Corporation is providing the overall project and construction management of the design, site acquisition, installation and testing of our PCS transmission system. Bechtel is a respected world leader in providing engineering project and construction management services. The contract with Bechtel is based on specified hourly fees.

    Initial Radiofrequency Design. Two radiofrequency engineering firms, Galaxy Personal Communications Services, Inc., a wholly owned subsidiary of World Access, Inc., for the Mississippi, Alabama, Georgia and eastern Tennessee sites, and Wireless Facilities, Inc., for the Nashville, Tennessee and the Louisville and Lexington, Kentucky sites, are performing the initial radiofrequency design for the network. Based upon their engineering designs, Galaxy and Wireless Facilities determine the required number of cell sites to operate the network and identify the general geographic areas in which they propose to locate each of the required cell sites. Our network is being designed to provide 90% in-building service reliability in urban areas, 88% in-building service reliability in suburban areas and 90% in-car service reliability in rural areas. The initial radiofrequency design has been completed for all markets that we expect to launch through 2000.
--------
SM "AT&T Digital OneRate" is a registered service mark of AT&T Corp.

    Site Identification, Acquisition and Construction. We have arrangements with several firms to identify and acquire the sites on which we will locate the towers, antennae and other equipment necessary for the operation of our PCS system. After the site acquisition companies identify the general geographic area in which to locate cell sites, the site acquisition companies survey potential sites to identify two potential tower sites within each geographic location. The site acquisition companies evaluate the alternative sites within each of the identified geographic areas, giving consideration to various engineering criteria as well as the desirability of the site from an economic point of view. The contracts with these site acquisition companies are based upon specified hourly fees.

    We can obtain a cell site in three ways:

  (1) co-location;

  (2) construction of a tower by an independent build-to-suit company; or

  (3) construction of a tower by ourselves.

First preference in site acquisition is being given to sites on which we can co-locate with another wireless company or companies by leasing space on an existing tower or building. The advantages of co-location are that there are lower construction costs to us associated with the building of a tower and any zoning difficulties have likely been resolved. Second preference is being given to sites where we would be able to arrange for the construction of a tower on a build-to-suit basis by an independent tower construction company who would acquire the site, build the tower and lease it back to us. The principal advantage of this method is that it reduces our capital expenditures, although operating expenses will reflect the required lease payments. Third preference is being given to those greenfield sites that we would acquire and then arrange for the construction of a tower that we would own.

    We expect that we will need approximately 1,445 cell sites by the end of 2001. Based on our work to date, we expect that approximately 70% will be co-locates on existing sites, 25% will be built-to-suit by tower construction companies and 5% will be constructed by us.

    Microwave Relocation. Prior to the FCC's auction of PCS licenses in the 1850-1970 MHz frequency bandwidths, these frequencies were used by various fixed microwave operators. The FCC has established procedures for PCS licensees to relocate these existing microwave paths, generally at the PCS licensee's expense. We have engaged Wireless Facilities to relocate the microwave paths that currently use our bandwidth. Under its arrangement with us, Wireless Facilities is performing spectrum analysis, identifying which paths require relocation, presenting a cost analysis and time frame for the relocation and, ultimately, performing the relocation of those microwave paths. We expect to relocate approximately 200 spectrum paths, of which approximately 120 paths already have been relocated. Including cost sharing for relocations performed by other PCS licensees and cost sharing reimbursements by other PCS licenses paid to us, we expect to spend up to a total of $25 million for microwave relocation. We have completed the microwave relocations for all 1999 launch cities and do not expect any delays to our scheduled service launches in 2000.

    Mobile Switching Centers. In order to cover our approximately 14.0 million Pops, we will utilize five switching centers located in Louisville, Nashville, Birmingham, Knoxville and Jackson. All locations for the switching centers have been leased and are currently being constructed or renovated. Each switching center serves several purposes, including routing calls, managing call handoff, managing access to landlines and providing access to voice mail.

    Network Operations Center. We are utilizing Ericsson's Network Operations Center located in Richardson, Texas during the initial buildout and deployment of our network in order to launch service earlier and reduce our initial capital expenditures. The Network Operations Center's function is to monitor the network on a real-time basis for, among other things, alarm monitoring, power outages, tower lighting problems and traffic patterns. We plan to build and operate our own Network Operations Center at our switch facilities in Jackson, Mississippi by 2001.

    Interconnection. Our digital PCS network connects to the landline telephone system through local exchange carriers. We have entered into interconnection agreements with BellSouth and smaller local exchange carriers within our markets. Additionally, we have entered into a long distance agreement with AT&T providing for preferred rates for long distance services.

    Network Communications Equipment. We have entered into an exclusive equipment supply agreement with Ericsson under which we purchase radio base stations, switches and certain other related PCS transmission equipment, software and services necessary to establish our PCS network. Ericsson has assigned a dedicated project management team to assist us in the installation and testing of the equipment that will comprise our PCS transmission system. We have agreed that, during the five year term of the agreement, Ericsson will be the exclusive provider to us for certain PCS transmission equipment, materials and services within our markets. We have agreed to purchase at least $300 million of equipment over the term of the agreement.

    TDMA Technology Standard. One of the most important decisions for a PCS operator is the selection of the network technology standard. Network technology standards are important in allowing compatability among different wireless systems, permitting a customer to roam throughout various operators' systems using the same telephone handset.

    There are three primary digital wireless standards: IS-136 TDMA, CDMA or GSM. We have chosen IS-136 TDMA as our digital technology standard to offer the highest quality service, a full range of features and services and to ensure compatibility with systems constructed by AT&T Wireless, which also uses IS-136 TDMA. IS-136 TDMA offers well-developed features, integrated software systems and equipment that is commercially available. Wireless providers that have selected IS-136 TDMA for their digital networks include AT&T Wireless, SBC Communications, BellSouth and Rogers Cantel. For this reason, IS-136 TDMA is expected to be widely available in the United States, Canada and South America.

Competition

    There are two established cellular providers in each of our markets. These providers have significant infrastructure in place, often at low historical cost, have been operational for many years, have substantial existing subscriber bases and have substantially greater capital resources than we do. In addition, in most of our markets, there are at least two or three other PCS providers currently offering commercial service or likely to begin offering service before we will. We also face competition from paging, dispatch and conventional mobile radio operations, as well as SMR and ESMR, including those ESMR networks operated by Nextel and its affiliates in our markets. We are also competing with resellers of wireless services. We expect competition in the wireless telecommunications industry to be dynamic and intense as a result of the entrance of new competition and the development of new technologies, products and services.

    Competition from Other PCS and Cellular Providers. We expect to compete directly with up to five or more PCS and cellular providers in each of our markets. Principal PCS and cellular competitors in our markets are BellSouth, Powertel, GTE, Sprint PCS, Century Telephone, PrimeCo and ALLTEL. The table set forth on the next page shows the PCS and cellular entities that management believes currently hold wireless licenses for a significant number of Pops within each of our seven largest markets. The table also provides for each competitor information on the type of service, spectrum block, whether operational and the technology standard that management believes the competitor is currently using.

                                             Wireless                 Announced
                                          Service and PCS              Digital
       Market              Carrier        Spectrum Block  Operational Standard
-------------------- -------------------- --------------- ----------- ---------
Birmingham, AL...... GTE                     Cellular         Yes      CDMA
(1,297,800 Pops)     BellSouth               Cellular         Yes      TDMA
                     Sprint PCS              PCS--A           Yes      CDMA
                     Powertel                PCS--B           Yes      GSM
                     ALLTEL                  PCS--D           Yes      CDMA
                     Omnipoint               PCS--F           No       GSM
                     American Wireless       PCS--C           No       --
Jackson, MS......... BellSouth               Cellular         Yes      TDMA
(657,800 Pops)       Centurytel              Cellular         Yes      Analog
                     Powertel                PCS--A           Yes      GSM
                     21st Century Telesis    PCS--C           No       --
                     Sprint PCS              PCS--D           No       CDMA
                     Bay Springs             PCS--E           No       --
                     PCSouth, Inc.           PCS--F/C         Yes      TDMA
Knoxville, TN....... GTE                     Cellular         Yes      CDMA
(1,074,000 Pops)     U.S. Cellular           Cellular         Yes      CDMA
                     BellSouth               PCS--B           Yes      GSM
                     Leap Wireless           PCS--C           No       CDMA
                     Sprint PCS              PCS--D           Yes      CDMA
                     Powertel                PCS--E/C         No       GSM
                     Tennessee L.P.          PCS--F           No       --
Lexington, KY....... BellSouth               Cellular         Yes      TDMA
(893,400 Pops)       GTE                     Cellular         Yes      CDMA
                     Sprint PCS              PCS--B           Yes      CDMA
                     NextWave                PCS--C           No       CDMA
                     Powertel                PCS--D           Yes      GSM
                     Northcoast Oper Co.     PCS--F           No       --
Louisville, KY...... BellSouth               Cellular         Yes      TDMA
(1,448,400 Pops)     GTE                     Cellular         Yes      CDMA
                     Sprint PCS              PCS--B           Yes      CDMA
                     NextWave                PCS--C           No       CDMA
                     Powertel                PCS--D/E         Yes      GSM
Mobile, AL.......... BellSouth               Cellular         Yes      TDMA
(653,900 Pops)       GTE                     Cellular         Yes      CDMA
                     Sprint PCS              PCS--A           No       CDMA
                     PrimeCo                 PCS--B           Yes      CDMA
                     Mobile Tri-States       PCS--C           Yes      GSM
                     ALLTEL                  PCS--D           Yes      CDMA
Nashville, TN....... BellSouth               Cellular         Yes      TDMA
(1,675,700 Pops)     GTE                     Cellular         Yes      CDMA
                     Sprint PCS              PCS--A           Yes      CDMA
                     Leap Wireless           PCS--C           No       CDMA
                     Powertel                PCS--D/E         Yes      GSM
                     Omnipoint-Galloway      PCS--F           No       GSM

    We consider our primary competitors to be BellSouth and Powertel. BellSouth, through its BellSouth Mobility subsidiary, provides analog and TDMA-based digital cellular services in markets that substantially overlap our markets. BellSouth has deployed IS-136 TDMA technology in all of its digital markets in which it competes with us, except Knoxville where it has deployed the GSM standard. GTE, our other principal cellular competitor, has begun to upgrade its network to provide digital cellular service.

    Powertel's PCS markets overlap nearly all of our markets. Powertel has deployed the GSM digital technology standard in all of its PCS markets. The GSM technology currently does not permit roaming onto an analog cellular system without reconnecting the call. As a result, Powertel customers currently have to drop and reinitiate calls as they roam from a Powertel PCS service area to the service area of an analog cellular provider.

    FCC rules permit the partitioning of broadband PCS licenses into licenses to serve smaller service areas, which could allow other new wireless telecommunications providers to enter our markets. It is also possible for an A-, B- or C-Block license holder to disaggregate its 30-MHz license into several smaller components, such as 20-MHz and 10-MHz portions. If such disaggregation did occur, we could face additional PCS competition in certain of our markets.

    Competition from Other Technologies. In addition to PCS and cellular operators and resellers, we may also face competition from other existing communications technologies, including enhanced specialized mobile radio. The ESMR system incorporates characteristics of cellular technology, including low power transmission and interconnection with the landline telephone network. A limited number of ESMR operators have recently begun offering short messaging, data services and voice messaging service on a limited basis. The integrated enhanced digital technology network that Nextel and its affiliates have deployed integrates the capabilities of three currently different devices: a dispatch radio, a cellular telephone and an alphanumeric pager. Nextel is offering service in Birmingham, Louisville, Knoxville and Nashville, and we believe it is likely that Nextel will expand its service to other cities in our markets. Within the area in which we compete, Southern Communications Services, Inc. also has begun to deploy ESMR cell sites over much of Georgia, Alabama and southeastern Mississippi.

    In the future, cellular and PCS offerings will also compete more directly with traditional landline telephone service operators, and may compete with services offered by energy utilities, and cable and wireless cable operators seeking to offer communications services through their existing infrastructure. Additionally, continuing technological advances in telecommunications, the availability of more spectrum and FCC policies that encourage the development of new spectrum-based technologies make it impossible to predict the extent of future competition.

Industry Overview

    Wireless telecommunications products and services evolved from basic paging services to mass-market voice only analog cellular services and have now progressed to PCS, digital cellular and wireless data. Each new generation of wireless telecommunications products and services has generally been characterized by improved product quality, broader service offerings and enhanced features. Because PCS operators have selected different technologies and are targeting different market segments, no uniform definition of PCS exists. Rather, individual operators have implemented separate service strategies with a wide range of differentiation in service offerings and targeted markets.

    The provision of cellular telephone service began with providers utilizing the 800 MHz band of radio frequency in 1982 when the FCC began issuing two licenses per market throughout the United States. Since then, the demand for wireless telecommunications has grown rapidly, driven by the increased availability of services, technological advancements, regulatory changes, increased competition and lower prices. According to the Cellular Telecommunications Industry Association, the number of wireless subscribers in the United States, including cellular, PCS and ESMR, has grown from approximately 200,000 at June 30, 1985 to over 76 million at June 30, 1999, which reflected a penetration rate of 27.6%.

    The following graph and table set forth certain U.S. wireless industry statistics:





                           U.S. Wireless Subscribers
                           December 1985 - June 1999

                             Number of Subscribers
                                 (in millions)

                                  [BAR CHART]

  1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999(a)
  ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ----
   0.5  1.0  2.0  2.5  3.0  5.0  8.0 11.0 16.0 24.1 33.8 44.0 55.3 69.2 76.3

-------
(a) As of June 30, 1999


                                                                                  Six months
                                                                                    ended
                                      Year Ended December 31,                      June 30,
                          ------------------------------------------------------  ----------
Wireless Industry
Statistics(1)              1992    1993    1994    1995    1996    1997    1998      1999
-----------------         ------  ------  ------  ------  ------  ------  ------  ----------
Total service revenues
 (in billions)..........  $  7.8  $ 10.9  $ 14.2  $ 19.1  $ 23.6  $ 27.5  $ 33.1    $ 19.4
Wireless subscribers at
 end of period (in
 millions)..............    11.0    16.0    24.1    33.8    44.0    55.3    69.2      76.3
Subscriber growth.......    46.0%   45.1%   50.8%   40.0%   30.4%   25.6%   25.1%     25.5%
Average monthly revenues
 per subscriber.........  $68.68  $61.49  $56.21  $51.00  $47.70  $42.78  $39.43    $40.24
Ending penetration......     4.3%    6.2%    9.2%   12.9%   16.6%   20.0%   25.0%     27.6%
Digital subscribers at
 end of period (in
 millions)..............      --      --      --      --      --     6.5    18.3       --

--------
Source: Cellular Telecommunications Industry Association and Census Bureau
  Data.
(1) Reflects domestic U.S. commercially operational cellular, ESMR and PCS providers.

    In 1993, the FCC allocated a portion of the radio spectrum, 1850-1990 MHz, for the provision of a new wireless communications service commonly known as PCS. The FCC has described PCS as radio communications that encompass mobile and ancillary communication that provide services to individuals and businesses and can be integrated with a variety of competing networks. The FCC's stated objectives in auctioning bandwidth for PCS were to foster competition to existing carriers, increase availability of wireless services to a broader segment of the public, and bring innovative technology to the U.S. wireless industry. From 1995 through 1997, the FCC conducted auctions in which industry participants were awarded PCS licenses for designated areas throughout the United States.

    Industry Outlook. Wireless telecommunication technology developments are expected to evolve and continue to drive consumer growth as users demand more sophisticated services and products. We believe that the initial success of PCS operators in the United States, and the corresponding acceleration of wireless penetration overall, supports the forecasted rapid growth of PCS services.

    Operation of PCS and Cellular Communications Systems. Wireless communications system service areas, whether PCS or cellular, are divided into multiple cells. In both PCS and cellular systems, each cell site contains a transmitter, a receiver and signaling equipment. The cell site is connected by microwave or landline telephone to a switch that uses computers to control the operation of the communications system for the entire service area. The system controls the transfer of calls from cell to cell as a subscriber's handset travels, coordinates calls to and from handsets, allocates calls among the cells within the system and connects calls to the local landline telephone system or to a long distance telephone carrier. Wireless communications providers establish interconnection agreements with local exchange carriers and interexchange carriers, thereby integrating their system with the existing landline communications systems.

    Because the signal strength of a transmission between a handset and a cell site declines as the handset moves away from the cell site, the switching office and the cell site monitor the signal strength of calls in progress. When the signal strength of a call declines to a predetermined level, the switching office tries to hand off the call to another cell site where the signal strength is stronger. If a handset leaves the service area of a PCS or cellular system, then the call will be disconnected unless there is a compatible technology capable of a roaming connection in the adjacent system that will enable a "hand off."

    Analog cellular handsets are functionally compatible with cellular systems in all markets within the United States. As a result, analog cellular handsets may be used wherever a subscriber is located, as long as a cellular system is operational in the area.

    Although 1900-MHz PCS and 850-MHz cellular systems utilize similar technologies and hardware, they operate on different frequencies and may use different technical and network standards. As a result, until the recent introduction of dual-mode handsets, it was not possible for users of one type of system to place calls on a different type of system outside of their service area, or to hand off calls from one type of system to another.

    PCS systems operate under one of three principal digital signal transmission technologies, or standards, that have been proposed by various operators and vendors for use in PCS systems: TDMA, CDMA or GSM. TDMA and GSM are both time division-based standards but are incompatible with each other and with CDMA. Accordingly, a subscriber of a system that utilizes TDMA technology is currently unable to use a handset when traveling in an area not served by TDMA-based PCS operators, unless the handset permits the subscriber to use the analog cellular system in that area.

    Digital vs. Analog Technology. 850-MHz cellular services transmit voice and data signals over analog-based systems, which use one continuous electronic signal that varies in amplitude or frequency over a single radio channel. Conversely, digital systems convert voice or data signals into a stream of digits that is compressed before transmission, enabling a single radio channel to carry multiple simultaneous signal transmissions. This increased capacity, along with enhancements in digital technology standards, allows digital-based wireless technologies to offer new and advanced services, such as greater call privacy and more robust data transmission features, such as "mobile office" applications, including facsimile, electronic mail, advanced text paging services and connecting portable computers to computer/data networks.

    PCS is an all-digital wireless telephony service, which differs from existing cellular and other wireless networks in three primary aspects:

  . PCS operates in the 1850-1990 MHz frequency band while cellular and SMR operate in the 800 and 900 MHz frequency bands.

  . PCS spectrum was auctioned in bands of 30 MHz or 10 MHz, while each initial cellular provider received 25 MHz of bandwidth and ESMR providers collected approximately 10 to

      15 MHz in each market through a combination of allocations, auctions, acquisitions and management agreements.

  . PCS operators are expected, but not required, to operate fully digital systems. Compared to analog cellular systems, digital systems, including PCS and digital cellular systems, offer superior voice quality, increased protection against eavesdropping and extended battery life due to the reduced power consumption of digital components.

    PCS Auctions. In order to increase competition, promote improved quality and service, and make available the widest possible range of wireless telecommunications services to U.S. consumers, federal legislation was enacted in 1993 directing the FCC to allocate radio frequency spectrum for PCS by competitive bidding. In 1993, the FCC allocated 120 MHz of spectrum in the 2G-Hz band for the provision of PCS. The 120 MHz of spectrum allocated for PCS was divided into three 30-MHz blocks, A-, B-and C-Blocks and three 10-MHz blocks, D-, E- and F-Blocks. Two different service areas have been designated:
51 MTAs for the A-and B-Blocks and 493 BTAs for the C-, D-, E- and F-Blocks.

    Many C-Block PCS licensees have returned all or a portion of their spectrum to the government under an FCC order permitting these licensees to restructure. We chose to return 15 MHz of spectrum for certain Pops in northern Alabama. On April 15, 1999, the FCC completed an auction of all C-Block spectrum, along with several D-, E- and F-Block licenses, which was either returned under the restructuring order or otherwise forfeited for noncompliance with the rules or default under the government financing. We participated in this re-auction through ABC Wireless, L.L.C., to which we made a loan of $7.5 million for bidding on licenses.

Facilities

    We currently own no real property. We have entered into leases for an aggregate of 44,000 square feet of office space in Jackson, Mississippi for use as our principal executive offices. The leases have initial terms ranging from five years to ten years, with an option to renew for an additional five years. We have also entered into a lease for 16,000 square feet of office space in Jackson, Mississippi for use as a customer operations center. This lease has an initial term of five and one-half years, with an option to renew for an additional five years. Management expects that our current executive office and customer operations office facilities will be sufficient through at least 2001.

    We have entered into leases in Jackson, Birmingham, Mobile, Nashville, Knoxville, Louisville, Lexington and elsewhere for regional offices.

    We have leased mobile switching centers in Knoxville, Nashville, Birmingham, Louisville and Jackson. Each switching center has a common design with up to 13,000 square feet of space. The lease term for the switch centers is generally in the range of ten to fifteen years, with us having an option to extend the term for five or ten years. These five switch centers are sufficient to cover all of our markets and, accordingly, we do not expect to add switch centers in the future.

    Company retail stores will be located throughout our markets. These stores will generally cover 1,200 to 2,000 square feet of space and the leases will generally be for an initial five-year term, with one or more five-year renewal options. We plan to open 30 company stores in 1999 and an additional 35 in 2000 to service all markets being launched in 1999 and 2000. We currently operate 18 stores.

    We expect to lease approximately 95% of our cell sites, either through existing sites or built-to-suit sites. The cell site lease term is generally for five years with one or more five-year renewal options. Maintenance of the site is typically included in the lease arrangement and performed by the lessor. Additionally, we have negotiated master lease agreements with other wireless providers and tower companies to lease space on their existing cell sites throughout our markets. We expect that our company will need to construct up to 70 greenfield cell sites for our planned network buildout through 2000.

Personnel

    At October 31, 1999, we had 505 employees, including 94 in technical operations, 265 in marketing and sales operations, 65 in customer operations, 22 in management information systems, 23 in human resources and 36 in corporate and financial. Most of our employees are located at the corporate and customer service operations locations in Jackson, Mississippi. Technical operations and market and sales operations personnel are located in each of the regional markets of Birmingham, Chattanooga, Huntsville, Knoxville, Louisville, Lexington, Mobile, Montgomery and Nashville. We consider our relations with our employees to be good. None of our employees is represented by a union.

Legal Proceedings

    On April 25, 1997, Digital PCS, our predecessor-in-interest, received a civil investigative demand letter from the Antitrust Division of the Department of Justice requesting documents and information concerning its participation in the FCC's PCS auctions. The civil investigative demand was issued in connection with the Antitrust Division's investigation of allegations that Digital PCS and others improperly communicated competitively significant auction information through strategic bidding behavior. Other bidders reportedly received similar civil investigative demands.

    In November 1998, as part of a prearranged settlement, the Department of Justice simultaneously filed a lawsuit against, and entered into a consent decree with, Digital PCS and two other companies. The consent decree imposed no penalties and made no finding of wrongdoing. Under the terms of the decree, Digital PCS promised not to use so-called "trailing numbers" in its bids during future FCC auctions. However, the FCC recently modified its auction structure so that it is no longer possible for anyone to use trailing numbers in FCC auctions.

    While we were not a party to either the litigation or the consent decree, we intend to voluntarily abide by the terms of the consent decree.

                             GOVERNMENT REGULATION

Overview

    As a recipient of licenses acquired through the C-Block auction and the F-Block auction, our ownership structure and operations are and will be subject to substantial FCC regulation.

FCC Authority

    The Communications Act of 1934, as amended, grants the FCC the authority to regulate the licensing and operation of all non-federal government radio-based services in the United States. The scope of the FCC's authority includes:

  .   allocating radio frequencies, or spectrum, for specific services;

  . establishing qualifications for applicants seeking authority to operate such services, including PCS applicants;

  . approving initial licenses, modifications thereto, license renewals, and the transfer or assignment of such licenses;

  . promulgating and enforcing rules and policies that govern the operation of spectrum licensees;

  . regulating the technical operation of wireless services, interconnection responsibilities between and among PCS, other wireless services such as cellular, and landline carriers; and

  . imposing monetary fines and license revocations for any substantial violations of those rules and regulations under its broad oversight authority.

    With respect to market entry and the promotion of a competitive marketplace for wireless providers, the FCC regularly conducts rulemaking and adjudicatory proceedings to determine and enforce rules and policies potentially affecting broadband PCS operations.

General PCS Regulations

    In June 1994, the FCC allocated spectrum for broadband PCS services between the 1850-to 1990-MHz bands. Of the 120 MHz available for licensed PCS services, the FCC created six separate blocks of spectrum identified as the A-, B-, C-, D-, E- and F-Blocks. The A-, B- and C-Blocks are each allocated 30 MHz of spectrum and the D-, E- and F-Blocks are allocated 10 MHz each. For each block, the FCC adopted a 10-year PCS license term with an opportunity to renew. The FCC also allocated 20 MHz of spectrum within the PCS band for unlicensed use.

    The FCC adopted a rebuttable presumption that all PCS licensees are common carriers, subject to Title II of the Communications Act. Accordingly, each PCS licensee deemed to be a common carrier must provide services upon reasonable request and the rates, terms and conditions of service must not be unjustly or unreasonably discriminatory.

Structure of PCS Block Allocations

    The FCC defines the geographic contours of the licenses within each PCS block based on the major trading areas and basic trading areas. The FCC awarded A- and B-Block licenses in 51 major trading areas. The C-, D-, E- and F-Block spectrum were allocated on the basis of 493 smaller basic trading areas. In addition, there is a Commercial Mobile Radio Service, or CMRS, spectrum cap limiting all CMRS licensees to an aggregate of 45 MHz of PCS, cellular and SMR spectrum (55 MHz in certain rural areas).

    The auctioned A- and B-Block licenses were awarded in June 1995. Spectrum in the C- and F-Blocks is reserved for entrepreneurs. The FCC completed its initial auction for the C-Block on May 6, 1996 and relicensed 18 C-Block licenses on which initial auction winners defaulted in a re-auction that ended on July 16, 1996. The D-, E-, and F-Block licenses were auctioned simultaneously, with the auction closing on January 14, 1997.

    In December 1996, the FCC adopted rules permitting broadband PCS carriers to partition any service areas within their license areas and disaggregate any amount of spectrum within their spectrum blocks to entities that meet the eligibility requirements for the spectrum blocks. The purpose of the FCC's rule change was to permit existing PCS licensees and new PCS entrants to have greater flexibility to determine how much spectrum and geographic area they need or desire in order to provide PCS service. Thus, A-, B-, D- and E-Block licensees may sell or lease partitioned or disaggregated portions of their licenses at any time to entities that meet the minimum eligibility requirements of the Communications Act. C-and F- Block licensees may only sell or lease partitioned or disaggregated portions of their licenses to other qualified entrepreneurs during the first five years of their license terms, and such entities would take over partitioned service areas subject to separately established installment payment obligations. After five years, licenses are freely transferable, subject to unjust enrichment penalties. If transfer occurs during years six through ten of the initial license term to a company that does not qualify for auction preferences, such a sale would be subject to immediate payment of the outstanding balance of the government installment payment debt as a condition of transfer. A transfer to a company that qualifies for a lower level of auction preferences will be subject to partial repayment of bidding credits and installment payments as a condition of transfer. Additionally, such a sale may be subject to full repayment of the bidding credits.

The 1996 Act

    On February 8, 1996, the President signed the 1996 Act, which effected a sweeping overhaul of the Communications Act. In particular, the 1996 Act substantially amended Title II of the Communications Act, which governs telecommunications common carriers. The policy underlying this legislative reform was the opening of the telephone exchange service markets to full competition. The 1996 Act makes unlawful state and local barriers to competition which prohibit or have the effect of prohibiting entry by competitors, whether they are direct or indirect. It directs the FCC to initiate rulemaking proceedings on local competition matters and to preempt inconsistent state and local laws and regulations. The 1996 Act requires incumbent landline local exchange carriers to open their networks to competition through interconnection and access to unbundled network elements and prohibits state and local barriers to the provision of interstate and intrastate telecommunications services.

    Some specific provisions of the 1996 Act that are expected to affect wireless providers are summarized below. These provisions generally have proven helpful to wireless carriers. There can be no assurance, however, that these provisions or their implementation by federal or state regulators will not have a material adverse effect on us.

Expanded Interconnection Obligations

    The 1996 Act establishes a general duty of all telecommunications carriers, including PCS licensees, to interconnect with other telecommunications carriers, directly or indirectly. The 1996 Act also contains a detailed list of requirements with respect to the interconnection obligations of local exchange carriers. These interconnection obligations include resale, number portability, dialing parity, access to rights-of-way and reciprocal compensation. The FCC has determined that all CMRS carriers are considered telecommunications carriers, but for now, CMRS providers such as us do not meet the 1996 Act's definition of a local exchange carrier.

    The 1996 Act establishes a framework for state commissions to mediate and arbitrate negotiations between incumbent local exchange carriers and carriers requesting interconnection, services or network elements. The 1996 Act establishes deadlines and policy guidelines for state commission decision-making and federal preemption in the event a state commission fails to act.

Review of Universal Service Requirements

    The 1996 Act contemplates that interstate telecommunications providers, including CMRS providers, will "make an equitable and non-discriminatory contribution" to support the cost of providing universal service, although the FCC can grant exemptions in certain circumstances. A decision adopted by the 1996 Act-mandated Federal-State Joint Board rejected arguments that CMRS providers should be exempted from universal service obligations and concluded that, to the extent such carriers provide interstate service, they must contribute to universal service support mechanisms. The Joint Board also found that states could require CMRS providers to contribute to state support mechanisms. The FCC now requires all CMRS carriers to contribute to a universal service fund.

Prohibition Against Subsidized Telemessaging Services

    The 1996 Act prohibits incumbent local exchange carriers from subsidizing telemessaging services, including voice mail, voice storage/retrieval, live operator service, and related ancillary services from their telephone exchange service or exchange access and from discriminating in favor of their own telemessaging operations.

Conditions on Regional Bell Operating Companies Provision of In-Region InterLATA Services

    The 1996 Act establishes conditions generally requiring that, before engaging in landline interexchange services in states in which they provide landline local service, referred to as in-region interLATA services, regional Bell Operating Companies and their affiliates must provide access and interconnection to one or more unaffiliated competing providers of telephone exchange service. Regional Bell Operating Companies and their affiliates may provide wireless services, including broadband PCS, in markets that cross LATA boundaries as an incidental interLATA service.

Regional Bell Operating Companies Commercial Mobile Joint Marketing

    The regional Bell Operating Companies are permitted to market jointly and sell wireless services in conjunction with telephone exchange service, exchange access, intraLATA and interLATA telecommunications and information services.

CMRS Facilities Siting

    The 1996 Act limits the rights of states and localities to regulate placement of CMRS facilities so as to prohibit or prohibit effectively the provision of wireless services or to discriminate among providers of such services. It also eliminates environmental effects from radiofrequency emissions, provided the wireless system complies with FCC rules, as a basis for states and localities to regulate the placement, construction or operation of wireless facilities.

Equal Access

    The 1996 Act provides that wireless carriers are not required to provide equal access to common carriers for interexchange toll services. The FCC is authorized to require unblocked access to long distance providers of the user's choice subject to certain conditions.


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Deregulation

    The FCC is required to forebear from applying any statutory or regulatory provision that it determines is not necessary to keep telecommunications rates and terms reasonable or to protect consumers. A state may not apply a statutory or regulatory provision that the FCC decides to forebear from applying. In addition, the FCC must review its telecommunications regulations every two years and change any that are no longer necessary.

    The 1996 Act was explicit in its preemption of certain components of local regulation of CMRS carriers, including the authority to preclude antenna site construction due to concerns over radiofrequency emissions. Rather than directly challenge federal authority in this area, local governments have instituted moratoria on further construction while the health, safety and historic preservation aspects of this matter are studied further. Currently there are over 200 such moratoria in effect across the country. There are a number of bills pending in Congress, some of which would strengthen the federal government's preemption authority and some which would weaken federal authority. We can not predict how this issue will be resolved and the extent to which it may have a material impact on our ability to rapidly and efficiently construct our PCS network.

Relocation of Fixed Microwave Licensees

    In an effort to balance the competing interests of existing microwave users and newly authorized PCS licensees in the spectrum allocated for PCS use, the FCC has adopted (a) a transition plan to relocate fixed microwave operators that currently are operating in the PCS spectrum, and (b) a cost sharing plan so that if the relocation of an incumbent benefits more than one PCS licensee, the benefiting PCS licensees will help defray the costs of the relocation. PCS licensees will only be required to relocate fixed microwave incumbents if they cannot share the same spectrum. The transition and cost sharing plans expire on April 4, 2005, at which time remaining incumbents in the PCS spectrum will be responsible for their costs to relocate their fixed microwave to alternate spectrum locations.

    Relocation generally involves a PCS operator compensating an incumbent for costs associated with system modifications and new equipment required to move to alternate, readily available spectrum. The transition plan, as modified, allows most microwave users to operate in the PCS spectrum for a two-year voluntary negotiation period and an additional one-year mandatory negotiation period. For public safety entities dedicating a majority of their system communications for police, fire or emergency medical service operations, the voluntary negotiation period is three years. The FCC recently shortened the voluntary negotiation period to one year for commercial microwave operators, but retained the three year negotiation period for public safety licenses. Parties unable to reach agreement within these time periods may refer the matter to the FCC for resolution, but the existing microwave user is permitted to continue its operations until final FCC resolution of the matter.

    The FCC's cost-sharing plan allows PCS licensees that relocate fixed microwave links outside of their licensed spectrum to receive reimbursements from later-entrant PCS licensees that benefit from the clearing of their spectrum. Two non-profit clearinghouses currently administer the FCC's cost-sharing plan. Thus, we may be required in certain circumstances to defray the cost of earlier relocations by A-, B- and C-Block licensees.

    Including cost sharing for relocations performed by other PCS licensees and cost sharing reimbursements by other PCS licenses paid to us, we expect to spend a total of approximately $25 million for microwave relocation. We have completed microwave relocations for all 1999 launch cities and do not expect any delays to our scheduled service launches in 2000.

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C-Block License Requirements

    Airwave Communications was the winning bidder for six licenses in the C-Block auction, which was designated as an entrepreneurs Block. FCC rules require each C-Block applicant and licensee to qualify as entrepreneur in order to hold C-Block licenses and that it qualify as a small business in order to receive certain financing preferences. The FCC determined that Entrepreneurs that qualify as small businesses would be eligible to receive a C-Block Loan from the U.S. Government for 90% of the dollar amount of their net winning bids in the C-Block auction. For small businesses, the period during which C-Block licensees may make interest-only payments is six years, with payments of principal and interest amortized over the remaining four years of the license term. For licenses acquired in the first C-Block auction, the interest rate for outstanding principal is 7.0%. In the most recent C- and F-Block re-auction, the FCC did not use installment payments, but instead required all applicants to pay their net bid in cash prior to granting the licenses. In order to ensure continued compliance with the FCC rules, the FCC has announced its intention to conduct random audits during the initial ten-year PCS license terms.

Entrepreneurs Requirements

    In order to hold a C-Block license, an entity and its affiliates must have had (a) less than $125 million in gross revenues in each of fiscal 1993 and 1994 and (b) less than $500 million in total assets at the time it filed its application to qualify for the C-Block auction on FCC Form 175. Airwave Communications filed its Form 175 on November 6, 1995. In calculating a licensee's gross revenues and total assets for purposes of the entrepreneurs requirements, the FCC includes the gross revenues and total assets of the licensee's affiliates, those persons or entities that hold attributable interests in the licensee, and the affiliates of such persons or entities. However, the gross revenues and total assets of certain affiliates are not attributable to the licensee if the licensee maintains an organizational structure that satisfies certain control group requirements defined below. For at least five years after winning a C-Block license, a licensee must continue to meet the entrepreneurs requirements in order to remain eligible for the bidding credits and installment financing it received in the FCC's designated entity program.

    Airwave Communications qualified to enter the C-Block auction and is qualified to hold C-Block licenses. If the FCC were to determine that Airwave Communications did not satisfy the entrepreneurs requirements at the time it participated in the C-Block auction or that we fail to meet the ongoing entrepreneurs requirements, the FCC could revoke our PCS licenses, require us to restructure in order to come into compliance with the relevant regulation, fine us, accelerate our installment payment obligations, or take other enforcement actions, including imposing the unjust enrichment penalties. Although we believe we have met the entrepreneurs requirements, there can be no assurance that we will continue to meet such requirements or that, if we fail to continue to meet such requirements, the FCC will not take action against us.

Small Business Requirements

    An entity that meets the entrepreneurs requirements may also receive certain preferential financing terms if it meets certain other small business requirements. These preferential financing terms include a 25% bidding credit and the ability to make quarterly interest-only payments on its C-Block Loan for the first six years of the license term. To meet the small business requirements, a licensee must have had average annual gross revenues of not more than $40 million for the three calendar years preceding the date it filed its Form 175. In calculating a licensee's gross revenues for purposes of the small business requirements, the FCC includes the gross revenues of the licensee's affiliates, those persons or entities that hold attributable interests in the licensee, and the affiliates of such persons or entities.

    By claiming status as a small business, Airwave Communications, our predecessor in interest, qualified for the 25% bidding credit and preferential financing. If the FCC were to determine that we

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

do not qualify as a small business, then we could be forced to repay the value of the bidding credit and preferential financing for which we were not qualified. Further, the FCC could revoke our PCS licenses, require us to restructure in order to come into compliance with the relevant regulation, accelerate our installment payment obligations, cause us to lose our bidding credits retroactively, fine us or take other enforcement actions, including imposing unjust enrichment penalties. Although we have been structured to meet the small business requirements, there can be no assurance that we will continue to meet such requirements or that, if we fail to continue to meet such requirements, the FCC will not take any of the aforementioned actions against us.

Control Group Requirements

    If a C-Block licensee maintains an organizational structure in which at least 25% of its total equity on a fully-diluted basis is held by a control group that meets certain requirements, the FCC excludes certain assets and revenues from being attributed to such total revenue and gross asset calculations. The control group requirements mandate that the control group, among other things, have and maintain both actual and legal control of the licensee. Under the control group requirements:

  . an established group of investors meeting certain financial qualifications must own at least 15% of the licensee entity's total equity interest on a fully-diluted basis and at least 50.1% of the voting power in the licensee entity, and

  . additional control group members must hold, on a fully-diluted basis, the remaining 10% control group equity interest in the licensee entity.

    Additional control group members must be either:

  .   other qualifying investors in the control group;

  .   individual members of the licensee's management; or

  . non-controlling institutional investors, including most venture capital firms meeting FCC-specified criteria.

    A C-Block licensee must have met the control group requirements at the time it filed its Form 175 and must continue to meet the control group requirements for five years following the license grant date, subject to possible unjust enrichment obligations for ten years. Commencing the fourth year of the license term, the FCC rules (a) eliminate the requirement that additional control group members hold the 10% control group equity interest and (b) allow the qualifying investors to reduce the minimum required control group equity interest from 15% to 10%. Nonqualifying (passive) investors may own up to 25% of the total equity on a fully diluted basis and may vote up to 25% of the voting interests.

    In order to meet the control group requirements, our Restated Certificate of Incorporation provides that outstanding shares of capital stock of ours will always be subject to redemption by action of our Board of Directors if, in the judgment of the Board of Directors, such redemption is necessary to prevent the loss or secure the reinstatement of any license from the FCC held by us or any of our subsidiaries. Although we believe that we have taken sufficient steps to meet the control group requirements, there can be no assurance that we have met or will continue to meet the control group requirements, or that the failure to meet such requirements would not have a material adverse effect on us, including the possible revocation of our PCS licenses by the FCC.

Foreign Ownership Limitations

    The Communications Act requires that non-U.S. citizens, their representatives, foreign governments or corporations otherwise subject to domination and control by non-U.S. citizens may

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not own of record or vote (a) more than 20% of the capital contribution to a common carrier directly, or (b) more than 25% of the capital contribution to the parent corporation of a common carrier licensee, if the FCC determines such holdings are not within the public interest. Because the FCC classifies PCS as a common carrier offering, PCS licensees are subject to the foreign ownership limits. Congress recently eliminated restrictions on non-U.S. citizens serving as members on the board of directors and officers of a common carrier radio licensee or its parent. Under the World Trade Organization agreement, ratified by the United States and 69 other countries as of February 5, 1998, the United States has agreed to permit indirect foreign ownership of up to 100% of a licensed company; however direct ownership will continue to be limited to 20%. Entities wishing to exceed the 25% indirect ownership threshold will now be accorded a strong presumption that foreign investment by other World Trade Organization member countries would serve the public interest. The FCC will review applications to exceed the 25% benchmark on a streamlined processing schedule.

    Airwave Communications' long form application with the FCC after the completion of the C-Block auction indicates that Airwave Communications is in compliance with the FCC foreign-ownership rules. However, if the foreign ownership of us were to exceed 25% in the future, the FCC could revoke our licenses, require us to restructure our ownership to come into compliance with the foreign ownership rules or impose other penalties. Further, our Restated Certificate of Incorporation enables us to redeem shares from holders of common stock whose acquisition of such shares results in a violation of such limitation. The restrictions on foreign ownership could adversely affect our ability to attract additional equity financing from entities that are, or are owned by, non-U.S. entities.

F-Block License Requirements

    The FCC has for the most part extended its C-Block eligibility requirements and auction rules to the F-Block, with the following exceptions. For the purposes of determining the entrepreneur's asset limit, F-Block applicants do not count the value of C-Block licenses, although they must count other CMRS licenses, including A-Block and B-Block PCS licenses. F-Block auction participants, as well as D- and E-Block participants, were required to pay 20% of their net winning bid, as opposed to only 10% required of C-Block bidders.

    Participants in the F-Block auction could qualify for either of two bidding credit levels: applicants with average gross revenues of not more than $40 million during the previous three years received a 15% bidding credit, while applicants with average gross revenues of not more than $15 million for the same period are referred to as very small businesses and received a 25% bidding credit. For small businesses and very small businesses, the period during which F-Block licensees may make interest-only payments is two years, as opposed to six years for C-Block small businesses, with payments of principal and interest amortized over the remaining eight years of the license term. The interest rate applicable to Digital PCS for outstanding principal is 6.125%. Furthermore, F-Block licensees that fall more than 180 days behind in scheduled installment payments will incur a 5% late payment fee. By claiming status as a very small business, Airwave Communications qualified for the 25% bidding credit and the most favorable installment payment plan offered by the FCC.

    Digital PCS was the winning bidder for 32 licenses in the D-, E- and F-Block auction. The markets are comprised of 29 licenses in the F-Block, one license in the D-Block and two licenses in the E-Block. With respect to those licenses won in the F-Block auction, we

      1.believe that Digital PCS structured itself to satisfy the FCC's very small business requirements,

      2.intend to maintain diligently our qualification as a very small business, and

      3.have structured the notes, including certain restrictions on ownership and transfer, in a manner intended to ensure compliance with the applicable FCC rules.

    We have relied on representations of our investors to determine our compliance with the FCC's rules applicable to C-Block and F-Block licenses. There can be no assurance, however, that our

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investors or we will continue to satisfy these requirements during the terms of the PCS licenses granted to us or that we will be able to successfully implement divestiture or other mechanisms included in our Restated Certificate of Incorporation that are designed to ensure compliance with FCC rules. Any non-compliance with FCC rules could subject us to penalties, including a fine or revocation of our PCS licenses.

Transfer Restrictions

    Within the first five years of the grant of a C- or F-Block license, transfer of the license is permitted only to another entity eligible for the C- or F-Block, such as another small business or very small business. If transfer occurs during years six through ten of the initial license term to a company that does not qualify for the same level of auction preferences as the transferor, such a sale would be subject to full payment of bidding credits and immediate payment of the outstanding balance of the government installment payment debt as a condition of transfer, known as the FCC unjust enrichment penalties. In addition, if we wish to make any changes in ownership structure during the initial license term involving the de facto or de jure control of us, we must seek FCC approval and may be subject to the FCC unjust enrichment penalties indicated above.

Buildout Requirements

    The FCC has mandated that recipients of PCS licenses adhere to five-year and ten-year buildout requirements. Under both five-and ten-year buildout requirements, all 30-MHz PCS licensees, such as C-Block licensees, must construct facilities that offer coverage to at least one-third of the population in their service area within five years from the date of initial license grants. Service must be provided to two-thirds of the population within ten years. In the D-, E- and F-Blocks, 10 MHz PCS licenses are required to reach one-quarter of the population within five years or make a showing of substantial service within five years. The FCC, however, has not defined the term "substantial services". Violations of these regulations could result in license revocations or forfeitures or fines or other sanctions, such as reductions in service areas.

Additional Requirements

    As a C- and F-Block licensee, we will be subject to certain restrictions that limit, among other things, the number of broadband PCS licenses we may hold as well as certain cross-ownership restrictions pertaining to cellular and other wireless investments.

Penalties for Payment Default

    In the event that we are unable to meet our obligations under the government financing, the FCC could in such instances reclaim some or possibly all of our licenses, re-auction them, and subject us to a penalty comprised of the difference between the price at which we acquired our license and the amount of the winning bid at re-auction, plus an additional penalty of 3% of the lesser of the subsequent winning bid and the defaulting bidder's bid amount.

Other FCC Requirements

    Regulatory Parity. The FCC has adopted rules designed to create consistency in the manner in which it regulates similar types of mobile service providers. According to these rules, all CMRS providers that offer substantially similar services will be subject to similar regulation. A CMRS service is one in which the mobile radio service is provided for a profit, interconnected to the public switched telephone networks, and made available to the public. Under these rules, providers of SMR and ESMR services are subject to regulations similar to those governing cellular and PCS carriers if they offer an interconnected commercial mobile service.

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

    Commercial Mobile Radio Service Spectrum Ownership Limit. The FCC has limited the amount of broadband CMRS spectrum, including cellular, broadband PCS and SMR, in which an entity may hold an attributable interest in a given geographic area to 45 MHz (55 MHz in certain rural areas). For these purposes, only PCS and other CMRS licenses are attributed to an entity where its equity exceeds certain thresholds, the entity is an officer or director of a broadband PCS, cellular or SMR licensee, or certain other relationships exist which cause an interest to be attributable. Our ability to raise capital from entities with attributable broadband CMRS interests in certain geographic areas is likely to be limited by this restriction. See "Management's Discussion and Analysis-- Pending License Acquisition".

    Resale. The FCC has adopted rules that prohibit broadband PCS, cellular and certain SMR and ESMR licensees from restricting the resale of their services. The FCC has determined that the availability of resale will increase competition at a faster pace by allowing new entrants to launch service quickly through the resale of their competitors' services while they are building out their own facilities. This prohibition is scheduled to expire in November 2002. However, the FCC has received petitions requesting the FCC to extend the five-year period. Additionally, the FCC requires such carriers to provide roaming service to subscribers of other such carriers, through which roaming subscribers of other carriers may make calls after establishing a method of payment with a host carrier.

    Number Portability. The FCC has imposed number portability requirements on broadband PCS, cellular and certain SMR and ESMR providers. The Commission's number portability rules requires that such licensees provide their customers with the ability to change carriers while retaining phone numbers. By November 24, 2002, CMRS providers must be able to offer number portability without the impairment of quality, reliability or convenience when switching service providers, including the ability to support roaming throughout their networks. The FCC has solicited further comment on the appropriate cost-recovery methods regarding long-term number portability.

    E-911. The FCC also requires cellular, PCS, and certain SMR and ESMR carriers to transmit all wireless 911 emergency calls to Public Safety Answering Points without any credit checks or validation. The FCC also requires that such carriers must be capable of transmitting 911 calls from individuals with speech or hearing disabilities through means such as text telephone devices. By October 2001, carriers must be able to provide the Public Safety Answering Point with the location of the mobile caller within a radius of 125 meters. The FCC proceeding implementing these requirements is ongoing and these requirements remain subject to further modification. On October 26, 1999, the Wireless Communications and Public Safety Act was signed into law by President Clinton. This new law seeks to enhance public safety by making 911 the universal emergency assistance number, promoting wireless communications, clarifying and enhancing the liability protections afforded to wireless carriers for both emergency and non-emergency service, and supporting the location of wireless consumers in distress.

    RF Emissions. In August 1996, as revised in August 1997, the FCC adopted new guidelines and methods for evaluating the effects of radiofrequency emissions from transmitters including PCS mobile telephones and base stations. The new guidelines, which are generally more stringent than previous requirements, were effective immediately for hand-held devices and became effective for other devices on October 15, 1998.

    CALEA. Wireless providers are subject to the Communications Assistance for Law Enforcement Act also known as the Wiretap Act, which is under the purview of the Department of Justice. The Wiretap Act requires carriers to have a specific number of open ports available for law enforcement personnel with the appropriate legal authority to perform wiretaps on the carrier's network. Full implementation of The Wiretap Act's assistance capability requirements, however, is not required until June 30, 2000 because the FCC has found that there is a lack of equipment available to meet these requirements.

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

    Calling Party Pays. The FCC is considering mechanisms to permit CMRS carriers to charge the party initiating the call (even if not the CMRS subscriber).

    Other Federal Regulations. Wireless networks are subject to certain Federal Aviation Administration, Environmental Protection Agency and FCC guidelines regarding the location, lighting and construction of transmitter towers and antennas. In addition, the FCC has authority to enforce certain provisions of the National Environmental Policy Act as they would apply to our facilities. We intend to use common carrier point-to-point microwave and traditional landline facilities to connect base station sites and to link them to their respective main switching offices. These microwave facilities have historically been separately licensed by the FCC on a first-come, first-served basis, although the FCC could decide to auction certain of such licenses, and are subject to specific service rules.

    Wireless providers also must satisfy a variety of FCC requirements relating to technical and reporting matters. One such requirement is the coordination of proposed frequency usage with adjacent wireless users, permittees and licensees in order to avoid radiofrequency interference between adjacent networks. In addition, the height and power of base station transmitting facilities and the type of signals they emit must fall within specified parameters.

    State and Local Regulation. The scope of state regulatory authority covers such matters as implementing those parts of the Communications Act governing the terms and conditions of interconnection between local exchange carriers and wireless carriers, customer billing information and practices, billing disputes, other consumer protection matters, environmental, zoning, and historical preservation, certain facilities construction issues, the bundling of services and equipment, and requirements relating to making capacity available to third party carriers on a wholesale basis. In these areas, particularly the terms and conditions of interconnection between local exchange carriers and wireless providers, the FCC and state regulatory authorities share regulatory responsibilities with respect to interstate and intrastate issues, respectively.

    We have been and intend to remain active participants in rulemaking and other administrative policy proceedings before the FCC and before state regulatory authorities. Proceedings with respect to the foregoing policy issues before the FCC and state regulatory authorities could have a significant impact on the competitive market structure among wireless providers and the relationships between wireless providers and other carriers.

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

                  JOINT VENTURE AGREEMENTS WITH AT&T WIRELESS

    On May 20, 1998, Airwave Communications, Digital PCS, AT&T Wireless, TWR Cellular, Inc., an indirect wholly-owned subsidiary of AT&T Corp., certain cash equity investors, certain members of management and ourselves entered into the Securities Purchase Agreement which provided for the formation of the Tritel-AT&T Wireless joint venture and related equity investments. On January 7, 1999, the transactions contemplated by the Securities Purchase Agreement were closed and the parties entered into a Network Membership License Agreement, Roaming Agreement, Roaming Administration Agreement, Stockholders' Agreement, Long Distance Agreement, Closing Agreement and agreed on a form of Resale Agreement.

    The following description is a summary of the material provisions of the Securities Purchase Agreement, Network Membership License Agreement, Roaming Agreement, Roaming Administration Agreement, Stockholders' Agreement, Long Distance Agreement, Closing Agreement and form of Resale Agreement. The summary does not restate those agreements in their entirety and is qualified in its entirety by reference to each agreement.

Securities Purchase Agreement

    Under the Securities Purchase Agreement: (1) AT&T Wireless and TWR assigned the AT&T contributed Pops to us in exchange for shares of our Series A Preferred Stock and Series D Preferred Stock; (2) Airwave Communications and Digital PCS assigned to us their contributed Pops and certain other assets in exchange for shares of Series C Preferred and the assumption of certain liabilities of Airwave Communications and Digital PCS, including the indebtedness owed to the United States Department of the Treasury for the Airwave Communications and Digital PCS contributed Pops; and (3) the Cash Equity Investors purchased shares of the Series C preferred stock.

    The AT&T contributed Pops are comprised of licenses providing for the right to use 20 MHz of authorized frequencies in geographic areas that cover approximately 9.1 million Pops, which AT&T Wireless has partitioned and disaggregated from certain of its 30-MHz A- and B-Block PCS licenses. AT&T Wireless has reserved the right to use, and market and sell to others, any services on the 10 MHz of spectrum that it retains in the creation of the AT&T contributed Pops, subject to the exclusivity provisions of the Stockholders' Agreement and the License Agreement.

    Except as specified in the Securities Purchase Agreement and the related agreements, none of AT&T Wireless, TWR nor any of their respective affiliates has any further obligation or commitment to acquire our debt or equity securities, provide or arrange for debt or equity financing for us or provide services to or otherwise assist us in connection with the conduct of our business. The Securities Purchase Agreement does not contain any restrictions on AT&T Wireless, TWR, or any of their respective affiliates, from competing, directly or indirectly, with us.

AT&T Wireless Network Membership License Agreement

    As part of our strategic alliance with AT&T Wireless, we have entered into the AT&T Wireless Network Membership License Agreement with AT&T Corp. and its affiliates, including AT&T Wireless. Under the License Agreement, we have been granted a royalty-free, non-exclusive license to use the AT&T logo with the globe design, the related trade dress and the expression "Member of the AT&T Wireless Network" and variations of the foregoing, in equal emphasis with our own brands or marks, in our markets in the marketing of our mobile wireless telecommunications products and services. The license does not permit, however, the use of the AT&T licensed marks in connection with providing or reselling long distance or local service or any other product or service other than those covered by our PCS licenses. AT&T has retained the unimpaired right to use the AT&T licensed

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

marks in our markets for marketing, offering or providing any products or services. AT&T will not grant to any other person providing mobile wireless telecommunications products or services in our markets a right or license to use the AT&T licensed marks, except to a person that is a reseller of our services, a person acting as our agent or a person that provides fixed wireless telecommunications services to or from specific locations, such as buildings or office complexes, so long as such services do not constitute mobile wireless telecommunications services in our markets. We are not permitted to assign, sub-license or transfer any of our rights, obligations or benefits under the License Agreement.

    In an effort to ensure that our service meets AT&T's high quality standards, we have agreed to abide by certain quality standards set forth in the License Agreement and to permit AT&T to conduct inspections of our facilities from time to time.

    The License Agreement is for an initial term of five years. The License Agreement will be renewed for an additional five-year term if:

  . each party gives the other notice of intent to renew at least 90 days prior to the expiration of the initial term, or

  . during the period which begins 120 days prior to expiration and ends 110 days prior to expiration, either party requests that the other party provide notice of intent to renew, and the other party either gives notice of intent to renew or fails to respond to such request.

    AT&T is permitted to terminate the License Agreement if we:

  .   use the AT&T licensed marks other than as provided in the License
      Agreement;

  . use the AT&T licensed marks in connection with any marketing or provision of telecommunications services that fails to meet AT&T's quality standards in any material respect;

  . refuse or neglect a request by AT&T Wireless for access to our facilities or marketing materials for a period of more than five business days after the receipt of notice thereof;

  .   experience a change of control;

  .   become bankrupt;

  . fail to maintain our rights to hold FCC licenses with respect to our markets representing 5% or more of our Pops, unless the failure is the result of AT&T's actions or inactions;

  . license, assign, transfer, dispose of or relinquish any of the rights granted to us in, and other than as permitted by, the License Agreement;

  . fail to obtain permission from AT&T Wireless to use the AT&T licensed marks in sponsoring, endorsing or affiliating with any event, meeting, charitable endeavor or other undertaking that has a material adverse effect on AT&T or the AT&T licensed marks;

  . fail to maintain any and all confidential information furnished to us in the strictest confidence; or

  .   commit a substantial company breach as defined in the Stockholders'
      Agreement.

    Upon the later occurrence of: (a) consummation of a Disqualifying Transaction, as defined below, or (b) the second anniversary of the date AT&T gives notice to us that it has entered into a letter of intent or binding agreement to engage in a Disqualifying Transaction, AT&T may terminate the License Agreement with us by providing notice to us. However, no such termination may occur during the initial term. If we have not exercised our right to convert all of AT&T's Series A and Series

D Preferred into Series B Preferred, the termination only applies to that portion of our markets that overlap the markets in which a party to such Disqualifying Transaction owns an FCC license to provide Commercial Mobile Radio Service (the "Overlap Markets"). Upon a termination of the License Agreement, we must cease using the AT&T Licensed Marks within 90 days.

    The License Agreement will also terminate in the event that AT&T Wireless converts any of its shares of Series A Preferred into Common Stock on the later of (a) the initial term plus any renewal periods, or (b) two years from the date of such conversion.

    The term "Disqualifying Transaction" means a merger, consolidation, asset acquisition or disposition, or other business combination involving AT&T Corp. or its affiliates and another person, which other person

      (a) derives from telecommunications businesses annual revenues in excess of $5 billion,

      (b) derives less than one-third of its aggregate revenues from wireless telecommunications services,

      (c) owns FCC Licenses to offer, and does offer, mobile wireless telecommunications services, except certain specified services, serving more than 25% of the Pops within our licensed territory, and

      (d) with respect to which AT&T Wireless has given notice to us specifying that such merger, consolidation, asset acquisition or disposition or other business combination shall be a Disqualifying Transaction for purposes of this agreement and the transactions contemplated thereby.

Roaming Agreement

    Our company and AT&T Wireless, along with our respective affiliates, have also entered into an intercarrier roamer service agreement, called the Roaming Agreement, to allow subscribers of each party to roam onto each other's wireless network when a subscriber travels into a geographic area that the other party services.

    The Roaming Agreement states that we and AT&T Wireless will provide automatic call delivery to the other party's customers who roam into our geographic area. To facilitate this service, each party has agreed to provide continuously the necessary hardware, software and transmission facilities to support such call delivery, either directly or through a separate network of wireless communications carriers.

    The Roaming Agreement has an initial term of 20 years, subject to earlier termination, and thereafter will continue on a month-to-month basis until terminated with 90 days written notice. The agreement may be terminated or suspended upon default by either party for

  . material breach of any term of the Roaming Agreement that continues unremedied for 30 days;

  .   a voluntary liquidation or dissolution of either party;

  . a final order by the FCC revoking or denying renewal of a material PCS license or permit granted to either party; or

  .   a bankruptcy of either party.

    Either party may suspend certain aspects of its services if it determines that fraudulent or unauthorized use of the system has reached an unacceptable level of financial loss.

Roaming Administration Service Agreement

    AT&T Wireless and our company have also entered into a roaming administration service agreement to allow us to receive certain benefits under intercarrier roaming services agreements between AT&T Wireless and other specified wireless carriers, to permit subscribers of those other wireless carriers to use our facilities in accordance with the applicable intercarrier roaming services agreements and to make available to us the roaming administration services of AT&T Wireless. The Roaming Administration Agreement provides that AT&T Wireless will perform, for a fee, roaming administration and settlement services to manage our roaming program.

    The Roaming Administration Agreement has an initial term of two years, subject to earlier termination, and thereafter will renew automatically for successive terms of one year each until either party chooses not to renew upon 90 days prior written notice. The Roaming Administration Agreement may be terminated for any of the following reasons:

  .   material breach by either party;

  . material and unreasonable interference with one party's operations by the operations of the other party for a period exceeding ten days;

  . by AT&T Wireless with respect to any intercarrier roaming services agreement or its interoperability agreement with EDS Personal Communications Corporation, in the event the applicable agreement expires or is terminated. The current interoperability agreement with EDS Personal Communications Corporation expires on March 31, 2000, with respect to settlement services and on June 30, 1999, with respect to call validation services;

  . by AT&T Wireless in the event that we are no longer a member in good standing with the North American Cellular Network, Inc.;

  . by AT&T Wireless with respect to the roaming administration services received under AT&T Wireless' interoperability agreement with EDS Personal Communications Corporation should that agreement expire or terminate; or

  .   either party for any reason upon 180 days prior written notice.

    Upon termination of the Roaming Administration Agreement for any of the reasons set forth above, each party shall immediately, or upon final accounting, pay all amounts owing to the other parties thereunder, whether due or to become due.

Stockholders' Agreement

    AT&T Wireless, the management stockholders and the cash equity investors have entered into a Stockholders' Agreement with us

  .   to provide for our management;

  . to impose certain restrictions on the sale, transfer or other disposition of our securities; and

  . to create certain rights related to such securities, including representation on our board of directors, a right of first offer, a right of participation, a right of inclusion and registration rights.

    Management. The Stockholders' Agreement provides that our Board of Directors will consist of thirteen members. For so long as required by the FCC, the management stockholders will nominate four members, each of whom must be one of our officers and each of whom will have 1/2 of a vote, AT&T Wireless will nominate two members and the cash equity investors will nominate three members. The remaining four directors will be nominated by the management stockholders, with one such nomination subject to the consent of the cash equity investors alone, with the remaining three subject to the consent of the cash equity investors and AT&T Wireless. Once permitted by FCC regulation, the remaining four directors will be nominated by the cash equity investors, with three of these nominations subject to the consent of AT&T Wireless and Messrs. Mounger and Martin.

    All actions of the Board of Directors will require a majority vote of the entire Board of Directors, except that certain significant transactions will require the vote of at least three of the five directors nominated by the cash equity investors and AT&T Wireless and four of the six votes cast by the directors nominated by the management stockholders and the four remaining directors nominated by the management stockholders or the cash equity investors as described above. Such significant transactions include, but are not limited to,

  . a sale or transfer of a material portion of our assets or any subsidiary;

  .   a merger or consolidation of ours or any subsidiary;

  . the offering of any securities of ours or any subsidiary other than as contemplated by the Securities Purchase Agreement;

  .   the hiring or termination of our executive officers;

  .   the incurrence of certain indebtedness;

  .   the making of certain capital expenditures; and

  . the initiation of any bankruptcy proceeding, dissolution or liquidation of our company or any subsidiary.

    Restrictions on Transfer. The stockholders, including AT&T Wireless and TWR, have agreed not to, directly or indirectly, transfer or otherwise grant or create certain liens in, give, place in trust or otherwise voluntarily or involuntarily dispose of ("Transfer") any share of Company Stock, defined in the Stockholders' Agreement, beneficially owned by such stockholder on or prior to an initial public offering, or IPO, of our common stock, subject to certain limited exceptions. In addition, the stockholders including AT&T Wireless and TWR, have agreed not to Transfer any share of Series C Preferred, Series D Preferred or Common Stock until January 7, 2002, except to affiliates and except that cash equity investors and up to 1,000 shares to management stockholders. The management stockholders have agreed not to Transfer any shares of Class A Common Stock until January 7, 2004 except to us and except the 25% of their Class A Common Stock that may be Transferred upon the later of an IPO or January 7, 2002.

    Right of First Offer. If a non-AT&T Wireless stockholder desires to sell shares of preferred or common stock, other than Voting Preference Stock and Class C Common Stock, to a third party, such stockholder must first offer such shares to AT&T Wireless. AT&T Wireless will then have ten business days to offer to purchase all, but not less than all, of such shares at the offered price. If AT&T Wireless does not accept such offer, such investor may offer the shares to other potential purchasers at or above the offer price, for up to 90 days. If AT&T Wireless or TWR desires to sell shares of preferred or common stock, the cash equity investors will have the same right of first offer. In the event that neither any cash equity investor nor AT&T Wireless purchases such shares pursuant to the above rights, the shares may be sold to any person other than a prohibited transferee as defined in the Stockholders' Agreement.

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

    Right of Participation. Substantially all of our stockholders have rights to purchase additional shares of common stock in connection with this offering in order to maintain their relative percentage ownership in our company. Certain of our stockholders have exercised, as of the date of this prospectus, their rights to purchase additional shares of our Class A and Class B common stock in connection with our initial public offering, and our other stockholders with these rights have waived their rights to participate in our initial public offering. See "Principal Stockholders".

    Right of Inclusion. No stockholder may Transfer shares of any series or class of preferred, other than Series B Preferred, or common stock (collectively, "Inclusion Stock") to persons who are not affiliates of that stockholder if the Transfer would result in that stockholder, or stockholders acting in concert, Transferring 25% or more of the outstanding shares of any class of Inclusion Stock (an "Inclusion Event"), unless the terms and conditions of such Transfer include an offer to AT&T Wireless, the cash equity investors and the management stockholders (each, an "Inclusion Event Offeree") for each of them to sell to the purchaser of the Inclusion Stock the same proportion of each Inclusion Event Offeree's Inclusion Stock as proposed to be sold by the selling Stockholder. In the event that such person does not agree to purchase all of the shares of Inclusion Stock proposed to be sold, then the selling stockholder and each Inclusion Event Offeree will have the right to sell a proportionate amount of Inclusion Stock to such person. For purposes of determining an Inclusion Event, if the Inclusion Stock is Series C Preferred, then Series D shall also be deemed to be Inclusion Stock, and Series C Preferred and Series D Preferred shall be deemed to be one class of preferred stock.

    Right of First Negotiation. Following an IPO, any stockholder desiring to Transfer any shares of Common Stock or Series C Preferred (1) pursuant to an underwritten registration, (2) pursuant to Rule 144 under the Securities Act or
(3) in a transaction or series of related transactions resulting in the Transfer of not more than ten percent of all common stock on a fully diluted basis, excluding for such purposes the Series A Preferred Stock, must first give AT&T Wireless written notice thereof containing the proposed terms of such sale. For the applicable first negotiation period, AT&T Wireless will have the exclusive right to negotiate with such Stockholder regarding the purchase of such shares. The stockholder has the right to reject any offer made by AT&T Wireless during such first negotiation period. Upon the expiration of the first negotiation period, the stockholder has the right to sell the shares included in the notice on such terms and conditions as are acceptable to the Stockholder in its sole discretion during the applicable offer period.

    If shares of common stock are proposed to be Transferred pursuant to an underwritten registration, the applicable first negotiation period is ten days and the applicable offer period is 120 days. If shares of common stock are proposed to be Transferred pursuant to Rule 144, the applicable first negotiation period is three hours and the applicable offer period is five business days. If shares of common stock are proposed to be Transferred in a transaction or series of related transactions resulting in the sale of not more than ten percent of all common stock on a fully diluted basis, excluding for such purposes the Series A Preferred, the applicable first negotiation period is one business day, provided the notice is given prior to 9:00 a.m. on the day prior to the proposed Transfer, and the applicable offer period is ten business days.

    Demand Registration Rights. From and after the ninety-first day following the date of the IPO, or such longer period as may be required by the managing underwriter, any "Qualified Holder" and management stockholders that in the aggregate beneficially own at least 50.1% of the Class A Voting Common Stock then beneficially owned by the management stockholders (each, a "Demanding Stockholder") will have the right to require us to file a registration statement under the Securities Act covering the Class A Common Stock (a "Demand Registration"), subject to certain limited exceptions.

    A "Qualified Holder" is defined as:

      (a) any stockholder or group of stockholders that beneficially owns shares of Class A Voting Common Stock reasonably expected, upon sale, to result in aggregate gross proceeds of at least $25 million; or

      (b) AT&T Wireless and TWR for so long as they beneficially own in the aggregate greater than two-thirds of the initial issuance to them of shares of Series A Preferred.

    We will not be obligated to effect more than two separate Demand Registrations in any twelve-month period, provided that only one request for Demand Registration may be exercised by AT&T Wireless and/or Management Stockholders that in the aggregate beneficially own at least 50.1% of the shares of the Class A Voting Common Stock then beneficially owned by the Management Stockholders during any twelve-month period. If we determine that a Demand Registration would interfere with any pending or contemplated material transaction, we may defer such Demand Registration subject to certain limitations.

    Piggyback Registration Rights. If we propose to register any shares of Class A Voting Common Stock, or securities convertible into or exchangeable for shares of Class A Common Stock, with the Securities and Exchange Commission under the Securities Act, we will, subject to certain limitations, give notice of the proposed registration to all stockholders and include all common stock as to which we have received a request for inclusion, subject to customary underwriter cutbacks.

    Consequences of a Disqualifying Transaction. Upon consummation of a Disqualifying Transaction, the exclusivity provisions of the Stockholders' Agreement applicable to AT&T Wireless and TWR will terminate as to all of our markets. However, if we have not exercised our right to convert all of AT&T's Series A and Series D Preferred into Series B Preferred, the termination applies only to the Overlap Markets.

    Upon AT&T Wireless' terminating its obligations and those of TWR in connection with a Disqualifying Transaction, we will have the right to cause AT&T Wireless and TWR, or their transferees other than any cash equity investor, to exchange all or a proportionate number of shares of Series A Preferred then owned by AT&T Wireless and TWR equal to a fraction, the numerator of which is the number of Pops in the Overlap Markets and the denominator of which is the total number of Pops in all of our markets, for an equivalent number of shares of Series B Preferred. We shall have similar conversion rights with respect to any Series D Preferred shares, or Series B Preferred or common stock into which such shares have been converted, owned by AT&T Wireless and TWR.

    Additional Covenants. To induce the stockholders to enter into the Stockholders' Agreement, we have agreed to, among other things:

  . construct a network system to cover the territory of its PCS licenses according to an agreed upon buildout plan;

  . arrange for all necessary microwave relocation and reimburse AT&T for any such relocation costs it incurs in connection with the AT&T contributed Pops;

  . offer certain service features and adhere to certain quality standards;

  . refrain from entering into certain merger, sale or liquidation transactions or to effect a change in the business of ours without the prior consent of AT&T Wireless;

  . refrain from marketing, offering, providing or reselling interexchange services other than our own or AT&T's;

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

  . enter into Resale Agreements with AT&T Wireless from time to time at the request of AT&T Wireless;

  . refrain from soliciting for employment AT&T's personnel for a limited period; and

  . permit AT&T Wireless to co-locate certain cell sites in locations holding our cell sites.

    Concurrently, AT&T Wireless has agreed to, among other things:

  .   assist us in obtaining discounts from AT&T Wireless equipment vendors;

  . refrain from soliciting for employment our personnel for a limited period; and

  . permit us to co-locate certain cell sites in locations holding AT&T Wireless cell sites.

    In addition, stockholders other than AT&T Wireless that are subject to the Stockholders' Agreement have agreed to refrain from providing, reselling or acting as agent for any person offering wireless services in territories designated to us.

    Term. The Stockholders' Agreement will terminate after eleven years and may be terminated earlier upon the consent of all parties, or if one stockholder should beneficially own all of the Class A Voting Common Stock. If not otherwise terminated, the provisions regarding our management and the transfer of shares will terminate after ten years, and the provisions regarding registration rights will terminate after 20 years.

Long Distance Agreement

    AT&T Wireless and our company have entered into a Long Distance Agreement which provides that we will purchase interstate and intrastate long distance services from AT&T Wireless for a term of up to three years. These long distance services will be purchased at preferred rates, which are contingent upon our continuing affiliation with AT&T Wireless, and will be resold to our customers. Under the Long Distance Agreement, we must meet a yearly minimum traffic volume commitment which is to be negotiated with AT&T Wireless. If we do not meet the minimum traffic volume commitment then we must pay to AT&T Wireless an amount equal to the difference between AT&T's expected fee based on the minimum traffic volume commitment and its fee based on the actual traffic volume.

Closing Agreement

    AT&T Wireless, ourselves and the other parties to the Securities Purchase Agreement have entered into a Closing Agreement to provide for certain matters set forth in the Securities Purchase Agreement, including, among other things, consent for certain of our subsidiaries to enter into agreements and to conduct our operations, and direction that certain PCS licenses be transferred to our subsidiaries by AT&T Wireless, Airwave Communications, Digital PCS and Central Alabama Partnership.

Resale Agreement

    AT&T Wireless and ourselves have also agreed on the form of a Resale Agreement to be entered into from time to time, which permits AT&T Wireless, its affiliates and one person designated by AT&T Wireless, who is licensed to provide telecommunications services in such area under AT&T's service marks, for any geographic area within the territory covered by our licenses, each, referred to as a reseller, to purchase access to and usage of our wireless telecommunications services for resale to its subscribers. We have agreed to provide service to the reseller on a nonexclusive basis, and therefore will retain the right to market and sell its services to other customers in competition with AT&T Wireless.

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

    The Resale Agreement will have an initial term of ten years and will be automatically renewed for additional one-year terms, unless it is previously terminated. The reseller has the right to terminate the Resale Agreement for any reason upon 180 days written notice. Following the eleventh anniversary of the commencement date of the Resale Agreement, either party may terminate the agreement on 90 days written notice for any reason.

    In addition, either the reseller or we may terminate the Resale Agreement after any of the following events occur and continue unremedied for some time period:

  .   certain bankruptcy events of us or the reseller;

  . the failure by either the reseller or us to pay any sum owed to the other at the time such amount comes due;

  . the failure by the reseller or us to perform or observe any other material term, condition, or covenant to be performed by it under the Resale Agreement;

  . the commission of any illegal act by or the filing of any criminal indictment or information against the reseller, its proprietors, partners, officers, or directors or stockholders controlling in the aggregate or individual 10% or more of the voting rights or equity interests of the reseller;

  . the furnishing, within a twelve-month period, by the reseller to us of two or more checks that are not paid when presented due to insufficient funds;

  .   an unauthorized assignment of the Resale Agreement;

  . failure by the reseller to meet the eligibility requirements as described in the Resale Agreement; and

  . either party attempts to incorporate into its marks, or challenge the other party's service marks, trademarks or trade names, including, without limitation, all terms and conditions of each service plan selected by the reseller.

    Upon termination, we will have no further obligation to provide the reseller access to and usage of our PCS services.

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

                                   MANAGEMENT

Directors and Executive Officers

    Our executive officers, key employees and directors, and their ages at October 31, 1999, are as follows:

                Name                Age                 Position
                ----                ---                 --------
 William M. Mounger, II...........   42 Chairman of the Board of Directors and
                                         Chief Executive
                                         Officer
 William S. Arnett................   49 Director and President
 E.B. Martin, Jr. ................   43 Director, Executive Vice President,
                                         Treasurer and
                                         Chief Financial Officer
 T. Clark Akers...................   42 Senior Vice President--External Affairs
 Timothy Burnette.................   43 Senior Vice President--Engineering and
                                         Technical Operations
 Keith Halford....................   48 Senior Vice President--Marketing
 Kirk Hughes......................   40 Senior Vice President--Information
                                         Systems
 Doug McQueen.....................   38 Senior Vice President--Sales Operations
 James H. Neeld, IV...............   39 Senior Vice President--General Counsel
                                         and Secretary
 Karlen Turbeville................   40 Senior Vice President--Finance
 Dennis M. Watford................   51 Senior Vice President--Human Resources
                                         and Administration
 Scott I. Anderson................   41 Director
 Alex P. Coleman..................   32 Director
 Gary S. Fuqua....................   47 Director
 Ann K. Hall......................   34 Director
 Andrew Hubregsen.................   38 Director
 David A. Jones, Jr...............   41 Director
 H. Lee Maschmann.................   42 Director
 Elizabeth L. Nichols.............   46 Director
 Kevin J. Shepherd................   43 Director

    Effective September 1, 1999, Jerry M. Sullivan, Jr. resigned from our Board of Directors and ceased to be one of our executive officers. This vacancy on our Board has not been filled.

    William M. Mounger, II. Mr. Mounger has served as Chief Executive Officer of our company and Mercury Communications since 1998 and 1990, respectively. In addition, Mr. Mounger served as our President until January 1999. Mr. Mounger was a member of the Cellular One Advisory Council from 1992-1994 and served as its Chairman from 1993-94. In recent years, Mr. Mounger has served as President of Delta Cellular Communications, as President of Alaska-3 Cellular, as Vice President of Mobile Talk, Inc., an SMR operator, as President of Southeastern Cellular Communications, and as President or executive officer in several other cellular companies. In 1996, Mr. Mounger was one of three original founders of Unity Communications, a reseller of long distance and wireless services. From 1983 to 1988, he was a partner in Sunbelt Cellular Partners, which merged with other entities to form Vanguard Cellular in 1987.

    William S. Arnett. Mr. Arnett has served as our President since January 1999. Mr. Arnett has served as President of Flying A Towers, a communication tower leasing company, since 1996. Mr. Arnett served as President of a division of Dial Call Communications from 1994 to 1996 and with Nextel Communications following the merger of Dial Call into Nextel Communications until 1996. Mr. Arnett served as Chief Operating Officer of Transit Communications Corporation from 1993 to 1994

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

and as President of Rural Cellular, Inc. from 1990 to 1993. Mr. Arnett also held several positions at United States Cellular from 1984 to 1990, most recently serving as Corporate Vice President, Marketing and Operations.

    E.B. Martin, Jr. Mr. Martin has served as our Executive Vice President, Treasurer and Chief Financial Officer since 1997. Mr. Martin has also served as the Vice President and Chief Financial Officer of Mercury Communications from 1990 to 1993 and since 1997. Mr. Martin was a shareholder of the law firm of Young, Williams, Henderson & Fuselier, P.A. from 1993 to 1996 and currently is a shareholder of its affiliate, Young, Williams, Henderson, Fuselier & Associates, Ltd. Mr. Martin has experience in handling mergers and acquisitions of domestic and international wireless companies. He has been responsible for arranging debt and equity financing for numerous cellular properties and has extensive experience in managing individual and institutional venture capital investments, litigation and contractual negotiations. Mr. Martin also serves as Secretary/Treasurer for Mercury Communications, Alaska-3 Cellular Corporation and Mercury Wireless Management.

    T. Clark Akers. Mr. Akers has served as Senior Vice President-External Affairs since 1995. Mr. Akers is responsible for federal, state and local governmental relations and maintaining our relationships with the FCC and the Wireless Bureau and developing relationships with the Public Service Commissions, Planning Commissions and other regulatory agencies in states in which Tritel, Inc. will do business.

    Timothy Burnette. Mr. Burnette has served as Senior Vice President-- Engineering & Technical Operations since May 1999. He is responsible for the construction and operation of our PCS network. Prior to joining us, Mr. Burnette served as Director of Network Operations (River Region) for Nextel from 1994 to 1995, Vice President of Network Operations (River Region) for Nextel from 1995 to 1996, and Vice President, Corporate Development, for Hemphill Corporation, a tower and construction company primarily focused on the wireless communications industry, from 1996 to 1999.

    Keith Halford. Mr. Halford has served as Senior Vice President-Marketing since February 1999. He is responsible for our overall marketing strategy. Prior to joining us, Mr. Halford was Principal of Transactional Marketing Consultants beginning in March 1995, where he assisted television networks, advertising agencies and telemarketing firms in the creation of e-commerce opportunities. From 1993 through March 1995, Mr. Halford was President of RSTV Inc. where he created ViaTV, an auction-based, satellite delivered television channel.

    Kirk Hughes. Mr. Hughes has served as Senior Vice President-Information Systems since 1998. He is responsible for our management information systems and support. Prior to joining us in 1998, Mr. Hughes was employed with MobileComm, a national paging company, for 13 years, where he last served as Vice President of Information Systems. In that capacity Mr. Hughes managed a staff of 75 employees serving a customer base of 4 million people.

    Doug McQueen. Mr. McQueen has served as Senior Vice President-Market Operations since July 1998. He is responsible for direct and indirect sales, oversight of the construction and staffing of our retail stores and overall supervision of our regional managers. Prior to becoming Senior Vice President-Market Operations, Mr. McQueen was one of our Vice President-Regional Managers from 1997 and General Manager of Mercury Communications's Madisonville, Kentucky market from September 1991 through April 1994. From May 1994 through January 1997, Mr. McQueen was employed with Clear Communications as a Regional Manager for its Kentucky and West Virginia markets. Mr. McQueen was General Manager for United States Cellular's Evansville, Indiana market from 1986 to 1991.

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

    James H. Neeld, IV. Mr. Neeld has served as Senior Vice President-General Counsel and Secretary since April 1999 and April 1998, respectively. He is responsible for general corporate and other legal matters. Prior to becoming Senior Vice President-General Counsel in 1999, Mr. Neeld was a shareholder of the Jackson, Mississippi law firm, Young, Williams, Henderson & Fuselier, P.A. and its affiliate Young, Williams, Henderson, Fuselier & Associates, Ltd. Mr. Neeld began his career with Young, Williams, Henderson & Fuselier, P.A. in 1985 and was a director of the firm from 1994 through 1997, and remains of counsel to the firm. While in private practice, Mr. Neeld focused on telecommunications and general corporate law, corporate finance, acquisitions, transactions and business planning. Mr. Neeld currently serves on the Executive Committee of the Business Law Section of the Mississippi Bar and is a member of the Mississippi Secretary of State's Business Law Advisory Group.

    Karlen Turbeville. Ms. Turbeville has served as our Senior Vice President-Finance since our formation. She also has served as Vice President of Alaska-3 Cellular Corporation and as Vice President of Finance and Director for Mercury Communications. Since joining Mercury Communications in 1991, Ms. Turbeville has held direct responsibility for the financial, treasury, billing, customer care, roaming, investor relations, budgeting and regulatory reporting functions for all rural service area markets. Prior to joining Mercury Communications, Ms. Turbeville was a Manager at Tann, Brown & Russ Co., Ltd., a Mississippi accounting firm. Ms. Turbeville is a certified public accountant with experience in accounting, auditing and consulting, including six years with Arthur Andersen & Co. where she worked with WorldCom, Skytel and cellular companies, and companies in the transportation, public utility and banking industries.

    Dennis M. Watford. Mr. Watford has served as our Senior Vice President-Human Resources and Administration since August 1999, after joining us in February 1999. Prior to joining us, Mr. Watford was employed with Chemfirst Inc. from 1983 to 1999, where he last served as Director of Human Resources.

    Scott I. Anderson. Mr. Anderson has served as a Director since January 1999. Since 1997, Mr. Anderson has served as a principal in Cedar Grove Partners, LLC, an investment and consulting/advisory partnership, and, since 1998, as a principal in Cedar Grove Investments, LLC, a small "angel" capital investment fund. Mr. Anderson was an independent board member of PriCellular Corp from March 1997 through June 1998, when the company went private. He is a board member and advisory board member of Tegic, a wireless technology licensing company, and a board member of TeleCorp PCS, Triton PCS, Wireless Facilities, Inc., Telethia, Inc., ABC Wireless, Inc., and, a private emergency 911 service company. He was employed by McCaw Cellular Communications and AT&T Wireless from 1986 until 1997, where he last served as Senior Vice President of the Acquisitions and Development group.

    Alexander P. Coleman. Mr. Coleman has served as a Director since January 1999. Since 1996, Mr. Coleman has served as a Vice President and Investment Partner of Dresdner Kleinwort Benson Private Equity LLC's leveraged buyout group. Prior to joining Dresdner Kleinwort Benson, Mr. Coleman served in several corporate finance positions for Citicorp/Citibank N.A. from 1989 through 1995, most recently as Vice President of Citicorp Venture Capital.

    Gary S. Fuqua. Mr. Fuqua has served as a Director since January 1999. Mr. Fuqua managed corporate development activities at Entergy from 1998 to 1999. In addition, Mr. Fuqua previously oversaw Entergy's non-regulated domestic retail businesses, including District Energy, Entergy Security and Entergy's various telecommunications businesses. Before he joined Entergy, Mr. Fuqua served as a Vice President with Enron Ventures Corporation in London. He also founded and managed his own company prior to joining Enron in 1988. He is a member of Entergy Enterprises' Board of Directors, and President of Entergy Technology Holdings. Mr. Fuqua is also a member of the board of TeleCorp PCS.

    Ann K. Hall. Ms. Hall has served as a Director since January 1999. Since 1995, Ms. Hall has served in various roles for AT&T Wireless, most recently as Director of Partnership Markets. In this role, she has assisted AT&T Wireless' affiliate, Telecorp PCS, in launching its wireless operations, and she was previously involved in overseeing the financial operations for AT&T Wireless' partnership interests in the Los Angeles and Houston markets. Prior to joining AT&T Wireless Services, Inc., Ms. Hall worked for Ernst & Young LLP's Telecommunications Consulting Practice, during which time McCaw Cellular was one of her main clients. Before working in the Telecommunications Industry, Ms. Hall worked as a Product Development Engineer at National Semiconductor and later at Intel Corporation in the Technology Development Finance group.

    Andrew Hubregsen. Mr. Hubregsen has served as a Director since January 1999. Mr. Hubregsen is a Senior Vice President with Conseco Private Capital Group, Inc., a subsidiary which manages Conseco's portfolio of private equity and equity related investments in a wide variety of industries. He joined Conseco in September 1992. Prior to joining Conseco, Mr. Hubregsen was employed at GE Capital Services in the Financial Institutions Group of the Corporate Finance Division. While at GE Capital, Mr. Hubregsen worked on a variety of leveraged debt and equity transactions.

    David A. Jones, Jr. Mr. Jones has served as a Director since July 1999. Mr. Jones is a founder and the Chairman and Managing Director of Chrysalis Ventures, LLC, a venture capital firm. Prior to founding Chrysalis Ventures, LLC in 1994, Mr. Jones was an attorney in private practice. Mr. Jones is Vice-Chairman of the Board of Directors of Humana Inc., a director of Mid-America Bancorp and Chairman of the Board of Directors of High Speed Access Corp.

    H. Lee Maschmann. Mr. Maschmann has served as a Director since January 1999. Mr. Maschmann is Vice President of Partnership Operations, Engineering for AT&T Wireless. In this role, he has assisted AT&T Wireless' affiliates, Telecorp PCS and Triton PCS in launching their wireless operations. He was previously involved in overseeing the Technical Operations and Engineering for AT&T Wireless' partnership interests in the Los Angeles and Houston markets. Prior to that, he oversaw the engineering and construction of AT&T Wireless' PCS markets in the Southwest region. Since 1985, Mr. Maschmann has held a number of technical leadership positions with AT&T Wireless, McCaw Communications and MetroCel Cellular.

    Elizabeth L. Nichols. Ms. Nichols has served as a Director since January 1999. Ms. Nichols has served as a Director and President of JDN Realty Corp., a publicly traded real estate investment trust since 1994 and is a Director of Ruby Tuesday, Inc. Prior to joining JDN Realty Corp., Ms. Nichols worked for approximately 18 years in the real estate industry for JDN Enterprises, Inc., Dobson & Johnson Mortgage Banking firm and First American National Bank.

    Kevin J. Shepherd. Mr. Shepherd has served as a Director since January 1999. Mr. Shepherd has served as President of Triune, Inc., a financial advisory firm servicing high net worth individuals since its inception in 1989.

    Additional Information. Effective September 1, 1999, we and Jerry M. Sullivan entered into an agreement to redefine Mr. Sullivan's employment with us. Mr. Sullivan has resigned as one of our officers and directors. Mr. Sullivan will retain the title of Executive Vice President through December 31, 2001; however, under the agreement, he is not permitted to represent us nor will he perform any functions for us. As part of the agreement, he will receive an annual salary of $225,000 and an annual bonus of $112,500 through December 31, 2002. Mr. Sullivan is fully vested in 1,800,000 shares of our Class A common stock and has returned all other shares held by him, including his Voting Preference common stock.

    Mr. Sullivan had served as our Director, Executive Vice President and Chief Operating Officer since 1993. The foregoing agreements supersede the employment relationship between Mr. Sullivan and us defined by the Management Agreement and Mr. Sullivan's employment agreement.

    Our Bylaws provide that the Board of Directors will have between one and thirteen members. According to the terms of the Stockholders' Agreement, the Board of Directors will consist of 13 members. For so long as required by the FCC, the management stockholders will nominate four members, each of whom must be one of our officers and each of whom will have 1/2 of a vote, AT&T Wireless will nominate two members and the cash equity investors will nominate three members. The remaining four directors will be nominated by the management stockholders, with one such nomination subject to the consent of the cash equity investors alone and with the remaining three subject to the consent of the cash equity investors and AT&T Wireless. Once permitted by FCC regulation, the remaining four directors will be nominated by the cash equity investors, with three of these nominations subject to the consent of AT&T Wireless and Messrs. Mounger and Martin. All directors will hold office until the annual meeting of stockholders next following their election and until their successors are elected and qualified. Officers are elected annually and serve at the discretion of the Board of Directors.

    Our Bylaws provide that the Board of Directors may establish committees to exercise certain powers delegated by the Board of Directors. At present, the Board has established an Audit Committee, whose members are Mr. Anderson, Mr. Coleman and Ms. Hall, and a Compensation Committee, whose members are Messrs. Hubregsen, Maschmann and Shepherd.

Compensation of Executive Officers and Directors

    Executive Compensation. The following table sets forth certain information with respect to the compensation paid by us for services rendered during fiscal year 1998 by its chief executive officer and its four most highly compensated executive officers. Mr. Arnett became President in January 1999 and was not our employee prior to such appointment.

                          Summary Compensation Table

                                                                   Long-Term
                                                                  Compensation
                                        Annual Compensation          Awards
                                   ------------------------------ ------------
                                                                   Securities
                                                     Other Annual  Underlying
   Name and Principal Position      Salary   Bonus   Compensation   Options
   ---------------------------     -------- -------- ------------ ------------
William M. Mounger, II............ $225,000 $112,500       --         --
 Chairman of the Board and Chief
 Executive Officer                                         --         --


Jerry M. Sullivan, Jr.............  225,000  112,500       --         --
 Executive Vice President


E.B. Martin, Jr...................  225,000  112,500       --         --
 Executive Vice President,
 Treasurer and Chief Financial
 Officer


Karlen Turbeville.................  175,000   87,500       --         --
 Senior Vice President--Finance


John Greathouse...................  175,000   97,500    $2,700        --
 Former Senior Vice President--
 Chief Technical Officer

Stock Options

    There were no stock options granted to the named executive officers during fiscal year 1998.

    Director Compensation. It is not anticipated that the directors designated by the cash equity investors or AT&T will receive cash compensation for their service on the Board of Directors. Other non-employee directors receive a quarterly stipend of $2,500, $1,000 for attending each Board or committee meeting and $500 for participating in each Board or committee meeting held by teleconference. In addition, we have adopted the 1999 Stock Option Plan for Non-Employee Directors and have granted 45,000 stock options to qualifying non-employee directors in fiscal year 1999. All directors, including directors who are our employees, will be reimbursed for out-of-pocket expenses in connection with attendance at meetings.

    Employment Agreements. We have entered into employment agreements with Messrs. Arnett, Martin and Mounger. The employment agreements provide for a term of five years at an annual base salary of $225,000, subject to increase as determined by the Board of Directors. Each executive officer will also be eligible for an annual bonus of up to 50% of his base salary upon achievement of certain objectives to be determined by the Board of Directors or its Compensation Committee.

    The employment agreements provide for termination:

  . by the executive officer, at any time and at his sole discretion upon 30 days' written notice to us;

  . by the executive officer, at any time for "Good Reason," as defined in the employment agreements, upon written notice to us;

  . by us, at any time for "cause," as defined in the employment agreements, upon written notice to the executive officer;

  .   automatically, upon the executive officer's death;

  . by us, upon the executive officer's "Disability," as defined in the employment agreements, upon written notice to the executive officer;

  . by us, immediately in the event of an uncured breach of the Management Agreement by the Manager, as defined below; and

  .   by us, if we do not meet certain corporate objectives.

    Depending upon the reason for termination of the employment agreements, the executive officer may be entitled to a severance payment upon such termination.

    The employment agreements grant to us certain repurchase rights with respect to the shares of Class A Common and Class C Common received by some of the executive officers upon the closing of the joint venture and the shares of Class A Common received by William S. Arnett. Upon specified trigger dates, including a change of control, termination of employment, or the later of an initial public offering or the seventh anniversary of the agreement, the holders must sell to us the number of shares necessary, based on the fair value of the stock, to reduce their total value of stock held by an amount equal to the number of shares the holder initially received (or in the case of a voluntary trigger by the employee the amount of shares subject to the trigger notice) times $2.50 per share (in essence, requires the holders to pay $2.50 per share for their initial shares of stock). Also, in the event we do not meet certain performance measurements, certain members of management will be required to sell to us a fixed number of shares at $0.01 par value per share. The employment agreements provide that the equity to be received by the executive officers is subject to the following vesting schedule:

                                                                     Percent of
   Vesting Date Event                                                Base Shares
   ------------------                                               ------------
   Commencement Date(1)............................................      20%
   Second Anniversary..............................................      15
   Third Anniversary...............................................      15
   Fourth Anniversary..............................................      15
   Fifth Anniversary...............................................      15
   Completion of Year 1 and Year 2 of Minimum Build-Out Plan.......      10
   Completion of Year 3 of Minimum Build-Out Plan..................      10
                                                                        ---
     Total.........................................................     100%
                                                                        ===

--------
(1) The first vesting date event for Mr. Arnett is the First Anniversary.

    For purposes of this vesting schedule, the term "Base Shares" means eleven-fifteenths ( 11/15) of the executive officer's Class A Common and Class C Common and, in the case of Mr. Arnett, eleven-fifteenths ( 11/15) of Class A Common. The employment agreements provide for repurchase by us of each executive officer's non-vested stock upon the occurrence of specified events and allow for accelerated vesting upon certain termination events. Until the stock is vested, the certificates evidencing the shares of stock are to be held in escrow.

    The employment agreements also contain customary restrictions on the executive officers' ability to compete with us, solicit our employees and on the disclosure of our confidential information.

    Notwithstanding the foregoing, certain terms of Mr. Arnett's employment agreement differ from the employment agreements of the other executive officers. With respect to termination, Mr. Arnett may be terminated by us, at any time with or without "Cause," as defined in the employment agreements, upon written notice to him, and Mr. Arnett's employment is not subject to the terms of the Management Agreement.

1999 Stock Option Plan

    Our 1999 Stock Option Plan authorizes the grant of certain tax-advantaged stock options that are intended to qualify as "incentive stock options" under
Section 422 of the Internal Revenue Code of 1986, as amended, nonqualified stock options, restricted shares, deferred shares and stock appreciation rights for the purchase of an aggregate of up to 10,462,400 shares of our common stock ("Awards"). The Stock Option Plan provides for the grant of Awards to our qualified officers, employee directors and other key employees of, and consultants to, us and our subsidiaries, provided, however that incentive stock options may only be granted to employees. As of the date of this offering, options for 2,074,572 shares had been issued under the Stock Option Plan, and 4,584,920 shares had been issued pursuant to restricted stock grants. The share totals and limitations described in this section are subject to adjustment in the event of changes in our capitalization. The maximum term of any stock option to be granted under the Stock Option Plan is ten years, except that with respect to incentive stock options granted to an individual who owns stock possessing more than 10% of the total combined voting power of all classes of our stock, the term of those stock options will be for no more than five years. Generally, after the effectiveness of the registration statement covering our Class A common stock, no participant may be granted stock options or stock appreciation rights covering more than 100,000 shares of common stock under the Stock Option Plan during any two calendar year period. A similar limitation applies for deferred shares. The restricted stock generally is subject to the repurchase agreements as discussed under "Employment Agreements". The number and terms of each Award and all questions of interpretation with respect to the Stock Option Plan, including the administration of, and amendments to, the Stock Option Plan, are currently determined by the Board of Directors. After the offerings, the Stock Option Plan generally will be administered by the compensation committee of the Board.

    The exercise price of incentive stock options and nonqualified stock options granted under the Stock Option Plan generally must not be less than the fair market value of the common stock on the grant date, except that the exercise price of incentive stock options granted to a 10% stockholder must not be less than 110% of such fair market value on the grant date. The aggregate fair market value on the date of grant of the common stock for which incentive stock options are exercisable for the first time by an employee during any calendar year may not exceed $100,000. The Stock Option Plan will terminate in 2009 unless extended by amendment.

    In the event a participant in the Stock Option Plan terminates employment with us, the Board or the compensation committee may accelerate the vesting and exercisability of any stock option or stock appreciation right or lapse the restrictions on any restricted share or deferred share if it determines such action to be equitable under the circumstances or in our best interest.

    To the extent that a participant recognizes ordinary income in the circumstances described above, we will be entitled to a corresponding deduction provided that, among other things, (1) the income meets the test of reasonableness, is an ordinary and necessary business expense and is not an "excess parachute payment" within the meaning of Section 280G of the Code and is not disallowed by the $1.0 million limitation on certain executive compensation, and (2) any applicable reporting obligations are satisfied.

1999 Stock Option Plan for Non-employee Directors

    As originally adopted, our 1999 Stock Option Plan for Non-employee Directors authorized the grant of certain nonqualified stock options for the purchase of an aggregate of up to 20,000,000 shares of our common stock to non-employee directors of ours. On December 3, 1999, the Board of Directors approved an amendment to the Non-employee Directors Plan to decrease the number of shares of common stock reserved under the plan to 100,000 shares. As of the date of this offering, options for 45,000 shares had been issued under the Non-employee Directors Plan. The maximum term of any stock option to be granted under the Non-employee Directors Plan is ten years. Grants of options under the Non-employee Directors Plan and all questions of interpretations with respect to the Non-employee Directors Plan, including the administration of, and amendments to, the Non-employee Directors Plan, are determined by the Board of Directors.

    The exercise price of nonqualified stock options granted under the Non-employee Directors Plan must not be less than the fair market value of the common stock on the grant date. The Non-employee Directors Plan will terminate in 2009 unless extended by amendment.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transfer of Licenses to Tritel

    As part of the joint venture transactions, we acquired C-Block PCS licenses from Airwave Communications and E-and F-Block PCS licenses from Digital PCS. The members of Digital PCS are Messrs. Mounger, Sullivan and Martin. Airwave Communications transferred its C-Block PCS licenses, comprising approximately
2.5 million Pops in Alabama, and $31.9 million of government financing, to us in exchange for $14.4 million of Series C Preferred Stock. Digital PCS transferred certain of its E-and F-Block licenses, comprising 4.1 million Pops in Alabama and Mississippi, and $9.5 million of government financing, to us, in exchange for $3.8 million of Series C Preferred Stock. Of the 4.1 million Pops transferred by Digital PCS, 1.7 million overlap with those contributed by AT&T Wireless.

Option to Purchase Licenses in Georgia and Florida; Ownership of the Remaining Affiliate Licenses

    Digital PCS, one of our predecessors, holds licenses covering 2.0 million Pops in Florida and southern Georgia. These markets include the cities of Pensacola, Tallahassee and Panama City, Florida. As part of our formation, we received from Digital PCS an option to purchase these licenses for approximately $15.0 million, which will consist of $3.0 million of our equity and our assumption of $12.0 million of FCC debt. In May 1999, we exercised this option, and the licenses will be transferred to us after FCC approval.

    As part of our arrangements with AT&T Wireless, we have committed to grant an entity in which AT&T Wireless has a non-attributable interest an option, expiring in April 2000, to purchase these licenses from us at our cost plus 10%. It is possible that we would develop these markets (which would require AT&T's permission) and, if we do, we estimate that we would require substantial additional capital for acquisition costs and capital expenditures and to fund operating losses and working capital requirements in connection with the buildout and operation of these markets.

    On April 20, 1999, Digital PCS sold licenses covering 1.6 million Pops in Louisiana to Telecorp PCS, another AT&T Wireless joint venture partner, in exchange for an equity interest in Telecorp PCS. Digital PCS continues to hold PCS licenses covering approximately 1.5 million Pops in New Mexico and Texas. Management intends for these remaining licenses to remain with Digital PCS or to be sold to a third party.

Loans to Predecessors

    On January 7, 1999, we entered into a secured promissory note agreement under which we agreed to lend up to $2.5 million to Airwave Communications and Digital PCS. Interest on advances under the loan agreement is 10% per year. The interest will compound annually and interest and principal are due at maturity of the note. The note is secured by Airwave Communications's and Digital PCS's ownership interest in us and certain equity securities of TeleCorp PCS. Any proceeds from the sale of licenses by Airwave Communications and Digital PCS, net of the FCC debt repayment, are required to be applied to the note balance. If the note has not been repaid within five years, it will be repaid through a reduction of Airwave Communications's and Digital PCS's interest in us based on a valuation of our stock at that time.

Management Agreement

    We have entered into a Management Agreement with Tritel Management, LLC, a Mississippi limited liability company, which is wholly owned by the Messrs. Martin and Mounger. Pursuant to the

Management Agreement, Tritel Management is to be responsible for the design, construction and operation of our network, all subject to our oversight, review and ultimate control and approval. We will pay Tritel Management a fee of $10,000 per year for such services and will reimburse Tritel Management for out-of-pocket expenses incurred on our behalf. The term of the Management Agreement is five years, subject to termination upon the occurrence of certain events described in the Management Agreement.

Relationship with Mercury Communications

    Mercury Communications is wholly owned by Messrs. Martin and Mounger. During 1997 and 1998, we reimbursed Mercury Communications for actual expenses to cover the salaries and employee benefits of Mercury Communications employees who were providing services almost exclusively to us. We reimbursed Mercury Communications $1,312,000 and $3,709,000 for such expenses in 1997 and 1998, respectively. On January 7, 1999, after consummation of the transactions described herein, the employees of Mercury Communications who were providing services to us became our employees.

    During April 1997, we advanced $249,000 on behalf of Mercury Communications to repay a loan Mercury Communications had incurred from a third party. The balance due from Mercury Communications on this advance was $247,000 at December 31, 1997 and 1998 and September 30, 1999.

Relationship with Mercury Wireless Management, Inc.

    Mercury Wireless Management, Inc., a company wholly owned by Messrs. Martin, Mounger and Sullivan, provides management and marketing services to communications tower owners, including municipalities. Mercury Wireless Management has contracted to provide such services to the City of Jackson, Mississippi. Under the City of Jackson contract, Mercury Wireless Management receives a percentage of rentals generated from the leasing of the facilities managed by Mercury Wireless Management. We have entered into various leases to co-locate our equipment on certain towers owned by the City of Jackson and managed by Mercury Wireless Management. These leases were negotiated on an arms length basis and incorporate terms substantially identical to those offered by the City of Jackson to unrelated third-party carriers.

    Our employees perform certain services on behalf of Mercury Wireless Management, and Mercury Wireless Management reimburses us for these services. Such amounts totaled $17,000 for 1997 and $11,000 for 1998 and were included in amounts due from affiliates at December 31, 1997 and 1998.

Relationship with Wireless Facilities, Inc.

    We received site acquisition and microwave relocation services from Wireless Facilities, Inc. Scott I. Anderson, who is a director of ours, is also a director of Wireless Facilities.

Relationship with AT&T Wireless

    We have entered into joint venture agreements with AT&T Wireless and its affiliates, including the Securities Purchase Agreement, the Closing Agreement related thereto, Stockholders' Agreement, Network Membership License Agreement, Roaming Agreement, Resale Agreement, Roaming Administration Agreement and Long Distance Agreement. AT&T Wireless holds Series A Preferred Stock and Series D Preferred Stock valued at $137.1 million and has nominated two directors to our Board of Directors, Ann K. Hall and H. Lee Maschmann.

Relationship with TeleCorp PCS and Triton PCS

    We have common stockholders with TeleCorp PCS and Triton PCS and may be deemed an affiliate by virtue of this common ownership. Scott I. Anderson and Gary S. Fuqua, two of our directors, serve as directors of TeleCorp PCS. Mr. Anderson also serves as a director of Triton PCS. We have entered into an agreement with TeleCorp PCS and Triton PCS to adopt the common brand name, SunCom, that will be co-branded with the AT&T brand name giving equal emphasis to each.

Relationship with ABC Wireless, L.L.C.

    We have made a loan of $7.5 million to ABC Wireless, L.L.C. for the purpose of bidding on licenses in the FCC's auction of C-Block PCS licenses. The members of ABC Wireless are Mr. Anderson, a director of ours and Gerald T. Vento and Thomas H. Sullivan, directors and executive officers of TeleCorp PCS. See "Management's Discussion and Analysis--Pending License Acquisition."

Relationship with Flying A Towers

    We have leased several communication towers and expect to lease several additional towers from Flying A Towers. Mr. Arnett is President of Flying A Towers.

Relationship with Cash Equity Investors

    We and the cash equity investors have entered into an Investors Stockholders' Agreement to provide for certain rights with respect to the management of our company, and to provide for certain restrictions with respect to the sale, transfer or other disposition of our stock beyond those rights and restrictions set forth in the Stockholders' Agreement.

    The Investors Stockholders' Agreement provides, subject to limited exceptions with respect to removal of directors and filling of vacancies, that the cash equity investors will vote all of their shares to cause the election of three individuals to be designated as a director by Conseco and Dresdner. Initially, the directors designated by Conseco and Dresdner will be Andrew Hubregsen, Alexander P. Coleman and Gary S. Fuqua, respectively. In the event that the right of the cash equity investors to nominate directors is reduced to one director, then that right will be exercisable by cash equity investors owning two-thirds of the outstanding shares of common stock held by all cash equity investors.

    Each cash equity investor has agreed, subject to certain limited exceptions, that it will not directly or indirectly transfer or otherwise grant or create certain liens in, give, place in trust or otherwise voluntarily or involuntarily dispose of ("Transfer") any share of our capital stock held by it as of January 7, 1999 or thereafter acquired by it to any Prohibited Transferee, as defined in the Stockholders' Agreement, or any Regional Bell Operating Companies, Microsoft Corporation, GTE, SNET or any of their respective affiliates, successors or assigns. In addition, if a cash equity investor desires to Transfer any or all of its shares of our capital stock other than to an affiliate or affiliated successor, then the cash equity investor must first offer all of those shares to the other cash equity investors, subject to certain terms and conditions. Each cash equity investor also has tag along rights and drag along rights. The tag along rights enable non-selling cash equity investors to participate in a sale of certain capital stock of ours by other selling cash equity investors, subject to certain terms and conditions. The drag along rights provide, under certain circumstances, that a cash equity investor that proposes to sell its shares of our capital stock may compel other non-selling cash equity investors to participate in the proposed sale.

    The Investors Stockholders' Agreement will terminate upon the termination of the Stockholders' Agreement.

Relationship with Young, Williams, Henderson & Fuselier, P.A.

    Young, Williams, Henderson & Fuselier, P.A. provides legal services to us. E.B. Martin, Jr., who is an officer and director of ours, is also a shareholder of the law firm of Young, Williams, Henderson & Fuselier and Associates Ltd., an affiliate of Young, Williams, Henderson & Fuselier, P.A. James H. Neeld, IV, who is Senior Vice President-General Counsel and Secretary of ours is also of counsel to Young, Williams, Henderson & Fuselier, P.A.

                             PRINCIPAL STOCKHOLDERS

    The table on page 92 sets forth certain information with respect to beneficial ownership of our voting securities by

  . each stockholder who is known by us to own beneficially more than 5% of any class of our voting securities,

  .   each of our directors,

  .   each of our named executive officers and

  .   all of our directors and executive officers as a group.

    On January 7, 1999, several institutional equity investors, some of which are named in the table below, purchased an aggregate of $149.2 million of our Series C preferred stock. Most of these institutional investors entered into investor loan agreements with Ericsson pursuant to which Ericsson provided a total of $60.8 million of loans to them, severally, to fund a portion of the January 7, 1999 purchase.

    On the same date, Airwave Communications purchased $11.2 million of our Series C preferred stock and Digital PCS purchased $3.0 million of our Series C preferred stock. The full $14.2 million was funded on January 7, 1999 by means of an investor loan from Ericsson in that amount. As part of a restructuring of their operations, Digital PCS has agreed to transfer all of its Series C preferred stock, including the foregoing $3.0 million of Series C preferred stock, to Airwave Communications, which will also assume the $3.0 million loan from Ericsson. Recently, Airwave Communications distributed its shares of Series C preferred stock to its members.

    The investor loans are subject to limited recourse. The interest thereon, which is at a fixed rate, is not payable for eight years, and the loans are secured by $121.8 million of Series C preferred stock owned by the institutional investors and $32.4 million of Series C preferred stock owned by Airwave Communications, including the shares to be acquired from Digital PCS. Ericsson made these loans as an additional inducement for us to agree to purchase from Ericsson not less than $300 million of PCS infrastructure equipment, including base stations, switches, software and related peripheral equipment.

    Our Class A common stock, together with Series C preferred stock, casts 4,990,000 votes on all matters not requiring a class vote, while the six shares of Voting Preference common stock cast 5,010,000 votes on all matters not requiring a class vote. The votes to which the Class A common stock and Series C preferred stock are entitled are allocated to each share on a pro rata basis. Similarly, the votes to which the six shares of Voting Preference common stock are entitled are allocated to each share on a pro rata basis. The Voting Preference common stock loses its voting preference when the rules of the FCC so permit, which is currently five years after the respective issuances of our C- and F-Block licenses, subject to possible unjust enrichment obligations for ten years. Our Class B common stock generally does not have voting rights. Our Class B common stock votes as a separate class only on any proposed changes to our Restated Certificate of Incorporation that adversely affect the rights of holders of Class B common stock.

    Certain parties to our Stockholders' Agreement may be members of a beneficial ownership "group" as a result of being a party to that agreement. Such parties disclaim any beneficial ownership of shares owned by other parties to the agreement.

    Subject to the terms and conditions stated in a stock purchase agreement dated the date of this prospectus, certain of our existing stockholders named below have severally agreed to purchase the number of shares of Class A or Class B common stock indicated in the following table.

                                                             Number of Shares of
                                                             Class A or Class B
                   Existing Stockholders                        common stock
                   ---------------------                     -------------------
AT&T Wireless PCS, LLC......................................      2,927,120
Toronto Dominion Investments, Inc...........................        268,817
Southern Farm Bureau Life Insurance Co......................        238,948
M3, LLC.....................................................         89,606
Trillium PCS, LLC...........................................         89,606
Triune PCS, LLC.............................................         89,606
Jerry M. Sullivan, Jr. .....................................         59,737
McCarty Communications, LLC.................................         47,789
                                                                  ---------
    Total...................................................      3,811,229
                                                                  =========

    All of the shares purchased by AT&T Wireless will be shares of Class B common stock, and all of the shares purchased by the other stockholders named above will be shares of Class A common stock. We are offering these shares in the concurrent offering as a result of the exercise by these existing stockholders of their rights of participation in our initial public offering. These rights are set forth in our Stockholders' Agreement. See "Joint Venture Agreements with AT&T Wireless--Stockholders' Agreement--Right of Participation". These shares will be subject to a lock-up provision set forth in our Stockholders' Agreement, which prohibits these stockholders from selling their shares until January 7, 2002, subject to limited exceptions. See "Shares Eligible for Future Sale--Lock-up Agreements".

    In the following table, the number of shares of Class A common stock has not been adjusted to reflect the shares to be purchased by these stockholders in the concurrent offering; however, the percentage of total voting power after the offerings has been adjusted to reflect the sale of shares of Class A common stock in the concurrent offering.

    Unless otherwise indicated, each person named below has sole voting and investment power with respect to the shares beneficially owned. Unless otherwise indicated, the address of each person named below is c/o Tritel, Inc., 111 E. Capitol Street, Suite 500, Jackson, Mississippi 39201.

                                                                            Percentage
                                                                             of Total
                                                                           Voting Power
                                                                        -------------------
                              Class A      Percent    Voting   Percent   Before     After
      Stockholder         Before Offerings of Class Preference of Class Offerings Offerings
      -----------         ---------------- -------- ---------- -------- --------- ---------
AT&T Wireless(1)........     22,954,076(2)   21.9%                        10.9%     10.0%
Conseco, Inc.(3)........     21,188,709      20.2                         10.1       9.2
Dresdner Kleinwort
 Benson Private Equity
 Partners L.P.(4).......     11,147,761      10.6                          5.3       4.8
Triune PCS, LLC(5)......      9,610,580       9.2                          4.6       4.2
Kevin J. Shepherd(6)....      9,610,580       9.2                          4.6       4.2
Southern Farm Bureau
 Life Insurance Co.(7)..      7,575,538       7.2                          3.6       3.4
MF Financial(8).........      5,175,746       4.9                          2.5       2.2
William M. Mounger,
 II(9) .................      4,580,804       4.4        3       50.0%    27.2      27.1
Jerry M. Sullivan,
 Jr.(10)................      2,805,380       2.7                          1.3       1.3
E.B. Martin, Jr. .......      2,384,544       2.3        3       50.0     26.2      26.1
Karlen Turbeville.......      1,085,212       1.0                          0.5       0.5
William S. Arnett (11)..      1,662,253       1.6                          0.8       0.7
All of our named
 executive officers and
 directors as a
 group(12)..............     77,419,319      74.0        6      100.0     87.0      83.9

--------
 (1) Address is: c/o AT&T Wireless Services, Inc., 7277 164th Avenue, NE, Redmond, Washington 98052.
 (2) AT&T Wireless owns 37,303 shares of non-voting Series D preferred stock and TWR Cellular, Inc. owns 9,071 shares. These shares, including their unpaid dividends, are immediately convertible at the holder's option into 18,463,121 shares of Class A common stock, which are included in the table, and 1,249,207 shares of non-voting Class D common stock. AT&T Wireless also owns 72,934 shares of non-voting Series A preferred stock and TWR Cellular also owns 17,734 shares of Series A preferred stock. As affiliates under common control, AT&T Wireless and TWR Cellular may be deemed to beneficially own the shares held by the other.
 (3)  Address is: 11825 North Pennsylvania Street, Carmel, IN 46032.
 (4)  Address is: 75 Wall Street, 24th Floor, New York, NY 10005.
 (5)  Address is: 4770 Baseline Road, Suite 380, Boulder, CO 80303.
 (6) Address is: 4770 Baseline Road, Suite 380, Boulder, CO 80303. Represents shares held by Triune PCS, LLC, of which an affiliate of Mr. Shepherd is the sole manager. Mr. Shepherd, together with his spouse, indirectly holds a 43% economic interest in Triune PCS and disclaims any beneficial ownership in the remaining Triune PCS shares.
 (7)  Address is: 1401 Livingston Lane, Jackson, MS 39213.
 (8)  Address is: 73 Tremont Street, Suite 1300, Boston, MA 02108.
 (9) Includes 792,269 shares owned by Trillium PCS, LLC and 1,399,992 shares owned by M3, LLC. Mr. Mounger controls both Trillium and M3.
(10) Address is: 110 Windsong Cove, Ridgeland, MS 39157. Includes 1,005,380 shares owned by McCarty Communications LLC, which is controlled by Mr. Sullivan's wife and members of her family.
(11) Includes options to purchase 34,437 shares of Class A common stock exercisable within 60 days of this offering.
(12) Includes shares of Class A common stock beneficially owned by our executive officers, directors and our investors with representation on our Board. Ann K. Hall and H. Lee Maschmann, who are both employed by AT&T Wireless, Alex P. Coleman, who is employed by Dresdner Kleinwort Benson Private Equity, and Andrew Hubregsen, who is employed by Conseco Private Capital Group, each disclaims any beneficial ownership of shares owned by his or her employer.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

Government Debt

    Because we qualify as a small business for the purpose of C-Block licenses and a very small business for the purposes of F-Block licenses, we are entitled to receive preferential financing for these licenses from the U.S. Government. The total license fee payable to the U.S. Government in respect of the C-Block licenses for which Airwave Communications was named the winning bidder is approximately $35.5 million. Under the preferential financing terms for the C-Block Licenses, Airwave Communications has paid a deposit of 10% of the license fee, which is approximately $3.5 million. Under the preferential financing terms for the C-Block licenses, we will pay interest only for the first six years of the license term at a fixed interest rate equal to 7.0% per annum with principal amortized during the seventh through tenth years of the license. With respect to the F-Block licenses, the total license fee payable to the U.S. Government is approximately $12.0 million. Under the preferential financing terms for the F-Block licenses, we will be required to make quarterly payments of interest only, at a fixed interest rate of 6.125% per annum for the first two years after the license grant date, and quarterly payments of interest and principal over the remaining eight years of the license term.

    As a C- and F-Block licensee, we may incur substantial financial penalties, license revocation or other enforcement measures at the FCC's discretion, in the event that we fail to make timely quarterly installment payments. Where a C- or F-Block licensee anticipates defaulting on any required payment, it may request a three to six-month grace period before the FCC cancels its license. In the event of default by a C- or F-Block licensee, the FCC could reclaim the licenses, re-auction them, and subject the defaulting party to a penalty comprised of the difference between the price at which it acquired its license and the amount of the winning bid at re-auction, plus an additional penalty of three percent of the subsequent winning bid.

Bank Facility

    Our bank facility is governed by the Amended and Restated Loan Agreement, dated as of March 31, 1999 among our subsidiary, Tritel PCS, as borrower, ourselves, as parent, Toronto Dominion (Texas), Inc., Barclays Bank PLC, NationsBank, N.A., and other financial institutions signatory thereto, as lenders, and Toronto Dominion (Texas), Inc., as administrative agent for the lenders and The Toronto-Dominion Bank, Houston Agency, as the issuing bank, and the other related documents entered into in connection with the bank facility.

    The bank facility provides for an aggregate of up to $550 million of senior secured credit facilities including up to:

  .   a $250 million reducing revolving credit facility (the "Revolver"),

  .   a $100 million term credit facility (the "Term Loan A") and

  .   a $200 million term credit facility (the "Term Loan B").

    The final maturity date for the Revolver and the Term Loan A is June 30, 2007 and for the Term Loan B is December 31, 2007. At September 30, 1999, we had borrowed $300 million under the bank facility.

    Our ability to draw funds under the bank facility is subject to customary conditions including, among others, the following:

  .   Total Debt outstanding may not exceed 70% of Total Capital, and

  . Senior Debt may not exceed 50% of Total Capital or, under certain circumstances, 55% of Total Capital.

    As of September 30, 1999, we could have borrowed up to a total of $550 million under the terms of the bank facility.

    The bank facility also provides us with letters of credit of up to $10 million under the Revolver.

    At our option, the Revolver and the Term Loan A bear interest at either the base rate, which is the greater of the prime rate of Toronto-Dominion Bank, New York Branch, or the federal funds rate, plus 0.5%, plus an applicable margin ranging from a minimum of 0.75% to a maximum of 2.75%, or LIBOR, plus an applicable margin ranging from a minimum of 1.75% to a maximum of 3.75% (the "LIBOR Margin"), in each case, depending on the occurrence of the third anniversary of the Loan Agreement, the generation of positive operating cash flow by us and our total leverage ratio. At our option, the Term Loan B bears interest at either the base rate, plus an applicable margin of either 2.75% or 3.50%, or LIBOR, plus an applicable margin of either 3.75% or 4.50%, in each case depending on whether or not we have achieved positive cash flow and the third anniversary of the bank facility has occurred. We must pay a per annum commitment fee equal to the product of either 0.5%, 1% or 1.75%, depending on the ratio of available Revolver and Term Loan A commitments to total Revolver and Term Loan A commitments, and the sum of the available Revolver and Term Loan A commitments. We also must pay a letter of credit fee equal to the LIBOR Margin plus 0.125% per annum on the undrawn face amount of any outstanding letters of credit from the date of issuance through the expiration date of those letters of credit.

    Outstanding loans drawn from the Revolver or the Term Loan A bearing interest at the base rate plus the applicable margin may be prepaid without penalty. Prepayments of the Term Loan B made on or before December 31, 2001 will require a prepayment fee ranging from 0% to 3% of the prepayment amount, depending on the date of prepayment. Prepayments of any loans under the Bank Facility bearing interest at LIBOR plus the LIBOR Margin will require payment of an additional amount sufficient to compensate the lenders for all losses and out-of-pocket expenses other than lost margins on the loans incurred in connection with these prepayments.

    The bank facility is secured by liens on substantially all our assets, including our FCC licenses if legally permitted.

    The bank facility contains various covenants that restrict our ability, among other things, to:

  .   incur additional indebtedness,

  .   grant liens,

  .   make guarantees,

  . engage in mergers, acquisitions, investments, consolidations, liquidations, dissolutions and asset sales,

  .   make distributions and other restricted payments,

  .   engage in transactions with affiliates,

  .   own real estate and

  .   restrict upstream dividends by subsidiaries to Tritel PCS.

    The bank facility contains a number of financial and operating covenants including, among other things:

  .   a maximum senior debt to total capitalization ratio,

  .   a maximum total debt to total capitalization ratio,

  .   a minimum percentage of covered Pops,

  .   a minimum number of subscribers,

  .   a minimum amount of revenues,

  .   a maximum amount of capital expenditures,

  .   a maximum total leverage ratio,

  .   a maximum senior leverage ratio,

  .   a minimum fixed charge coverage ratio and

  .   a minimum interest coverage ratio.

    After completion of this offering, we plan to seek an amendment to our bank facility to permit us to incur in 2000 a portion of the capital expenditures we presently plan to incur in 2001.

    The bank facility contains customary events of default, including our loss of the right to use any AT&T trademark under the Network Membership License Agreement within five years after March 31, 1999 and, thereafter, our loss of such right under specific circumstances.

    The lenders under the bank facility received fees reflecting then-existing market conditions, as well as reimbursement of their expenses.

Senior Subordinated Discount Notes

    We intend to offer to exchange $372,000,000 aggregate principal amount at maturity of our 12 3/4% senior subordinated discount notes due 2009 for our outstanding 12 3/4% senior subordinated discount notes due 2009, which were issued in May 1999 in a private offering. Cash interest on these notes will not accrue or be payable prior to May 15, 2004. From May 15, 2004, cash interest will accrue at a rate of 12 3/4% per annum and will be payable semi-annually on May 15 and November 15 of each year, commencing November 15, 2004. Our net proceeds from the offering of the original notes were approximately $190.7 million after deducting the discount payable to the initial purchasers and the offering expenses.

    These notes are our general unsecured obligations subordinate to all of our existing and future senior debt. The notes are redeemable at any time on or after May 15, 2004. At the following redemption prices if redeemed during the 12-month period beginning on May 15 of the years indicated:

                                                                      Redemption
      Year                                                              Price
      ----                                                            ----------
      2004...........................................................  106.375%
      2005...........................................................  104.250
      2006...........................................................  102.125
      2007 and thereafter............................................  100.000

    In addition, on or prior to May 15, 2002, we may redeem, at our option, up to 35% of the aggregate principal amount at maturity of the notes with the proceeds of one or more equity offerings, at 112.75% of the accreted value thereof, as long as notes representing at least 65% of the aggregate principal amount at maturity of the notes remains outstanding after the redemption.

    If we experience a change of control, each holder of the notes will have the right to require us to repurchase all or any part of the holder's notes at a purchase price in cash equal to approximately 101% of the accreted value of the notes.

    The indenture under which the notes were issued restricts, among other things, our ability to:

  .   incur debt;

  .   create debt that is senior to the notes but junior to our senior debt;

  . make some investments, pay cash dividends or make other restricted payments;

  .   make particular dispositions of assets;

  .   engage in transactions with affiliates;

  .   engage in particular business activities; and

  .   engage in mergers, consolidations and particular sales of assets.

                          DESCRIPTION OF CAPITAL STOCK

    The following summary of certain provisions of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our Restated Certificate of Incorporation, which will be filed prior to the closing of this offering, and by the provisions of applicable law.

General

    Our authorized capital stock, as set forth in our Restated Certificate of Incorporation, is 1,019,100,009 shares, which consists of the following:

  . 1,016,000,009 shares of common stock, par value $0.01 per share, consisting of:

     .   500,000,000 shares designated "Class A Voting common stock",

     .   500,000,000 shares designated "Class B Non-Voting common stock",

     .   4,000,000 shares designated "Class C common stock",

     .   12,000,000 shares designated "Class D common stock" and

     .   nine shares designated "Voting Preference common stock".

  . 3,100,000 shares of preferred stock, par value $0.01 per share, consisting of:

     . 200,000 shares designated "Series A Convertible preferred stock", 10% redeemable convertible, $1,000 stated and liquidation value,

     . 300,000 shares designated "Series B preferred stock", 10% cumulative, $1,000 stated and liquidation value,

     . 500,000 shares designated "Series C Convertible preferred stock", 6.5% cumulative convertible, $1,000 stated and liquidation value,

     . 100,000 shares designated "Series D Convertible preferred stock", 6.5% cumulative convertible, $1,000 stated and liquidation value, and

     .   2,000,000 undesignated shares.

    As of September 30, 1999, our outstanding capital stock consisted of:

     .   13,502,124 shares of Class A common stock,

     .   2,070,672 shares of Class C common stock,

     .   nine shares of Voting Preference common stock,

     .   90,668 shares of Series A preferred stock,

     .   184,233 shares of Series C preferred stock , and

     .   46,374 shares of Series D preferred stock.

Common Stock

    Our common stock is divided into two groups, the "Non-Tracked common stock" and the "Tracked common stock."

    Non-Tracked Common Stock. Our Non-Tracked common stock is comprised of our Class A, Class B and Voting Preference common stock. Each class of our Non-Tracked common stock is identical, and entitles the holders thereof to the same rights, powers and privileges of stockholders under Delaware law, except with respect to voting rights and conversion as more fully described below.

    Tracked Common Stock. Our Tracked common stock is comprised of our Class C and Class D common stock. Dividends on, and rights upon liquidation, dissolution or winding up with respect to, our Tracked common stock track the assets and liabilities of Tritel C/F Holding Corp., one of our wholly-owned subsidiaries. None of our Tracked common stock is entitled to vote, except on matters relating to the rights of that class. The Class C and Class D common stock are identical, except with respect to conversion as more fully described below.

    Voting Rights. Our Class A common stock, together with Series C preferred stock, casts 4,990,000 votes on all matters not requiring a class vote, while the six shares of Voting Preference common stock cast 5,010,000 votes on all matters not requiring a class vote. The votes to which the Class A common stock and Series C preferred stock are entitled are allocated to each share on a pro rata basis. Similarly, the votes to which the six shares of Voting Preference common stock are entitled are allocated to each share on a pro rata basis. The Voting Preference common stock loses its voting preference when the rules of the FCC so permit, which is currently five years after the respective issuances of our C- and F-Block licenses, subject to possible unjust enrichment obligations for ten years.

    In the event the FCC indicates that the Class A common stock and Voting Preference common stock (1) may be voted as a single class on all matters, (2) may be treated as a single class for all quorum requirements and (3) may have one vote per share, then, absent action by the Board of Directors and upon an affirmative vote of 66 2/3% or more of the Class A common stock, we must seek consent from the FCC to permit the Class A common stock and Voting Preference common stock to vote and act as a single class in the manner described above. The holders of shares of Class B common stock shall be entitled to vote as a separate class on any amendment, repeal or modification of any provision of the Restated Certificate of Incorporation that adversely affects the powers, preferences or special rights of the holders of the Class B common stock.

    Conversion Rights. Shares of our capital stock are convertible as follows:

  . each share of Class B common stock may be converted, at any time at the holder's option, into one share of Class A common stock;

  . each share of Class A common stock may be converted, at any time at the holder's option, into one share of Class B common stock; and

  . in the event the FCC indicates that it will permit the conversion of Tracked common stock into either Class A common stock or Class B common stock, then, absent action by the Board of Directors and upon an affirmative vote of 66 2/3% or more of the Class A common stock, this conversion will be allowed by us at the option of the holders of the Tracked common stock.

Series A Preferred Stock

    The Series A preferred stock, with respect to dividend rights and rights on liquidation, dissolution or winding up, ranks on a parity basis with the Series B preferred stock, and ranks senior to the Series C preferred stock, the Series D preferred stock and the common stock. The holders of Series A preferred stock are entitled to receive cumulative quarterly cash dividends at the annual rate of 10% multiplied by the liquidation preference, which is equal to $1,000 per share plus declared but unpaid dividends. We may elect to defer payment of any such dividends until the date on which the 42nd quarterly dividend payment is due, at which time, and not earlier, all deferred payments must be made. Except as required by law or in certain circumstances, the holders of the Series A preferred stock do not have any voting rights. So long as AT&T Wireless owns at least two-thirds of the number of shares of Series A preferred stock owned by it on January 7, 1999, it has the exclusive right, voting separately as a single class, to nominate one director of ours. The Series A preferred stock is redeemable, in whole but not in part, at the option of us on or after January 15, 2009 and at the option of the holders of the Series A preferred stock on or after January 15, 2019. Upon any liquidation, dissolution or winding up of us, the holders of the Series A preferred stock are entitled to receive a liquidation preference. Additionally, on or after January 15, 2007, AT&T Wireless, and qualified transferees, have the right to convert each share of Series A preferred stock into shares of Class A common stock.

Series B Preferred Stock

    The Series B preferred stock ranks on a parity basis with the Series A preferred stock and is identical in all respects to the Series A preferred stock, except:

  . the Series B preferred stock is not convertible into shares of common stock or any other security issued by us;

  . the Series B preferred stock is redeemable at any time at the option of us;

  . the Series B preferred stock may be issued by us pursuant to an Exchange Event as defined in the Restated Certificate of Incorporation; and

  . holders of Series B preferred stock do not have the right to elect any directors of ours.

Series C Preferred Stock

    The Series C preferred stock (1) ranks junior to the Series A preferred stock and the Series B preferred stock with respect to dividend rights and rights on liquidation, dissolution or winding up, (2) ranks junior to the Series D preferred stock with respect to rights on a statutory liquidation,
(3) ranks on a parity basis with the Series D preferred stock with respect to rights on liquidation, dissolution or winding up, except a statutory liquidation, (4) ranks on a parity basis with Series D preferred stock and common stock with respect to dividend rights, and (5) ranks senior to the common stock and any other series or class of our common or preferred stock, now or hereafter authorized, other than Series A preferred stock, Series B preferred stock or Series D preferred stock, with respect to rights on liquidation, dissolution and winding up. The holders of Series C preferred stock are entitled to dividends in cash or property when, and if declared by our Board of Directors. Upon any liquidation, dissolution or winding up of us, the holders of Series C preferred stock are entitled to receive, after payment to any stock ranking senior to the Series C preferred stock, a liquidation preference equal to (1) the quotient of the aggregate paid-in-capital of all Series C preferred stock held by a stockholder divided by the total number of shares of Series C preferred stock held by that stockholder (the "Invested Amount") plus (2) declared but unpaid dividends on the

Series C preferred stock, if any, plus (3) an amount equal to interest on the Invested Amount at the rate of 6 1/2% per annum, compounded quarterly. The holders of the Series C preferred stock have the right at any time to convert each share of Series C preferred stock, and upon this initial public offering each share of Series C preferred stock will automatically convert, into 373.1 shares of Class A common stock and, under certain circumstances, 26.9 shares of Class D common stock. On all matters to be submitted to our stockholders, the holders of Series C preferred stock shall have the right to vote on an as-converted basis as a single class with the holders of the Class A common stock. Additionally, the affirmative vote of the holders of a majority of the Series C preferred stock is required to approve certain matters. The Series C preferred stock is not redeemable.

Series D Preferred Stock

    The Series D preferred stock (1) ranks junior to the Series A preferred stock and the Series B preferred stock with respect to dividend rights and rights on liquidation, dissolution or winding up, (2) ranks senior to the Series C preferred stock with respect to rights on a statutory liquidation, (3) ranks on a parity basis with Series C preferred stock with respect to rights on liquidation, dissolution and winding up, except a statutory liquidation, (4) ranks on a parity basis with Series C preferred stock and common stock with respect to dividend rights, and (5) ranks senior to the common stock and any other series or class of our common or preferred stock, now or hereafter authorized, other than Series A preferred stock, Series B preferred stock or Series C preferred stock, with respect to rights on liquidation, dissolution and winding up. Subject to the preceding sentence, the Series D preferred stock is identical in all respects to the Series C preferred stock, except:

  . the Series D preferred stock is convertible into an equivalent number of shares of Series C preferred stock at any time;

  . the liquidation preference for Series D preferred stock equals $1,000 plus declared but unpaid dividends plus an amount equal to interest on $1,000 at the rate of 6 1/2% per annum, compounded quarterly, from the date of issuance of such share to and including the date of the calculation;

  . the holders of Series D preferred stock do not have any voting rights, other than those required by law or in certain circumstances; and

  . shares of Series D preferred stock are not automatically convertible upon the IPO Date.

Election of Directors

    Our Bylaws provide that the Board of Directors will have between one and thirteen members. According to the terms of the Stockholders' Agreement, the Board of Directors will consist of 13 members. For so long as required by the FCC, the management stockholders will nominate four members, each of whom must be one of our officers and each of whom will have 1/2 of a vote, AT&T Wireless will nominate two members and the cash equity investors will nominate three members. The remaining four directors will be nominated by the management stockholders, with one such nomination subject to the consent of the cash equity investors alone and with the remaining three subject to the consent of the cash equity investors and AT&T Wireless. Once permitted by FCC regulation, the remaining four directors will be nominated by the cash equity investors, with three of these nominations subject to the consent of AT&T Wireless and Messrs. Mounger and Martin. All directors will hold office until the annual meeting of stockholders next following their election and until their successors are elected and qualified. Officers are elected annually and serve at the discretion of the Board of Directors.

Anti-Takeover Effects of Certain Provisions of Delaware Law and our Amended and Restated Certificate of Incorporation and Bylaws

    We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Generally, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeovers or changes in control with respect to us and, accordingly, may discourage attempts to acquire us.

    In addition, provisions of our amended and restated certificate of incorporation and bylaws, which provisions will be in effect upon the closing of this offering and are summarized in the following paragraphs, may be deemed to have an anti-takeover effect. The provisions of our restated certificate of incorporation or bylaws, among other things, will:

  . divide our board of directors into three classes, with members of each class to be elected in staggered three-year terms;

  .   limit the right of stockholders to remove directors;

  . regulate how stockholders may present proposals or nominate directors for election at annual meetings of stockholders; and

  . authorize our board of directors to issue preferred stock in one or more series, without stockholder approval.

    These provisions could:

  . have the effect of delaying, deferring or preventing a change in control of our company;

  . discourage bids for our Class A common stock at a premium over the market price;

  . lower the market price of, and the voting and other rights of the holders of, our Class A common stock; or

  . impede the ability of the holders of our Class A common stock to change our management.

    In addition, our stockholders' agreement, bank facility and senior subordinated note indenture contain limitations on our ability to enter into change of control transactions. See "Certain Relationships and Related Transactions" and "Description of Certain Indebtedness".

    Our business is subject to regulation by the FCC and state regulatory commissions or similar state regulatory agencies in the states in which we operate. This regulation may prevent some investors from owning our securities, even if that ownership may be favorable to us. The FCC and some states have statutes or regulations that would require an investor who acquires a specified percentage of our securities or the securities of one of our subsidiaries to obtain approval to own those securities from the FCC or the applicable state commission.

Registration Rights

    The Stockholders' Agreement grants certain demand and piggyback registration rights to the stockholders. In some circumstances, upon written notice, certain stockholders may demand that we register some or all of their securities with the SEC under the Securities Act. See "Shares Eligible for Resale".

    In addition to the demand registration rights, our stockholders may, subject to transfer restrictions, piggyback on a registration by us at any time, other than registrations on Forms S-4 or S-8 of the Securities Act, subject to proportionate cutback restrictions. The demand and piggyback registration rights survive for eleven years.

Lock-up Provisions

    The shares of Class A and Class B common stock offered to certain of our existing stockholders in the concurrent offering will be subject to a lock-up provision set forth in our Stockholders' Agreement, which prohibits these stockholders from selling their shares until January 7, 2002, subject to limited exceptions. See "Shares Eligible for Future Sale--Lock-up Agreements".

Transfer Agent and Registrar

    The transfer agent and registrar for our Class A and Class B common stock is American Stock Transfer & Trust Company.

                      LIMITATION ON DIRECTORS' LIABILITIES

    The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. In the absence of the limitations of personal liability authorized by the Delaware statute, directors could be accountable to corporations and their stockholders for monetary damages for conduct that does not satisfy their duty of care. Although the statute does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Restated Certificate of Incorporation limits the liability of our directors or our stockholders to the fullest extent permitted by the Delaware statute. Specifically, our directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability
(1) for any breach of the director's duty of loyalty to us or our stockholders,
(2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporation Law regarding liability for any unlawful payment of dividends or unlawful stock purchase or redemption or (4) for any transaction from which a director derived an improper personal benefit. The inclusion of this provision in the Restated Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for beach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders.

    Additionally, certain of our outside directors may be covered by indemnification arrangements under the organizational documents of their employers and/or by liability insurance policies provided by their employers.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no public market for our Class A common stock. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Sales of substantial amounts of our Class A common stock in the public market after the restrictions lapse or are waived could cause the market price of our Class A common stock to drop significantly.

    Upon completion of this offering and the concurrent offering to certain of our existing stockholders, we will have outstanding an aggregate of 99,372,033 shares of Class A and Class B common stock assuming no exercise of the underwriters' right to purchase additional shares and no exercise of outstanding options. Of these shares, all of the shares sold in this offering, other than shares held by our "affiliates", will be freely tradeable without restriction or further registration under the Securities Act. The remaining Class A and Class B common shares held by existing shareholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. These shares are eligible for public sale only if registered under the Securities Act or sold under an exemption to registration under the Securities Act. There are also contractual restrictions on some of the holders of these shares which restrict their ability to sell the shares.

    As a result of the contractual restrictions described below and the provisions of Rule 144, the restricted securities will be available for sale in the public market as follows:

  . 1,800,000 shares held by Jerry M. Sullivan, Jr., a former director and executive officer of our company, will be available for sale beginning February 16, 2000, subject to the volume, manner of sale and reporting requirements of Rule 144.

  . All of the remaining restricted securities and those sold in the concurrent offering (85,269,913 shares of Class A and 2,927,120 shares of Class B common stock) are subject to a lock-up provision set forth in our Stockholders' Agreement and will be available for sale beginning January 7, 2002. Substantially all of these shares are also subject to a lock-up agreement with the underwriters, under which they have agreed not to dispose of or hedge any shares of our capital stock or any securities convertible into or exchangeable for shares of our capital stock for a period of 180 days from the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. The lock-up provision set forth in our Stockholders' Agreement is subject to limited exceptions.

    These rules and contractual restrictions governing the shares' eligibility for public sale are as follows:

Rule 144

    In general, under Rule 144 as currently in effect, beginning February 16, 2000, a person who has beneficially owned Class A common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1% of the number of shares of Class A common stock then outstanding, which will equal approximately 964,449 shares of Class A common stock immediately after this offering; or

  . the average weekly trading volume of the Class A common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice of Form 144 with respect to such sale.

    Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

    Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Unless otherwise restricted, these shares may be sold immediately upon the completion of this offering.

Rule 701

    As of the date of this offering, we have granted to our employees and certain directors and officers options to purchase an aggregate of 2,119,572 shares of Class A common stock.

    In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase Class A common stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell these shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period contained in Rule 144.

    The Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of

1934, along with the shares acquired upon exercise of these options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, may be sold:

  .   beginning 90 days after the date of this prospectus;

  . by persons other than affiliates subject only to the manner of sale provisions of Rule 144; and

  . by affiliates under Rule 144 without compliance with its one year minimum holding period requirement.

Lock-up Agreements

    Holders of 88,197,033 shares of our Class A and Class B common stock, assuming no exercise of the underwriters' option to purchase additional shares, are subject to a lock-up provision set forth in the Stockholders' Agreement, which prohibits these stockholders from selling their shares until January 7, 2002, subject to limited exceptions. In addition, our company, all of our directors and executive officers and certain of our shareholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with prior written consent of Goldman, Sachs & Co.

Stock Options

    Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering the shares of Class A common stock reserved for issuance under our stock option plan and other options issued to our employees, directors and officers. We expect the registration statement to be filed soon after the date of this prospectus and automatically to become effective upon filing. Accordingly, Class A common stock registered under the registration statement will, subject to vesting provisions and volume limitations under the Securities Act applicable to our affiliates, be available for sale in the open market immediately, or, in the case of certain directors and other key employees, immediately after the 180-day lock-up agreements expire.

Registration Rights

    From and after the 91st day following this offering, stockholders holding 84,385,804 shares of our Class A common stock may request that we register their shares of Class A common stock under the Securities Act. After these shares are registered, they will become freely tradeable without restriction under the Securities Act. However, under the Stockholders' Agreement, substantially all of our stockholders have agreed not to transfer their shares until January 7, 2002 as described in "Joint Venture Agreements with AT&T Wireless--Stockholders' Agreement".

               MATERIAL U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS

    Following is a general discussion of material U.S. federal income and estate tax consequences of the ownership and disposition of the Class A common stock applicable to non-U.S. holders of Class A common stock. For purposes of this discussion, a non-U.S. holder is any holder or other beneficial owner of Class A common stock that, for U.S. federal income tax purposes, is not a U.S. person. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant in light of a non-U.S. holder's particular facts and circumstances, such as being a U.S. expatriate, and does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not and will not seek a ruling from the Internal Revenue Service with respect to the U.S. federal income and estate tax consequences described below, and as a result, there can be no assurance that the Internal Revenue Service will agree with and not challenge any of the conclusions set forth in this discussion.

    For purposes of this discussion, the term U.S. person means:

  .   a citizen or resident of the United States;

  . a corporation, partnership or other entity treated as a corporation or a partnership for United States federal income tax purposes created or organized in the United States or under the laws of the United States or any state thereof including the District of Columbia;

  . an estate whose income is included in gross income for U.S. federal income tax purposes regardless of its source; or

  . a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

Dividends

    We have not paid any dividends on our common stock, and we do not plan to pay any dividends on our common stock for the foreseeable future. However, if we do pay dividends on our common stock, those dividends generally will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent such dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital that will be applied against and will reduce your basis in our Class A common stock, but not below zero, and then will be treated as gain from the sale of the stock. Dividends paid to a non-U.S. holder that are not effectively connected with a United States trade or business of the non-U.S. holder will, to the extent paid out of earnings and profits, be subject to United States withholding tax at a 30 percent rate or, if a tax treaty applies, a lower rate specified by the treaty. To receive a reduced treaty rate, a non-U.S. holder must furnish to our company or its paying agent a duly completed Form 1001 or Form W-8BEN, or substitute form, certifying to its qualification for such rate.

    Dividends that are effectively connected with the conduct of a trade or business within the United States of a non-U.S. holder are generally exempt from United States federal withholding tax, provided that the non-U.S. holder furnishes to our company or our paying agent a duly completed Form 4224 or Form W-8ECI, or substitute form, certifying the exemption. However, dividends exempt from United States withholding because they are effectively connected with the conduct of a trade or business within the United States are subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30 percent rate or a lower rate specified by an applicable income tax treaty.

Gain on Disposition of Class A Common Stock

    A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of Class A common stock unless:

  . the gain is effectively connected with a trade or business of the non-U.S. holder in the United States. In this case, the non-U.S. holder will, unless an applicable treaty provides otherwise, be taxed on its net gain derived from the sale under regular graduated United States federal income tax rates. If the non-U.S. holder is a foreign corporation, it may be subject to an additional branch profits tax equal to 30 percent of its effectively connected earnings and profits within the meaning of the Internal Revenue Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty and duly demonstrates such qualification;

  . the non-U.S. holder is an individual who holds his or her Class A common stock as a capital asset, which generally means as an asset held for investment purposes, and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

  . we are or have been a United States real property holding corporation for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for its Class A common stock. We believe that we are not and will not become a United States real property holding corporation for U.S. federal income tax purposes.

Backup Withholding and Information Reporting

    Generally, we would be required to report annually to the Internal Revenue Service the amount of dividends, if any, paid on the Class A common stock, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report would be sent to the recipient. Pursuant to applicable income tax treaties or other agreements, the Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

    Dividends paid to a non-U.S. holder at an address within the United States may be subject to backup withholding at a rate of 31% if the non-U.S. holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payer. Backup withholding will generally not apply to dividends paid to non-U.S. holders at an address outside the United States on or prior to December 31, 2000 unless the payer has knowledge that the payee is a U.S. person. Under the recently finalized Treasury Regulations regarding withholding and information reporting, payment of dividends to non-U.S. holders at an address outside the United States after December 31, 2000 may be subject to backup withholding at a rate of 31% unless such non-U.S. Holder satisfies various certification requirements.

    Under current treasury regulations, the payment of the proceeds of the disposition of Class A common stock to or through the U.S. office of a broker is subject to information reporting and backup withholding at a rate of 31% unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. Generally, the payment of the proceeds of the disposition by a non-U.S. holder of Class A common stock outside the United States to or through a foreign office of a broker will not be subject to backup withholding but will be subject to information reporting requirements if the broker is:

  .   a U.S. person;

  .   a controlled foreign corporation for U.S. federal income tax purposes;
      or

  . a foreign person 50% or more of whose gross income for certain periods is from the conduct of a U.S. trade or business unless the broker has documentary evidence in its files of the holders' non-U.S. status and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption. Neither backup withholding nor information reporting generally will apply to a payment of the proceeds of a disposition of Class A common stock by or through a foreign office of a foreign broker not subject to the preceding sentence.

    In general, the recently finalized treasury regulations, described above, do not significantly alter substantive withholding and information reporting requirements but would alter procedures for claiming benefits of an income tax treaty and change the certifications procedures relating to the receipt by intermediaries of payments on behalf of the beneficial owner of shares of Class A common stock. Non-U.S. holders should consult their tax advisors regarding the effect, if any, of those final treasury regulations on an investment in the Class A common stock. Those final treasury regulations are generally effective for payments made after December 31, 2000.

    Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the Internal Revenue Service.

Estate Tax

    An individual non-U.S. holder who owns Class A common stock at the time of his or her death or had made certain lifetime transfers of an interest in Class A common stock will be required to include the value of that Class A common stock in his or her gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

    The foregoing discussion is a summary of the principal U.S. federal income and estate tax consequences of the ownership, sale or other disposition of Class A common stock by non-U.S. holders. Accordingly, investors are urged to consult their own tax advisors with respect to the income and estate tax consequences of the ownership and disposition of Class A common stock, including the application and effect of the laws of any state, local, foreign or other taxing jurisdiction.

                                  UNDERWRITING

    Tritel and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of Class A common stock indicated in the following table. Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc. and Donaldson, Lufkin & Jenrette Securities Corporation are the representatives of the underwriters.

                                                               Number of Shares
                                                                  of Class A
          Underwriters                                           common stock
          ------------                                         ----------------
     Goldman, Sachs & Co. ....................................    2,660,000
     Merrill Lynch, Pierce, Fenner & Smith
           Incorporated ......................................    2,660,000
     Bear, Stearns & Co. Inc. ................................    1,307,500
     Donaldson, Lufkin & Jenrette Securities Corporation .....    1,307,500
     Banc of America Securities LLC...........................      120,000
     J.C. Bradford & Co. .....................................       60,000
     Deutsche Bank Securities Inc. ...........................      120,000
     A.G. Edwards & Sons, Inc. ...............................      120,000
     First Union Securities, Inc. ............................      120,000
     Guzman & Company.........................................       60,000
     J.J.B. Hilliard, W.L. Lyons, Inc. .......................       60,000
     Edward D. Jones & Co., L.P. .............................      120,000
     J.P. Morgan Securities Inc. .............................      120,000
     Morgan Keagan & Company, Inc. ...........................      120,000
     Raymond James & Associates, Inc. ........................      120,000
     The Robinson-Humphrey Company, LLC ......................      120,000
     Stifel, Nicolaus & Company, Incorporated ................       60,000
     Sun Trust Equitable Securities Corporation ..............       60,000
     Wit Capital Corporation .................................       60,000
                                                                  ---------
          Total ..............................................    9,375,000
                                                                  =========

    If the underwriters sell more shares of Class A common stock than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,406,250 shares of Class A common stock from Tritel to cover such sales. They may exercise that option for 30 days. If any shares of Class A common stock are purchased pursuant to this option, the underwriters will severally purchase shares of Class A common stock in approximately the same proportion as set forth in the table above.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Tritel. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,406,250 additional shares of Class A common stock.

                                                            Paid by Tritel
                                                       -------------------------
                                                       No Exercise Full Exercise
                                                       ----------- -------------
     Per Share........................................ $      1.26  $      1.26
     Total............................................ $11,812,500  $13,584,375

    Shares of Class A common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of Class A common stock sold by the underwriters to securities dealers may be sold at a discount of up to $0.75 per share from the initial public offering price. Any such securities dealers may resell any shares of Class A common stock purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the shares of Class A common stock are not sold at the initial public offering price, the representatives may change this offering price and the other selling terms.

    Certain of our stockholders have exercised, as of the date of this prospectus, their rights to purchase an aggregate of 3,811,229 shares of our Class A and Class B common stock in connection with this offering. See "Principal Stockholders". The price of the shares to be sold to our existing stockholders in the concurrent offering will be equal to $16.74, representing the initial public offering price per share less an amount equal to the underwriting discount we pay to the underwriters in this offering. The underwriters will not receive any compensation in connection with the concurrent offering.

    Our company, all of our directors and executive officers and certain of our shareholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to the issuance of shares under our existing employee benefit plans. See "Shares Eligible for Future Sale" for a description of certain transfer restrictions.

    Prior to this offering, there has been no public market for our shares of Class A common stock. The initial public offering price has been negotiated among our company and the underwriters. Among the factors considered in determining the initial public offering price of the shares of Class A common stock, in addition to prevailing market conditions, were our historical performance, estimates of the business potential and earnings prospects of our company, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

    The shares of Class A common stock have been approved for quotation on the Nasdaq National Market under the symbol "TTEL".

    In connection with this offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress.

    The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares of Class A common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

    These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

    The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares of Class A common stock offered.

    We have requested the underwriters to reserve up to 5% of the shares of our Class A common stock for sale at the initial public offering price to persons designated by us through a directed share program. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

    We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1,500,000.

    We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

    The validity of the common stock we are offering under this prospectus is being passed upon for us by Brown & Wood LLP, New York, New York and for the underwriters by Shearman & Sterling, New York, New York. Certain other legal matters will be passed upon for us by James H. Neeld, IV, our senior vice president-general counsel and secretary, and by our special FCC counsel, Lukas, Nace, Gutierrez & Sachs, Chartered, Washington, D.C.

                                    EXPERTS

    The consolidated financial statements of Tritel, Inc. and Predecessor Companies as of December 31, 1997 and 1998, for each of the years in the three-year period ended December 31, 1998 and for the period from July 27, 1995 (inception) to December 31, 1998, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Commission a registration statement on Form S-1 to register the shares being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the shares offered in this prospectus, you should refer to the registration statement and its exhibits.

    Our Commission filings are available to the public over the internet at the Commission's web site at http://www.sec.gov/. You also may read and copy any document we file at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. These documents also are available at the public reference rooms at the Commission's regional offices in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC0330 for further information on the public reference rooms. Written requests for such information may also be directed to Tritel, Inc., 111 E. Capitol Street, Suite 500, Jackson, Mississippi 39201, Attention: Corporate Secretary.

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----

Independent Auditors' Report ............................................ F-2


Consolidated Balance Sheets as of December 31, 1997 and 1998 and
 September 30, 1999 (unaudited) ......................................... F-3


Consolidated Statements of Operations for the years ended December 31,
 1996, 1997 and 1998, the period from July 27, 1995 (inception) to
 December 31, 1998, the nine month periods ended September 30, 1998 and
 1999 (unaudited) and the period from July 27, 1995 (inception) to
 September 30, 1999 (unaudited) ......................................... F-4


Consolidated Statements of Members' and Stockholders' Equity for the
 period from July 27, 1995 (inception) to December 31, 1995, the years ended December 31, 1996, 1997 and 1998 and the nine-month period ended
 September 30, 1999 (unaudited) ......................................... F-5


Consolidated Statements of Cash Flows for the years ended December 31,
 1996, 1997 and 1998, the period from July 27, 1995 (inception) to
 December 31, 1998, the nine month periods ended September 30, 1998 and
 1999 (unaudited) and the period from July 27, 1995 (inception) to
 September 30, 1999 (unaudited) ......................................... F-6


Notes to Consolidated Financial Statements............................... F-8

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Tritel, Inc.:

    We have audited the accompanying consolidated balance sheets of Tritel, Inc. and Predecessor Companies (development stage companies) (the Companies) as of December 31, 1997 and 1998, and the related consolidated statements of operations, members' and stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998 and for the period from July 27, 1995 (inception) to December 31, 1998. These consolidated financial statements are the responsibility of the Companies' managements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tritel, Inc. and Predecessor Companies as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998 and for the period from July 27, 1995 (inception) to December 31, 1998, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Jackson, Mississippi
February 16, 1999

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

                          CONSOLIDATED BALANCE SHEETS

         December 31, 1997 and 1998 and September 30, 1999 (unaudited)
                   (amounts in thousands, except share data)

                                                 December 31,
                                               -----------------  September 30,
                                                 1997     1998        1999
                   Assets                      --------  -------  -------------
                                                                   (unaudited)
Current assets:
 Cash and cash equivalents ..................  $  1,763      846     485,684
 Due from affiliates ........................       275      241       2,221
 Inventory...................................       --       --        3,526
 Prepaid expenses and other current assets
  ...........................................        10      719       3,706
                                               --------  -------     -------
   Total current assets .....................     2,048    1,806     495,137
Restricted cash .............................       --       --        7,387
Property and equipment, net..................        13   13,816     132,075
FCC licensing costs .........................    99,425   71,466     199,440
Intangible assets, net of amortization of
 $4,203 in 1999..............................       --       --       60,924
Deferred charges, net of amortization of $347
 in 1997, $348 in 1998 and $2,372 in 1999 ...     1,027    1,933      28,430
Note receivable .............................       --       --        7,550
Other assets ................................       --       --          529
                                               --------  -------     -------
   Total assets .............................  $102,513   89,021     931,472
                                               ========  =======     =======
 Liabilities, Redeemable Preferred Stock and
        Stockholders' Equity (Deficit)
Current liabilities:
 Notes payable ..............................  $  5,000   22,405         --
 Current maturities of long-term debt .......       --       --          681
 Accounts payable ...........................       352    8,221      43,856
 Accrued expenses and interest ..............     3,073    2,285      10,055
                                               --------  -------     -------
   Total current liabilities ................     8,425   32,911      54,592
                                               --------  -------     -------
Non-current liabilities:
 Long-term debt .............................    77,200   51,599     551,078
 Note payable to related party ..............     5,700    6,270         --
 Accrued interest payable ...................     2,426      224         --
 Deferred credit--vendor discount ...........       --       --       12,751
 Deferred income taxes ......................       --       --       40,510
                                               --------  -------     -------
   Total non-current liabilities ............    85,326   58,093     604,339
                                               --------  -------     -------
   Total liabilities ........................    93,751   91,004     658,931
                                               --------  -------     -------
Series A 10% redeemable convertible preferred
 stock ......................................       --       --       97,301
Stockholders' equity:
 Preferred stock, authorized 3,100,000
  shares:
   Series C, outstanding 184,233 shares at
    September 30, 1999.......................       --       --      174,658
   Series D, outstanding 46,374 shares at
    September 30, 1999 ......................       --       --       46,374
 Common stock, 30 shares issued and
  outstanding at December 31, 1998...........       --       --          --
 Common stock issued and outstanding at
  September 30, 1999--
 Class A Voting, 13,502,124 shares; Class C
  Non-Voting, 2,070,672 shares; and Voting
  Preference, nine shares....................       --       --          --
 Contributed capital--Predecessor Companies
  ...........................................    13,497   13,497         --
 Additional paid in capital .................       --       --        4,500
 Deficit accumulated during the development
  stage .....................................    (4,735) (15,480)    (50,292)
                                               --------  -------     -------
   Total stockholders' equity (deficit) .....     8,762   (1,983)    175,240
                                               --------  -------     -------
   Total liabilities, redeemable preferred
    stock and stockholders' equity ..........  $102,513   89,021     931,472
                                               ========  =======     =======

          See accompanying notes to consolidated financial statements.

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

             For the Years Ended December 31, 1996, 1997 and 1998,
        the Period from July 27, 1995 (Inception) to December 31, 1998, the Nine Month Periods Ended September 30, 1998 and 1999 (unaudited)
and the Period from July 27, 1995 (Inception) to September 30, 1999 (unaudited)
                             (amounts in thousands)

                                                                                       Cumulative
                                                     Cumulative                          amounts
                                                      amounts       Nine-months          since
                               Years ended             since           ended           inception,
                               December 31,         inception at   September 30,           at
                          ------------------------  December 31, -------------------  September 30,
                           1996     1997    1998        1998      1998      1999          1999
                          -------  ------  -------  ------------ ------  -----------  -------------
                                                                    (unaudited)        (unaudited)
Revenues................  $   --      --       --         --        --           179         179
                          -------  ------  -------    -------    ------  -----------     -------
Operating expenses:
  Cost of services and
   equipment............      --      --       --         --        --           189         189
  Plant.................        4     104    1,939      2,047       504        8,931      10,977
  General and
   administrative.......    1,481   3,123    4,947      9,672     3,208       17,414      27,085
  Sales and marketing...        5      28      452        485       181        6,621       7,106
  Depreciation and
   amortization.........        2      20      348        370        20        5,601       5,971
                          -------  ------  -------    -------    ------  -----------     -------
                            1,492   3,275    7,686     12,574     3,913       38,756      51,328
                          -------  ------  -------    -------    ------  -----------     -------
Operating loss..........   (1,492) (3,275)  (7,686)   (12,574)   (3,913)     (38,577)    (51,149)
Interest income.........       31     121       77        230        39       10,451      10,679
Financing cost..........      --      --       --         --        --        (2,230)     (2,230)
Interest expense........      --      --      (722)      (722)      --       (12,038)    (12,760)
                          -------  ------  -------    -------    ------  -----------     -------
  Loss before
   extraordinary item
   and income taxes.....   (1,461) (3,154)  (8,331)   (13,066)   (3,874)     (42,394)    (55,460)
Income tax benefit......      --      --       --         --        --        13,638      13,638
                          -------  ------  -------    -------    ------  -----------     -------
  Loss before
   extraordinary items..   (1,461) (3,154)  (8,331)   (13,066)   (3,874)     (28,756)    (41,822)
Extraordinary item--
 Loss on return of
 spectrum...............      --      --    (2,414)    (2,414)   (2,414)         --       (2,414)
                          -------  ------  -------    -------    ------  -----------     -------
  Net loss..............   (1,461) (3,154) (10,745)   (15,480)   (6,288)     (28,756)    (44,236)
Accrual of dividends on
 Series A redeemable
 preferred stock........      --      --       --         --        --        (6,632)     (6,632)
                          -------  ------  -------    -------    ------  -----------     -------
Net loss available to
 common shareholders....  $(1,461) (3,154) (10,745)   (15,480)   (6,288)     (35,388)    (50,868)
                          =======  ======  =======    =======    ======  ===========     =======
Basic and diluted net
 loss per common share..                                                 $     (2.32)
Weighted average common
 shares outstanding.....                                                  15,224,891
                                                                         ===========


            See accompanying notes to consolidated financial statements.

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

          CONSOLIDATED STATEMENTS OF MEMBERS' AND STOCKHOLDERS' EQUITY

      For the Period from July 27, 1995 (Inception) to December 31, 1995, the Years Ended December 31, 1996, 1997 and 1998 and
           the Nine-Month Period Ended September 30, 1999 (unaudited)
                             (amounts in thousands)

                                                                              Deficit
                                    Preferred                               accumulated   Members'
                                      stock                      Additional   during         and
                          Preferred issuance  Common Contributed  Paid in   development stockholders'
                            stock     costs   Stock    capital    Capital      stage       equity
                          --------- --------- ------ ----------- ---------- ----------- -------------
Balance at July 27,
 1995...................  $    --       --     --          --        --           --           --
Contributed capital, net
 of expenses of $25.....       --       --     --        1,150       --           --         1,150
Conversion of debt to
 members' equity........       --       --     --          489       --           --           489
Net loss................       --       --     --          --        --          (120)        (120)
                          --------   ------    ---     -------     -----      -------      -------
Balance at December 31,
 1995...................       --       --     --        1,639       --          (120)       1,519
Contributed capital, net
 of expenses of $40.....       --       --     --        3,910       --           --         3,910
Conversion of debt to
 members' equity........       --       --     --        1,706       --           --         1,706
Net loss................       --       --     --          --        --        (1,461)      (1,461)
                          --------   ------    ---     -------     -----      -------      -------
Balance at December 31,
 1996...................       --       --     --        7,255       --        (1,581)       5,674
Contributed capital, net
 of expenses of $148....       --       --     --        5,437       --           --         5,437
Conversion of debt to
 members' equity........       --       --     --          805       --           --           805
Net loss................       --       --     --          --        --        (3,154)      (3,154)
                          --------   ------    ---     -------     -----      -------      -------
Balance at December 31,
 1997...................       --       --     --       13,497       --        (4,735)       8,762
Net loss................       --       --     --          --        --       (10,745)     (10,745)
                          --------   ------    ---     -------     -----      -------      -------
Balance at December 31,
 1998...................       --       --     --       13,497       --       (15,480)      (1,983)
Unaudited:
 Conversion of debt to
  members' equity in
  Predecessor Company...       --       --     --        8,976       --           --         8,976
 Series C Preferred
  Stock issued to
  Predecessor Company,
  including distribution
  of assets and
  liabilities...........    17,193      --     --      (22,473)      --           576       (4,704)
 Series C Preferred
  Stock issued in
  exchange for cash.....   163,370      --     --          --        --           --       163,370
 Payment of preferred
  stock issuance costs..       --    (8,507)   --          --        --           --        (8,507)
 Series C Preferred
  Stock issued to
  Central Alabama in
  exchange for net
  assets................     2,602      --     --          --        --           --         2,602
 Series D Preferred
  Stock issued to AT&T
  Wireless in exchange
  for licenses and other
  agreements............    46,374      --     --          --        --           --        46,374
 Grant of unrestricted
  rights in common stock
  to officer............       --       --     --          --      4,500          --         4,500
 Accrual of dividends on
  Series A redeemable
  preferred stock.......       --       --     --          --        --        (6,632)      (6,632)
 Net loss...............       --       --     --          --        --       (28,756)     (28,756)
                          --------   ------    ---     -------     -----      -------      -------
 Balance at September
  30, 1999..............  $229,539   (8,507)   --          --      4,500      (50,292)     175,240
                          ========   ======    ===     =======     =====      =======      =======

          See accompanying notes to consolidated financial statements.

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

             For the Years Ended December 31, 1996, 1997 and 1998,
        the Period from July 27, 1995 (Inception) to December 31, 1998, the Nine Month Periods Ended September 30, 1998 and 1999 (unaudited)
and the Period from July 27, 1995 (Inception) to September 30, 1999 (unaudited)
                             (amounts in thousands)

                                                    Cumulative
                                                     amounts
                                                      since       Nine-months      Cumulative
                              Years ended           inception,  ended September   amounts since
                              December 31,              at            30,         inception, at
                         ------------------------  December 31, ----------------  September 30,
                          1996     1997    1998        1998      1998     1999        1999
                         -------  ------  -------  ------------ ------  --------  -------------
                                                                  (unaudited)      (unaudited)
Cash flows from
 operating activities:
 Net loss..............  $(1,461) (3,154) (10,745)   (15,480)   (6,288)  (28,756)    (44,236)
 Adjustments to
  reconcile net loss to
  net cash used in
  operating activities:
 Loss on return of
  spectrum.............      --      --     2,414      2,414     2,414       --        2,414
 Depreciation and
  amortization.........        2      20      348        370        20     5,601       5,971
 Grant of unrestricted
  rights in common
  stock to officer.....      --      --       --         --        --      4,500       4,500
 Accretion of discount
  on debt and
  amortization of debt
  issue costs..........      --      --       --         --        --      3,672       3,672
 Deferred income tax
  benefit..............      --      --       --         --        --    (13,638)    (13,638)
 Changes in operating
  assets and
  liabilities:
  Inventory............      --      --       --         --        --     (3,526)     (3,526)
  Accounts payable and
   accrued expenses....      340      45     (180)       271     1,472     5,762       6,035
  Other current assets
   and liabilities.....      427    (814)    (333)      (618)     (200)   (2,313)     (2,933)
                         -------  ------  -------    -------    ------  --------    --------
   Net cash used in
    operating
    activities.........     (692) (3,903)  (8,496)   (13,043)   (2,582)  (28,698)    (41,741)
                         -------  ------  -------    -------    ------  --------    --------
Cash flows from
 investing activities:
 Capital expenditures..      (11)     (6)  (5,970)    (5,986)   (2,862)  (80,189)    (86,175)
 Deposit for FCC
  auctions.............   (5,000)    --       --      (9,500)      --        --       (9,500)
 Payment for FCC
  licenses.............   (3,549) (3,935)     --      (7,485)      --        --       (7,485)
 Refund of FCC
  deposit..............      950   1,376      --       2,326       --        --        2,326
 Advance under notes
  receivable...........      --      --       --         --        --     (7,550)     (7,550)
 Capitalized interest
  on network
  construction and FCC
  licensing costs......   (1,325)   (415)  (2,905)    (4,644)      --     (9,993)    (14,637)
 Increase in restricted
  cash.................      --      --       --         --        --     (7,387)     (7,387)
 Other.................     (106)    (72)     --        (202)      --       (325)       (527)
                         -------  ------  -------    -------    ------  --------    --------
 Net cash used in
  investing
  activities...........   (9,041) (3,052)  (8,875)   (25,491)   (2,862) (105,444)   (130,935)
                         -------  ------  -------    -------    ------  --------    --------
Cash flows from
 financing activities:
 Proceeds from notes
  payable to related
  parties..............      300   5,700      --       9,100       --        --        9,100
 Proceeds from notes
  payable..............    5,900   5,000   38,705     50,230     4,605       --       50,230
 Proceeds from long-
  term debt............      --      --       --         --        --    300,000     300,000
 Proceeds from senior
  subordinated discount
  notes................      --      --       --         --        --    200,240     200,240
 Repayments of notes
  payable to related
  parties..............     (100)   (300)     --        (400)      --        --         (400)
 Repayments of notes
  payable..............     (625) (5,900) (21,300)   (27,825)      --    (22,100)    (49,925)

                                                                     (continued)

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

             For the Years Ended December 31, 1996, 1997 and 1998,
        the Period from July 27, 1995 (Inception) to December 31, 1998, the Nine Month Periods Ended September 30, 1998 and 1999 (unaudited)
and the Period from July 27, 1995 (Inception) to September 30, 1999 (unaudited)
                             (amounts in thousands)

                                                    Cumulative
                                                     amounts
                                                      since      Nine-months      Cumulative
                               Years ended          inception,      ended        amounts since
                              December 31,              at      September 30,    inception, at
                          -----------------------  December 31, ---------------  September 30,
                           1996      1997   1998       1998      1998    1999        1999
                          -------  ------  ------  ------------ ------  -------  -------------
                                                                 (unaudited)      (unaudited)
 Payment of preferred
  stock issuance costs..      --      --      --         --        --    (8,507)     (8,507)
 Payment of debt
  issuance costs and
  other deferred
  charges...............      (20) (1,251)   (951)    (2,222)     (757) (28,054)    (30,276)
 Proceeds from vendor
  discount..............      --      --      --         --        --    15,000      15,000
 Issuance of preferred
  stock.................      --      --      --         --        --   162,703     162,703
 Capital contributions,
  net of related
  expenses..............    3,910   5,437     --      10,497       --       --       10,497
 Other..................      --      --      --         --        --      (302)       (302)
                          -------  ------  ------     ------    ------  -------     -------
 Net cash provided by
  (used in) financing
  activities............    9,365   8,686  16,454     39,380     3,848  618,980     658,360
                          -------  ------  ------     ------    ------  -------     -------
Net increase (decrease)
 in cash and cash
 equivalents............     (368)  1,731    (917)       846    (1,596) 484,838     485,684
Cash and cash
 equivalents at
 beginning of period....      400      32   1,763        --      1,763      846         --
                          -------  ------  ------     ------    ------  -------     -------
Cash and cash
 equivalents at end of
 period.................  $    32   1,763     846        846       167  485,684     485,684
                          =======  ======  ======     ======    ======  =======     =======
Supplementary
 Information:
 Cash paid for interest,
  net of amounts
  capitalized...........  $   --      --      --         --        --     9,201       9,201
                          =======  ======  ======     ======    ======  =======     =======
Significant non-cash
 investing and financing
 activities:
 Long-term debt incurred
  to obtain FCC
  licenses, net of
  discount .............  $53,259  23,116     --      76,375       --       --       76,375
                          =======  ======  ======     ======    ======  =======     =======
 Capitalized interest
  and discount on debt
  used to obtain FCC
  licenses .............  $ 2,033   6,799   7,614     16,466     6,118    4,599      21,520
                          =======  ======  ======     ======    ======  =======     =======
 Deposits applied to
  purchase of FCC
  licenses .............  $ 4,500   5,000     --       9,500       --       --        9,500
                          =======  ======  ======     ======    ======  =======     =======
 Conversions of debt to
  equity ...............  $ 1,706     805     --       3,000       --       --       11,976
                          =======  ======  ======     ======    ======  =======     =======
 Capital expenditures
  included in accounts
  payable...............  $    --     --    5,762      5,762       --    33,066      33,066
                          =======  ======  ======     ======    ======  =======     =======
 Election of FCC
  disaggregation option
  for return of
  spectrum:
  Reduction in FCC
   licensing costs......  $   --      --   35,442     35,442       --       --       35,442
                          =======  ======  ======     ======    ======  =======     =======
  Reduction in accrued
   interest payable and
   long-term debt ......  $    --     --   33,028     33,028       --       --       33,028
                          =======  ======  ======     ======    ======  =======     =======
  Preferred stock issued
   in exchange for
   assets and
   liabilities..........  $    --     --      --         --        --   156,837     156,837
                          =======  ======  ======     ======    ======  =======     =======
 Distribution of assets
  and liabilities to
  predecessor company ..  $   --      --      --         --              (4,704)    (4,704)
                          =======  ======  ======     ======    ======  =======     =======

          See accompanying notes to consolidated financial statements

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (All information subsequent to December 31, 1998 is unaudited.)

(1) Description of Business and Summary of Significant Accounting Policies

(a) Organization and Principles of Consolidation

    Airwave Communications, LLC ("Airwave Communications") (formerly Mercury PCS, LLC) and Digital PCS, LLC ("Digital PCS") (formerly Mercury PCS II, LLC) were formed on July 27, 1995 and July 29, 1996, respectively, for the principal purpose of acquiring for development Personal Communications Services ("PCS") licenses in markets in the south-central United States. Airwave Communications and Digital PCS are referred to collectively as "the Predecessor Company" or "the Predecessor Companies."

    Tritel, Inc. ("Tritel") was formed on April 23, 1998 by the controlling shareholders of Airwave Communications and Digital PCS for the purpose of developing Personal Communications Services ("PCS") markets in the south-central United States. Tritel's 1998 activities consisted of $1.5 million in capital expenditures and $32,000 in net loss. On January 7, 1999, the Predecessor Companies transferred substantially all of their assets and liabilities at historical cost to Tritel in exchange for 18,262 shares of Series C Preferred Stock in Tritel. Tritel is controlled by the controlling shareholders of the Predecessor Companies. Tritel will continue the activities of the Predecessor Companies and, for accounting purposes, this transaction was accounted for as a reorganization of the Predecessor Company into a C corporation and a name change to Tritel. Tritel and the Predecessor Company, together with Tritel's subsidiaries, are referred to collectively as "the Company."

    The Company has commenced limited commercial PCS operations and is still in the development stage. The Company continues to devote most of its efforts to activities such as strategic and financial planning, raising capital and constructing wireless telecommunications network facilities.

    The consolidated accounts of the Company include its subsidiaries, Tritel PCS, Inc.; Tritel A/B Holding Corp.; Tritel C/F Holding Corp.; Tritel Communications, Inc.; Tritel Finance, Inc.; and others. All significant intercompany accounts or balances have been eliminated in consolidation.

    Also on January 7, 1999, Tritel entered into the following transactions:

  . AT&T Wireless PCS, LLC and TWR Cellular, Inc. (collectively, "AT&T Wireless") contributed PCS licenses to Tritel and entered into agreements with Tritel for the use of the AT&T logo and other service marks, and for roaming arrangements. In exchange for the contributed assets, AT&T Wireless received 90,668 shares of Series A Preferred Stock and 46,374 shares of Series D Preferred Stock in Tritel with a stated value of $137,042,000. This transaction was accounted for as an asset acquisition by Tritel and is further described in Note 19.

  . Tritel acquired all of the assets and liabilities of Central Alabama Partnership, LP 132 in exchange for 2,602 shares of Series C Preferred Stock in Tritel with a stated value of $2,602,000. Assets, principally PCS licenses, totaling $9,352,000 were acquired and liabilities of $6,750,000 were assumed. This transaction was accounted for as a purchase business combination.

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (All information subsequent to December 31, 1998 is unaudited.)


  . Tritel issued 14,130 shares of Series C Preferred Stock with a stated value of $14,130,000 to the Predecessor Companies in exchange for cash. Additionally, Tritel issued 149,239 shares of Series C Preferred Stock with a stated value of $149,239,000 to certain private investors in exchange for cash and stock subscriptions receivable. These transactions are further described in Note 18.

  . Tritel entered into a $550,000,000 bank financing facility as further described in Note 20 for financing of the development and construction of its wireless network.

    The January 7, 1999 stock transactions described above are summarized as follows:

                                                                Stated  Carrying
                                                       Shares   Value    Amount
                                                       ------- -------- --------
                                                        (amounts in thousands)
Series A Preferred issued to AT&T Wireless...........   90,668 $ 90,668 $ 90,668
Series D Preferred issued to AT&T Wireless...........   46,374   46,374   46,374
                                                       ------- -------- --------
  Total to AT&T Wireless in exchange for contributed
   assets............................................  137,042  137,042  137,042
                                                       ------- -------- --------
Series C Preferred issued to Airwave Communications..   14,427   14,427   10,973
Series C Preferred issued to Digital PCS.............    3,835    3,835    6,220
                                                       ------- -------- --------
  Total to Predecessor Companies in exchange for
   contributed assets................................   18,262   18,262   17,193
                                                       ------- -------- --------
Series C Preferred issued to Central Alabama
 Partnership.........................................    2,602    2,602    2,602
Series C Preferred issued to Predecessor Companies
 for cash............................................   14,130   14,130   14,130
Series C Preferred issued to certain private
 investors...........................................  149,239  149,239  149,239
                                                       ------- -------- --------
  Total..............................................  321,275 $321,275 $320,206
                                                       ======= ======== ========

(b) Cash and Cash Equivalents

    For purposes of financial statement classification, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(c) Property and Equipment

    Property and equipment are stated at cost, less accumulated depreciation. When assets are placed in service, depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, generally seven years for wireless network assets and three years for information systems assets. Leasehold improvements are amortized over the lease term. The Company capitalizes interest on certain of its wireless network construction activities. Routine expenditures for repairs and maintenance are charged to expense as incurred.

(d) FCC Licensing Costs

    Licensing costs are accounted for in accordance with industry standards and include the discounted present value of license fees as described in Note 5 and the direct costs incurred to obtain the licenses. For certain licenses, licensing costs also include capitalized interest on the related debt during the period of time necessary to build out the wireless network.

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (All information subsequent to December 31, 1998 is unaudited.)


    The FCC grants licenses for terms of up to ten years, and generally grants renewals if the licensee has complied with its license obligations. The Company believes it will be able to secure renewal of its PCS licenses. Amortization of such license costs, which will begin for each geographic service area upon commencement of service, will be over a period of 40 years.

    The Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of in 1996. Adoption of the statement did not have a material effect on the Company's financial statements at the date of adoption. In accordance with the requirements of SFAS 121, the Company evaluates the propriety of the carrying amounts of its FCC licensing costs whenever current events or circumstances warrant such review to determine whether such assets are impaired. There have been no impairments through September 30, 1999.

(e) Deferred Charges

    Debt issuance costs are deferred and amortized over the term of the related debt. Direct costs of two purchase business combinations which closed in January 1999 were deferred at December 31, 1998 and included as part of the total costs of the acquisitions. Direct costs incurred for an equity offering which closed in January 1999 were deferred and will be offset against the proceeds of the offering. Direct costs incurred for the offering of senior discount notes were deferred and are being amortized over the term of the related debt.

(f) Income Taxes

    Because the Predecessor Company was a nontaxable entity, operating results prior to January 7, 1999 were included in the income tax returns of its members. Therefore, the accompanying consolidated financial statements do not include any provision for income tax benefit for the years ended December 31, 1996, 1997 and 1998 or any deferred income taxes on any temporary differences in asset bases as of December 31, 1997 and 1998.

    As of January 7, 1999, the Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, which requires the use of the asset and liability method in accounting for deferred taxes.

(g) Use of Estimates

    The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. A significant estimate impacting the preparation of the consolidated financial statements is the estimated useful life of FCC licensing costs. Actual results could differ from those estimates.

(h) Net Loss Per Common Share

    The Company computes net loss per common share in accordance with SFAS No. 128, "Earnings per Share" and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (All information subsequent to December 31, 1998 is unaudited.)

SFAS No. 128 and SAB 98, basic and diluted net loss per common share is computed by dividing the net loss available to common shareholders for the period by the weighted average number of shares of all classes of common stock outstanding during the period. For purposes of this calculation, common stock was assumed to be outstanding as of January 1, 1999. In accordance with SFAS No. 128, no conversion of preferred shares has been assumed in the calculation of diluted loss per share since the effect would be antidilutive. Accordingly, the number of weighted average shares outstanding as well as the amount of net loss per share are the same for basic and diluted per share calculations. Net loss per common share has not been reflected in the accompanying financial statements for periods prior to 1999 because the Predecessor Companies were limited liability corporations and did not have the existing capital structure.

    As of September 30, 1999, the calculation of historical loss per share excludes the antidilutive impact of 184,233 shares of Series C Preferred Stock and 46,374 shares of Series D Preferred Stock.

(i) Stock Split

    On November 19, 1999, the board of directors approved a 400-for-1 stock split for Class A, Class B, Class C and Class D common stock effective immediately prior to the initial public offering. All common stock share data have been retroactively adjusted to reflect this change.

(j) Recently Issued Accounting Standards

    In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information ("FAS 131"). FAS 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. The statement defines operating segments as components of enterprises about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company adopted SFAS 131 and determined that there are no separate reportable segments, as defined by the standard.

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS 133 will significantly change the accounting treatment of derivative instruments and, depending upon the underlying risk management strategy, these accounting changes could affect future earnings, assets, liabilities, and shareholders' equity. The Company is closely monitoring the deliberations of the FASB's derivative implementation task force. With the issuance of SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133, which delayed the effective date of SFAS 133, the Company will be required to adopt SFAS 133 on January 1, 2001. Presently, the Company has not yet quantified the impact that the adoption will have on its consolidated financial statements.

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (All information subsequent to December 31, 1998 is unaudited.)


(k) Interim Financial Statements

    The unaudited condensed consolidated financial statements of the Company as of September 30, 1999 and for the nine-month periods ended September 30, 1998 and 1999 have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the condensed consolidated interim financial statements include all adjustments, consisting of normal recurring items, necessary to fairly present the results of operations, financial position and cash flows for the periods presented. The results of operations for an interim period are not necessarily indicative of the results of operations that may be expected for the complete fiscal year.

(2) Liquidity

    As reflected in the accompanying consolidated financial statements, the Company is a development stage company because it has only commenced limited commercial PCS operations. The Company is expected to incur significant expenses in advance of generating revenues and to realize significant operating losses in its initial stages of operations. The buildout of the Company's PCS network and the marketing and distribution of the Company's PCS products and services will require substantial equity and/or debt and there can be no assurance that the Company will be able to raise sufficient capital for such purposes.

    The planned high level of indebtedness could have a material adverse effect on the Company, including the effect of such indebtedness on: (i) the Company's ability to fund internally, or obtain additional debt or equity financing in the future for capital expenditures, working capital, debt service requirements, operating losses, acquisitions and other purposes; (ii) the Company's ability to dedicate funds for the wireless network buildout, operations or other purposes, due to the need to dedicate a substantial portion of operating cash flow to fund interest payments; (iii) the Company's flexibility in planning for, or reacting to, changes in its business and market conditions; (iv) the Company's ability to compete with less highly leveraged competitors; and (v) the Company's financial vulnerability in the event of a downturn in its business or the economy.

    As mentioned above, the Company entered into certain transactions in January 1999 to fund a significant portion of the planned operating losses and network buildout costs. Management of the Company believes that those transactions will provide adequate funding for the planned expenditures in the initial operations and buildout of the network. During May 1999, the Company obtained high yield debt in amounts necessary to cover additional planned cash needs. There can be no assurance that such funds will be adequate to complete the buildout of the Company's PCS network. Under those circumstances, the Company could be required to change its plans relating to the buildout of the network.

(3) Restricted Cash

    On March 31, 1999, the Company entered into a deposit agreement with Toronto Dominion (Texas), Inc., as administrative agent, on behalf of the depository bank and the banks and other financial institutions who are a party to the bank facility described in Note 20. Under the terms of the

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (All information subsequent to December 31, 1998 is unaudited.)

agreement, the Company has placed on deposit $7,387,000 at September 30, 1999 with the depository bank, which will be used for the payment of interest and/or commitment fees due under the bank facility.

(4) Property and Equipment

    Major categories of property and equipment are as follows:

                                                      December
                                                         31,
                                                     ------------  September 30,
                                                     1997   1998       1999
                                                     ----  ------  -------------
                                                                    (unaudited)
                                                      (dollars in thousands)
     Furniture and fixtures......................... $17    1,779       8,692
     Network construction and development...........  --   11,416     110,988
     Leasehold improvements.........................  --      728       9,190
                                                     ---   ------     -------
                                                      17   13,923     128,870
     Less accumulated depreciation..................  (4)    (107)     (1,557)
     Deposits on equipment..........................  --       --       4,762
                                                     ---   ------     -------
                                                     $13   13,816     132,075
                                                     ===   ======     =======

(5) FCC Licensing Costs

    The Predecessor Company bid successfully for C-Block licenses with an aggregate license fee of $70,989,000 (such amount is net of a 25% small business discount) and such licenses were granted to the Predecessor Company during 1996. The Predecessor Company also bid successfully for D-, E- and F-Block licenses with an aggregate license fee of $35,727,000 (such amount is net of a 25% small business discount) and such licenses were granted to the Predecessor Company during 1997.

    The FCC provided below market rate financing for a portion of the bid price of the C- and F-Block licenses. Based on the Company's estimates of borrowing costs for similar debt, the Company discounted the face amount of the debt to yield a market rate and such discount was applied to reduce the carrying amount of the licenses and the debt. Accordingly, the licenses acquired during the years ended December 31, 1996 and 1997 were recorded at $59,799,000 and $30,676,000, respectively.

    During the years ended December 31, 1996, 1997 and 1998, the Company capitalized interest of $3,358,000, $7,214,000 and $10,519,000, respectively, relating to FCC debt. During the years ended December 31, 1996 and 1997, the Company incurred direct costs of $72,000 and $6,000, respectively, to obtain the licenses. The Company did not incur any costs to obtain licenses during 1998.

    During July 1998, the Company took advantage of a reconsideration order by the FCC allowing companies holding C-Block PCS licenses several options to restructure their license holdings and associated obligations. The Company elected the disaggregation option and returned one-half of the broadcast spectrum originally acquired for each of the C-Block license areas. As a result, the Company reduced the carrying amount of the related licenses by one-half, or $35,442,000, and

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (All information subsequent to December 31, 1998 is unaudited.)

reduced the discounted debt and accrued interest due to the FCC by $33,028,000. As a result of the disaggregation election, the Company recognized an extraordinary loss of approximately $2,414,000.

    As mentioned above and in Note 19, AT&T Wireless contributed certain A-and B-Block PCS licenses to the Company on January 7, 1999 as part of a purchase business combination. The Company recorded such licenses at $126,672,000 plus $635,000 related allocated costs of the acquisition. Also, in the acquisition of Central Alabama Partnership, LP 132, the Company acquired licenses with an estimated fair value of $9,284,000, exclusive of $6,072,000 of debt to the FCC.

    Additionally, in connection with the transactions which the Company closed on January 7, 1999, licenses with a carrying amount, including capitalized interest and costs, totaling $21,874,000 were retained by the Predecessor Company (see Note 14). The assets and liabilities retained by the Predecessor Company have been reflected in these financial statements as a distribution to the Predecessor Company.

    Each of the Company's licenses is subject to an FCC requirement that the Company construct wireless network facilities offering coverage to certain percentages of the population within certain time periods following the grant of such licenses. Failure to comply with these requirements could result in the revocation of the related licenses or the imposition of fines on the Company by the FCC.

(6) Note Receivable

    On March 1, 1999, the Company entered into agreements with AT&T Wireless, Lafayette Communications Company L.L.C. ("Lafayette") and ABC Wireless L.L.C. ("ABC") whereby the Company, AT&T Wireless and Lafayette would lend $29,500,000 to ABC to fund its participation in the re-auction of FCC licenses that were returned to the FCC by various companies under the July 1998 reconsideration order. The Company's portion of this loan was $7,500,000 and was recorded as a note receivable at September 30, 1999. Subsequent to closing of the agreements, ABC was the successful bidder for licenses covering the Tritel markets with an aggregate purchase price of $7,789,000. The Company has agreed to purchase these licenses for $7,789,000 and expects to consummate that purchase during 1999. Under the agreement, it will apply its $7,500,000 loan, together with additional cash of $289,000, to pay the purchase price. If the licenses are not purchased by March 1, 2004, the note will mature on that date. The note accrues interest at 16% per year. There are no required payments of principal or interest on the note until maturity. The note is secured by all assets of ABC, including, if permitted by the FCC, the FCC licenses awarded in the re-auction, and ranks pari passu with the notes to AT&T Wireless and Lafayette.

(7) Notes Payable

    At December 31, 1997, the Company had $5,000,000 payable under a $15,000,000 loan agreement with a supplier. During 1998, this loan agreement was increased to $28,500,000 and was replaced by a loan agreement with a different supplier. The outstanding loan balance at December 31, 1998 was $22,100,000. The loan agreement was secured by a pledge of the membership equity interests of certain members of Predecessor Company management and the interest rate was 9%. Amounts outstanding under this loan agreement were repaid in January 1999 when certain private investors invested cash in the Company in exchange for convertible preferred stock.

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (All information subsequent to December 31, 1998 is unaudited.)


    At December 31, 1998, the Predecessor Company has available a $1,000,000 line of credit with a commercial bank, expiring July 27, 1999 bearing interest at the bank's prime rate of interest plus 1% at December 31, 1998. The amount outstanding on the line of credit was $305,000 at December 31, 1998. This line of credit relates specifically to licenses that were retained by the Predecessor Company (see Note 14) and therefore the line was retained by the Predecessor Company.

(8) FCC Debt

    The FCC provided below market rate financing for 90% of the bid price of the C-Block PCS licenses and 80% of the bid price of the F-Block PCS licenses. Such FCC debt is secured by all of the Company's rights and interest in the licenses financed.

    The debt incurred in September 1996 by the Company for the purchase of the C-Block PCS licenses totaled $63,890,000 (undiscounted). The debt bears interest at 7%; however, based on the Company's estimate of borrowing costs for similar debt, a rate of 10% was used to determine the debt's discounted present value of $52,700,000. As discussed in Note 5, the Company elected to disaggregate and return one-half of the broadcast spectrum of the C-block licenses. The FCC permitted such spectrum to be returned effective as of the original purchase. As a result, the Company reduced the discounted debt due to the FCC for such licenses by $27,410,000.

    F-Block licenses were granted in August and November of 1997. The debt incurred by the Company for the purchase of such licenses totaled $15,492,000 (undiscounted) in August 1997 and $12,675,000 (undiscounted) in November 1997. The debt bears interest at 6.125%, however; based on the Company's estimate of borrowing costs for similar debt, a rate of 10% was used to determine the debt's discounted present value of $12,700,000 and $10,416,000 respectively.

    In the acquisition of Central Alabama Partnership, LP 132 on January 7, 1999, the Company assumed debt of $6,072,000 payable to the FCC for the licenses acquired.

    Additionally, as described in Notes 5 and 14, certain licenses and the related FCC debt for those licenses were retained by the Predecessor Company. The discounted carrying amount of the debt for the licenses retained by the Predecessor Company was $15,889,000.

    As of December 31, 1998 and September 30, 1999, the following is a schedule of future minimum principal payments of the Company's FCC debt due within five years and thereafter:

                       December 31, 1998
                     ----------------------
                     (dollars in thousands)

December 31, 1999...        $    --
December 31, 2000...          2,494
December 31, 2001...          2,975
December 31, 2002...          3,162
December 31, 2003...         10,535
Thereafter..........         40,946
                            -------
                             60,112
Less unamortized
 discount...........         (8,513)
                            -------
  Total.............        $51,599
                            =======

                        September 30, 1999
                      ----------------------
                           (unaudited)
                      (dollars in thousands)
September 30, 2000..         $   681
September 30, 2001..             989
September 30, 2002..           1,051
September 30, 2003..           7,465
September 30, 2004..          10,182
Thereafter..........          27,107
                             -------
                              47,475
                              (5,809)
                             -------
                             $41,666
                             =======

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (All information subsequent to December 31, 1998 is unaudited.)


    All the scheduled interest payments on the FCC debt were suspended for the period from January 1997 through March 1998 by the FCC. Payments of such suspended interest resumed in July 1998 with the total suspended interest due in eight quarterly payments.

    Interest accruing after March 1998 (the date interest resumed after the interest suspension) on all FCC debt is required to be paid in quarterly payments with the first payment due in July 1998. As of September 30, 1999, the Company's suspended interest will be due in quarterly payments of $135,000 through April 30, 2000. The Company is required to make quarterly principal and interest payments on the FCC debt as follows:

                               Payments                   Quarterly Payment
                                Begin     Payments End          Amount
                             ------------ ------------- ----------------------
                                                             (unaudited)
                                                        (dollars in thousands)
C Block licenses............ January 2003  October 2006         $2,306
F Block licenses issued in
 August 1997................ January 2000  October 2007            340
F Block licenses issued in
 November 1997..............   April 2000 December 2007             36
Licenses acquired with
 Central Alabama
 acquisition................ January 2003  October 2006            438

(9) Note Payable to Related Parties

    In March 1997, the Predecessor Company entered into a loan agreement for a $5,700,000 long-term note payable to Southern Farm Bureau Life Insurance Company ("SFBLIC"). SFBLIC is a member of Mercury Southern, LLC, which was a member of the Predecessor Company, and subsequently became an investor in the Company. This note was secured by a pledge of the membership equity interests of certain members of Predecessor Company management and interest accrued annually at 10% on the anniversary date of the note. At December 31, 1998, the balance of the note was $6,270,000 as a result of the capitalization of the first year's interest. The indebtedness under the note was convertible into equity at the face amount at any time at the option of SFBLIC, subject to FCC equity ownership limitations applicable to entrepreneurial block license holders. The Predecessor Company and SFBLIC subsequently negotiated a revised arrangement under which the amount due of $6,270,000 plus accrued interest of $476,000 was not paid but instead was converted into $8,976,000 of members' equity in the Predecessor Company on January 7, 1999. The $2,230,000 preferred return to the investor was accounted for as a financing cost during the period ended September 30, 1999. The interest accrued at the contractual rate was capitalized during the accrual period.

    Subsequent to the conversion of debt into members' equity and as described in Note 1(a), the Predecessor Company transferred certain assets and liabilities to Tritel in exchange for preferred stock in Tritel.

(10) Stockholders' Equity

    The Predecessor Companies were organized as limited liability corporations
(LLC) and as such had no outstanding stock. Owners (members) actually held a membership interest in the LLC. As a result, the investment of those members in the Predecessor Companies is reflected as contributed capital--Predecessor Company in the accompanying balance sheet.

    On January 7, 1999, the Company issued stock to the Predecessor Company as well as other parties as described herein.

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (All information subsequent to December 31, 1998 is unaudited.)


Preferred Stock

    Following is a summary of the preferred stock of the Company, giving effect to the amendment to the Company's Restated Certificate of Incorporation to be filed prior to the closing of the initial public offering:

    3,100,000 shares of authorized preferred stock, par value $.01 per share (the "Preferred Stock"), 1,100,000 of which have been designated as follows:

  . 200,000 shares designated "Series A Convertible Preferred Stock" (the "Series A Preferred Stock"), 10% redeemable convertible, $1,000 stated and liquidation value (See Note 22);
  . 300,000 shares designated "Series B Preferred Stock" (the "Series B Preferred Stock"), 10% cumulative, $1,000 stated and liquidation value (See Note 22);
  . 500,000 shares designated "Series C Convertible Preferred Stock" (the "Series C Preferred Stock"), 6.5% cumulative convertible, $1,000 stated and liquidation value;
  . 100,000 shares designated "Series D Convertible Preferred Stock" (the "Series D Preferred Stock"), 6.5% cumulative convertible, $1,000 stated and liquidation value; and
  .   2,000,000 shares of undesignated preferred stock.

Series C Preferred Stock

    The Series C Preferred Stock (1) ranks junior to the Series A Preferred Stock and the Series B Preferred Stock with respect to dividend rights and rights on liquidation, dissolution or winding up, (2) ranks junior to the Series D Preferred Stock with respect to rights on a statutory liquidation, (3) ranks on a parity basis with the Series D Preferred Stock with respect to rights on liquidation, dissolution or winding up, except a statutory liquidation, (4) ranks on a parity basis with Series D Preferred Stock and Common Stock with respect to dividend rights, and (5) ranks senior to the Common Stock and any other series or class of the Company's common or preferred stock, now or hereafter authorized, other than Series A Preferred Stock, Series B Preferred Stock or Series D Preferred Stock, with respect to rights on liquidation, dissolution and winding up.

    The holders of Series C Preferred Stock are entitled to dividends in cash or property when, as and if declared by the Board of Directors of Tritel. Upon any liquidation, dissolution or winding up of Tritel, the holders of Series C Preferred Stock are entitled to receive, after payment to any stock ranking senior to the Series C Preferred Stock, a liquidation preference equal to (1) the quotient of the aggregate paid-in-capital of all Series C Preferred Stock held by a stockholder divided by the total number of shares of Series C Preferred Stock held by that stockholder plus (2) declared but unpaid dividends on the Series C Preferred Stock, if any, plus (3) an amount equal to interest on the invested amount at the rate of 6 1/2% per annum, compounded quarterly. The holders of the Series C Preferred Stock have the right at any time to convert each share of Series C Preferred Stock, and upon an initial public offering meeting certain conditions (the "IPO Date"), each share of Series C Preferred Stock will automatically convert, into shares of Class A Common Stock of and, under certain circumstances, shares of Class D Common Stock. The number of shares the holder will receive upon conversion will be determined by dividing the aforementioned liquidation preference by the conversion price in effect at the time of conversion. The conversion price currently in effect is $2.50. On all matters to be submitted to the stockholders of Tritel, the holders of Series C Preferred Stock shall have the right to vote on an as-converted basis as a single class with the holders of the Common Stock. Additionally, the affirmative vote of the holders of a majority of the Series C

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (All information subsequent to December 31, 1998 is unaudited.)

Preferred Stock is required to approve certain matters. The Series C Preferred Stock is not redeemable.

    The Company issued 18,262 shares of Series C Preferred Stock with a stated value of $18,262,000 to the Predecessor Company on January 7, 1999 in exchange for certain of its assets, liabilities and continuing operations. The stock was recorded at the historical cost of the assets and liabilities acquired from the Predecessor Company since, for accounting purposes, this transaction was accounted for as a reorganization of the Predecessor Company into a C corporation and a name change to Tritel.

    The Company also issued 14,130 shares of Series C Preferred Stock with a stated value of $14,130,000 to the Predecessor Company on January 7, 1999 in exchange for cash of $14,130,000. In the same transaction, the Company also issued 149,239 shares of Series C Preferred Stock with a stated value of $149,239,000 to investors on January 7, 1999 in exchange for cash and subscriptions receivable. The stock was recorded at its stated value and the costs associated with this transaction have been offset against equity.

    Additionally, the Company issued 2,602 shares of Series C Preferred Stock with a stated value of $2,602,000 to Central Alabama Partnership, LP 132 on January 7, 1999 in exchange for its net assets. The stock was recorded at its stated value and the assets and liabilities were recorded at estimated fair values.

Series D Preferred Stock

    The Series D Preferred Stock (1) ranks junior to the Series A Preferred Stock and the Series B Preferred Stock with respect to dividend rights and rights on liquidation, dissolution or winding up, (2) ranks senior to the Series C Preferred Stock with respect to rights on a statutory liquidation, (3) ranks on a parity basis with Series C Preferred Stock with respect to rights on liquidation, dissolution and winding up, except a statutory liquidation, (4) ranks on a parity basis with Series C Preferred Stock and Common Stock with respect to dividend rights, and (5) ranks senior to the Common Stock and any other series or class of Tritel's common or preferred stock, now or hereafter authorized, other than Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock, with respect to rights on liquidation, dissolution and winding up. Subject to the preceding sentence, the Series D Preferred Stock is identical in all respects to the Series C Preferred Stock, except:

  . the Series D Preferred Stock is convertible into an equivalent number of shares of Series C Preferred Stock at any time;

  . the liquidation preference for Series D Preferred Stock equals $1,000 per share plus declared but unpaid dividends plus an amount equal to interest on $1,000 at the rate of 6 1/2% per annum, compounded quarterly, from the date of issuance of such share to and including the date of the payment;

  . the holders of Series D Preferred Stock do not have any voting rights, other than those required by law or in certain circumstances; and

  . shares of Series D Preferred Stock are not automatically convertible upon an initial public offering of the Company's stock, but will be renamed as "Senior Common Stock" on such date.

The Company issued 46,374 shares of Series D Preferred Stock with a stated value of $46,374,000 to AT&T Wireless on January 7, 1999.

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (All information subsequent to December 31, 1998 is unaudited.)


Common Stock

    Following is a summary of the common stock of the Company, giving effect to the amendment to the Company's Restated Certificate of Incorporation to be filed prior to the closing of the initial public offering:

    1,016,000,009 shares of common stock, par value $.01 per share (the "Common Stock"), which have been designated as follows:

  . 500,000,000 shares designated "Class A Voting Common Stock" (the "Class A Common Stock"),
  . 500,000,000 shares designated "Class B Non-Voting Common Stock" (the "Class B Common Stock"),
  . 4,000,000 shares designated "Class C Common Stock" (the "Class C Common Stock"),
  . 12,000,000 shares designated "Class D Common Stock" (the "Class D Common Stock") and
  . nine shares designated "Voting Preference Common Stock" (the "Voting Preference Common Stock")

The Common Stock of Tritel is divided into two groups, the "Non-Tracked Common Stock," which is comprised of the Class A Common Stock, the Class B Common Stock and the Voting Preference Common Stock, and the "Tracked Common Stock," which is comprised of the Class C Common Stock and Class D Common Stock. Each share of Common Stock is identical, and entitles the holder thereof to the same rights, powers and privileges of stockholders under Delaware law, except:

  . dividends on the Tracked Common Stock track the assets and liabilities of Tritel C/F Holding Corp., a subsidiary of Tritel;
  . rights on liquidation, dissolution or winding up of Tritel of the Tracked Common Stock track the assets and liabilities of Tritel C/F Holding Corp.;
  . the Class A Common Stock, together with the Series C Preferred Stock, has 4,990,000 votes, the Class B Common Stock has no votes, the Class C Common Stock has no votes, the Class D Common Stock has no votes and the Voting Preference Common Stock has 5,010,000 votes, except that in any matter requiring a separate class vote of any class of Common Stock or a separate vote of two or more classes of Common Stock voting together as a single class, for the purposes of such a class vote, each share of Common Stock of such classes will be entitled to one vote per share;
  . in the event the FCC indicates that the Class A Common Stock and the Voting Preference Stock (1) may be voted as a single class on all matters, (2) may be treated as a single class for all quorum requirements and (3) may have one vote per share, then, absent action by the Board of Directors and upon an affirmative vote of 66 2/3% or more of the Class A Common Stock, Tritel must seek consent from the FCC to permit the Class A Common Stock and the Voting Preference Common Stock to vote and act as a single class in the manner described above;
  . the holders of shares of Class B Common Stock shall be entitled to vote as a separate class on any amendment, repeal or modification of any provision of the restated certificate of Incorporation that adversely affects the powers, preferences or special rights of the holders of the Class B Common Stock;
  . each share of Class B Common Stock may be converted, at any time at the holder's option, into one share of Class A Common Stock;

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (All information subsequent to December 31, 1998 is unaudited.)


  . each share of Class A Common Stock may be converted, at any time at the holder's option, into one share of Class B Common Stock; and

  . in the event the FCC indicates that it will permit the conversion of Tracked Common Stock into either Class A Common Stock or Class B Common Stock, then, absent action by the Board of Directors and upon an affirmative vote of 66 2/3% or more of the Class A Common Stock, such conversion will be allowed by Tritel at the option of the holders of the Tracked Common Stock.

During 1999, the Company has issued 13,502,124 shares of Class A Common Stock, 2,070,672 shares of Class C Common Stock and nine shares of Voting Preference Common Stock (of which three shares have been returned to the Company) to certain members of management of the Company for $0.01 per share. The Class A and Class C common stock issued to management are restricted shares subject to repurchase agreements which require the holders to sell to the Company at a $0.01 repurchase price per share, the number of shares that would be equal to $2.50 per share on specified "Trigger Dates" including a change of control, termination of employment, or the later of an initial public offering or the seventh anniversary of the agreement. On the "Trigger Date", the holders must sell to the Company the number of shares necessary, based on the then current fair value of the stock, to reduce the number of shares of stock held by an amount equal to the number of shares then held by the holder times $2.50 per share (in essence, requiring the holders to pay $2.50 per share for their shares of stock). Also, in the event the Company does not meet certain performance measurements, certain members of management will be required to sell to the Company a fixed number of shares at $0.01 per share.

    At January 7, 1999 management determined the stock because of the terms of the stock repurchase agreement to have a nominal value; therefore, no amounts have been assigned to common stock in the accompanying balance sheet and no amounts have been amortized into compensation expense for such shares. Based on the terms of the repurchase agreement, this plan is being accounted for as a variable stock plan. Accordingly, the Company will record any increase in value above $2.50 as compensation expense over the vesting period. The stock vests at varying rates generally over a five year period including completion of certain minimum network buildout plans. At September 30, 1999, there was no material impact on pro forma net loss from applying the fair value method in SFAS No. 123, "Accounting for Stock-Based Compensation."

    The Company has filed a registration statement on Form S-1 for an initial public offering and a concurrent offering to certain of its existing stockholders. Assuming the closing price of our Class A common stock on December 31, 1999 is equal to the initial public offering price of $18.00 per share, the Company will record non-cash compensation expense of approximately $108,941,000 in December 1999 relating to the earned portion of the stock issued to management. Also, assuming the Company's Class A common stock continues to have a fair value of $18.00 per share, the Company will record additional non-cash compensation expense for the period from 2000 through 2004 of approximately $82,674,000. Any increase or decrease in fair value, above or below $18.00 per share, for the Class A common stock under these arrangements would result in non-cash compensation expense for the period from 2000 through 2006 in amounts greater than or less than the above amounts.

    In conjunction with the Company's agreement with Mr. Sullivan (see Note
16), the Company agreed to repurchase 1,276,000 shares of the officer's stock at $0.01 per share and allow the officer to become fully vested in his remaining 1,800,000 shares without restriction or repurchase rights. As a result, the Company recorded $4.5 million as compensation expense and additional paid in capital. Such amount represents the fair value of the stock without restrictions or repurchase rights.

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (All information subsequent to December 31, 1998 is unaudited.)


(11) Income Taxes

    On January 7, 1999 the Company recorded a deferred tax liability of $55,100,000 primarily related to the difference in asset bases on the assets acquired from AT&T Wireless.

    Because the Predecessor Company was a nontaxable entity, the results presented below relate solely to the nine-month period ended September 30, 1999. Components of income tax benefit for the nine-month period ended September 30, 1999 are as follows:

                                                          Nine months ended
                                                          September 30, 1999
                                                       -------------------------
                                                       Current Deferred   Total
                                                       ------- --------  -------
                                                             (unaudited)
                                                        (dollars in thousands)
   Federal............................................  $--    (11,858)  (11,858)
   State..............................................   --     (1,780)   (1,780)
                                                        ----   -------   -------
                                                        $--    (13,638)  (13,638)
                                                        ====   =======   =======

    Actual tax expense differs from the "expected" tax benefit using the federal corporate rate of 35% as follows:

                                                            September 30,
                                                                 1999
                                                        ----------------------
                                                             (unaudited)
                                                        (dollars in thousands)
   Computed "expected" tax benefit.....................        $(14,838)
   Reduction (increase) resulting from:
     State income taxes, net of federal income tax
      benefit..........................................          (1,378)
     Nontaxable loss of Predecessor Company............             954
     Nondeductible compensation related expense........           1,624
                                                               --------
                                                               $(13,638)
                                                               ========

    The tax effects of temporary differences that give rise to significant portions of the deferred tax liability at September 30, 1999 are as follows:

                                                            September 30,
                                                                 1999
                                                        ----------------------
                                                             (unaudited)
                                                        (dollars in thousands)
   Deferred tax assets:
     Net operating loss carryforward...................        $ 6,848
     Tax basis of capitalized start-up costs in excess
      of book basis....................................         17,136
     Discount accretion in excess of tax basis.........          3,769
     Other.............................................             74
                                                               -------
       Total gross deferred tax assets.................         27,827
                                                               -------
   Deferred tax liabilities:
     Intangible assets book basis in excess of tax
      basis............................................         23,571
     FCC licenses book basis in excess of tax basis....         31,944
     Capitalized interest book basis in excess of tax
      basis............................................         10,578
     Discount accretion book basis in excess of tax
      basis............................................          2,222
     Other.............................................             22
                                                               -------
       Total gross deferred tax liabilities............         68,337
                                                               -------
       Net deferred tax liability......................        $40,510
                                                               =======

At September 30, 1999, the Company has net operating loss carryforwards for federal income tax purposes of $17,903,000 which are available to offset future federal taxable income, if any, through 2019.

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (All information subsequent to December 31, 1998 is unaudited.)


    There was no valuation allowance for the gross deferred tax asset at September 30, 1999, principally due to the existence of a deferred tax liability which was recorded upon the closing of the AT&T Wireless transaction on January 7, 1999. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities in making this assessment. Based upon anticipated future taxable income over the periods in which the deferred tax assets are realizable, management believes it is more likely than not the Company will realize the benefits of these deferred tax assets.

(12) Fair Value of Financial Instruments

    The following disclosure of the estimated fair value of financial instruments is made pursuant to SFAS No. 107, Disclosures About Fair Value of Financial Instruments. Fair value estimates are subject to inherent limitations. Estimates of fair value are made at a specific point in time, based on relevant market information and information about the financial instrument. The estimated fair values of financial instruments are not necessarily indicative of amounts the Company might realize in actual market transactions. Estimates of fair value are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

  Note receivable: The carrying amount of note receivable is believed to approximate fair value due to the imminent conversion of the principal amount as described in Note 6.

  Notes payable: The carrying amount of notes payable is believed to approximate fair value due to the current nature of the liabilities.

  Long-term debt: The carrying amount of long-term debt is believed to approximate fair value because such debt was discounted to reflect a market interest rate at inception and such discount is believed to be approximate for valuation of this debt.

(13) Related Party Transactions

    During 1995, the Predecessor Company had a notes payable agreement with Mercury Southern, LLC, a member of the Predecessor Company, whereby Mercury Southern, LLC loaned the Predecessor Company $3,000,000. During 1995, 1996 and 1997, the notes payable converted to members' equity at the face amount of the principal. As of December 31, 1997, this note was fully converted to members' equity.

    During 1996, the Predecessor Company had an agreement with Mercury Southern, LLC under which it paid a management fee to Mercury Southern, LLC. Management fees were $40,000 per month prior to the PCS auctions and, thereafter, were three cents per month for each person living in a market
(Pops) for which the Company had purchased a PCS license. The population in each market was determined in accordance with ordinary estimates and methods used in the telecommunication industry. Total expenses under this management agreement for 1996 were $730,000. This management agreement terminated at the end of 1996.

    During 1997 and 1998, the Company reimbursed MSM, Inc. ("MSM"), a company owned by members of the Company's management, for actual expenses to cover the salaries and employee benefits of MSM employees who were providing services almost exclusively to the Company. The

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (All information subsequent to December 31, 1998 is unaudited.)

Company reimbursed MSM $1,312,000 and $3,709,000 for such expenses in 1997 and 1998, respectively. On January 7, 1999, after consummation of the transactions described herein, the employees of MSM who were providing services to the Company became employees of the Company.

    Further, MSM sometimes paid invoices on behalf of the Company for expenses directly attributable to the Company and was reimbursed from the Company for such expenditures. For expenses shared by both MSM and the Company, MSM paid the expenses and allocated a portion to the Company. The Company reimbursed MSM $144,000 in 1996, $248,000 in 1997 and $325,000 in 1998 for such costs incurred on the Company's behalf.

    During April 1997, the Company advanced $249,000 on behalf of MSM to repay a loan MSM had incurred from a third party. The balance due from MSM on this advance was $247,000 at December 31, 1997 and 1998 and at September 30, 1999.

    Also, Mercury Wireless Management, Inc. ("MWM"), a company owned by members of the Company's management, reimburses the Company for expenses relating to services performed by the Company's employees on behalf of MWM. Such amounts totaled $17,000 for 1997 and $11,000 for 1998 and were included in amounts due from affiliates at December 31, 1997 and 1998. The Company has also entered into various leases to co-locate its equipment on certain towers managed by MWM.

    In 1999, Tritel entered into a management agreement with Tritel Management, LLC, a company owned by members of the Company's management, under which Tritel Management, LLC is responsible for the design and construction of the network and operation of the Company, subject to the Company's control. The Company will pay Tritel Management, LLC a fee of $10,000 annually for five years under the terms of the agreement.

    On January 7, 1999, the Company entered into a secured promissory note agreement under which it agreed to lend up to $2,500,000 to the Predecessor Company. Interest on advances under the loan agreement is 10% per year. The interest will compound annually and interest and principal are due at maturity of the note. The note is secured by the Predecessor Company's ownership interest in the Company. Any proceeds from the sales of licenses by the Predecessor Company, net of the repayment of any FCC debt, are required to be applied to the note balance. If the note has not been repaid within five years, it will be repaid through a reduction of the Predecessor Company's interest in the Company based on a valuation of the Company's stock at that time.

    Additional related party transactions are described in note 9.

(14) Assets and Liabilities Retained by Predecessor Company

    Certain assets and liabilities, with carrying amounts of $22,070,000 and $17,367,000, respectively, principally for certain FCC licenses and related FCC debt, which were retained by the Predecessor Company have been reflected in these financial statements as a distribution to the Predecessor Company. The Predecessor Company is holding such assets and liabilities but is not currently developing the PCS markets. Of the assets retained by the Predecessor Company, Tritel was granted an option to acquire certain PCS licenses for Series C Preferred Stock with a face value of approximately $3,000,000 and assumption of the related FCC debt of approximately $12,000,000. During May 1999, Tritel notified the Predecessor Company of its intent to exercise this option. Such

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (All information subsequent to December 31, 1998 is unaudited.)

licenses will be transferred to Tritel after approval by the FCC. Tritel has committed to grant an option to AT&T Wireless or its designee for the purchase of such licenses.

(15) Leases

    The Company leases office space, equipment, and co-location tower space under noncancelable operating leases. Expense under operating leases was $3,000 and $334,000 for 1997 and 1998, respectively and was $74,000 and $3,754,000 for the nine month periods ended September 30, 1998 and 1999. Management expects that in the normal course of business these leases will be renewed or replaced by similar leases. The leases extend through 2008.

    Future minimum lease payments under these leases at December 31, 1998 are as follows:

                                                          (dollars in thousands)
                                                          ----------------------
       1999..............................................         $1,134
       2000..............................................            864
       2001..............................................            742
       2002..............................................            708
       2003..............................................            582
       Thereafter........................................            135
                                                                  ------
                                                                  $4,165
                                                                  ======

(16) Commitments and Contingencies

    Effective September 1, 1999, Tritel, Inc. and Jerry M. Sullivan entered into an agreement to redefine Mr. Sullivan's relationship with Tritel, Inc. and its subsidiaries. Mr. Sullivan has resigned as an officer and a director of Tritel, Inc. and all of its subsidiaries. Mr. Sullivan will retain the title Executive Vice President of Tritel, Inc. through December 31, 2001; however, under the agreement, he is not permitted to represent the Company nor will he perform any functions for Tritel, Inc. As part of the agreement, Mr. Sullivan will also receive an annual salary of $225,000 and an annual bonus of $112,500 through December 31, 2002. Mr. Sullivan will be fully vested in 1.8 million shares of Class A Common Stock and will return all other shares held by him, including his Voting Preference Common Stock to Tritel, Inc. Accordingly, the Company has recorded $5.8 million in additional compensation expense in the nine-month period ended September 30, 1999. The $5.8 million was determined pursuant to the settlement of Mr. Sullivan's employment relationship with the Company and includes $4.5 million for the grant of additional stock rights, $225,000 annual salary and $112,500 annual bonus through December 31, 2002, and other related amounts.

    Mr. Sullivan had served as Director, Executive Vice President and Chief Operating Officer of Tritel, Inc. since 1993. The foregoing agreements supersede the employment relationship between Tritel, Inc. and Mr. Sullivan defined by the Management Agreement and Mr. Sullivan's employment agreement.

    In December 1998, the Company entered into an acquisition agreement with an equipment vendor whereby the Company agreed to purchase a minimum of $300,000,000 of equipment, software and certain engineering services over a five-year period in connection with the construction of its wireless telecommunications network. The Company agreed that the equipment vendor would be the exclusive provider of such equipment during the term of the agreement. As part of this

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (All information subsequent to December 31, 1998 is unaudited.)

agreement, the vendor advanced $15,000,000 to the Company at the closing of the transactions described herein. The $15,000,000 deferred credit will be accounted for as a reduction in the cost of the equipment as the equipment is purchased.

    During November 1996, High Plains Wireless, L.P. filed a protest with the FCC against the Predecessor Company alleging, among other things, that through the use of trailing numbers (i.e., the last three digits) in its bids, the Predecessor Company was signaling market preferences and other information to other bidders in violation of FCC rules. While the FCC was investigating this specific claim, it issued all but nine of the D-, E- and F-Block licenses awarded to the Predecessor Company in the January 1997 auctions. Subsequently, the FCC issued the remaining nine licenses to the Predecessor Company in November 1997 and assessed the Predecessor Company a $650,000 fine for apparent violations of FCC bidding rules in connection with the Predecessor Company's bidding practices. In August 1998, the FCC rescinded the $650,000 fine, finding that its rules were not sufficiently clear as to be enforceable against the Company.

    The United States Department of Justice ("DOJ") conducted an investigation of the Predecessor Company and numerous other parties relating to this same matter. While a suit was filed against the Predecessor Company in November 1998 by the DOJ, the suit was simultaneously settled pursuant to a consent decree that imposed no penalties and made no finding of wrongdoing.

    The Predecessor Company and certain members of the Company's management are defendants in a lawsuit in which the plaintiffs allege that a member of the Company's management knew confidential information about one of the plaintiffs and that the Predecessor Company conspired to use the information in the D-, E- and F-Block auctions in violation of pre-existing contractual arrangements between the management member and one of the plaintiffs. The suit seeks actual and punitive damages and seeks to convey the F-Block licenses for Lubbock, Texas to the plaintiffs. Management believes this case is without merit and intends to vigorously defend the case.

    Additionally, the Predecessor Company, certain members of the Company's management and several companies related through common ownership are defendants in a lawsuit in which the plaintiff has claimed wrongful termination of employment, breach of contract, usurpation of corporate opportunities, breach of fiduciary duties and other matters. The suit seeks unspecified actual and punitive damages plus attorneys' fees and court costs. Further, the plaintiff seeks 5% of the portion of stock (equity) and FCC licenses of the Predecessor Company owned by certain members of the Company's management. Management is vigorously defending all claims in the suit and believes that the Company's business prospects are not materially affected by this matter and that adverse resolution of this matter would not have a material adverse effect on the Company.

(17) Senior Subordinated Discount Notes

    On May 11, 1999, Tritel PCS, Inc. ("Tritel PCS"), a wholly-owned subsidiary of the Company, issued unsecured senior subordinated discount notes with a principal amount at maturity of $372,000,000. Such notes were issued at a discount from their principal amount at maturity for proceeds of $200.2 million. No interest will be paid or accrued on the notes prior to May 15, 2004. Thereafter, Tritel PCS will be required to pay interest semiannually at 12 3/4% per annum beginning on November 15, 2004 until maturity of the notes on May 15, 2009.

    The notes are fully unconditionally guaranteed on a joint and several basis by the Company and by Tritel Communications, Inc. and Tritel Finance, Inc., both of which are wholly-owned subsidiaries

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (All information subsequent to December 31, 1998 is unaudited.)

of Tritel PCS. The notes are subordinated in right of payment to amounts outstanding under the Company's $550 million senior bank facility ("Bank Facility") and to any future subordinated indebtedness of Tritel PCS or the guarantors.

    Tritel PCS entered into a registration rights agreement with the initial purchasers of the notes whereby Tritel PCS agreed to file a registration statement with the Commission to register the notes within 60 days after the issue date of the notes. Effective November 18, 1999, such notes have been registered.

    The indenture governing the notes limit, among other things, the Company's ability to incur additional indebtedness, pay dividends, sell or exchange assets, repurchase its stock, or make investments.

    The following condensed consolidating financial statements as of and for the nine-month period ended September 30, 1999 are presented for Tritel, Tritel PCS, those subsidiaries of Tritel PCS who serve as guarantors and those subsidiaries who do not serve as guarantors of the senior subordinated discount notes.

                     Condensed Consolidating Balance Sheet

                            As of September 30, 1999

                                        Tritel    Guarantor   Non-Guarantor
                          Tritel, Inc. PCS, Inc. Subsidiaries Subsidiaries  Eliminations Consolidated
                          ------------ --------- ------------ ------------- ------------ ------------
                                                    (Amounts in thousands)
Current assets:
 Cash and cash
  equivalents...........    $    --     486,038       (354)          --            --      485,684
 Other current assets...       2,730         90      6,633           --            --        9,453
 Intercompany
  receivables...........         695    130,221      7,131           --       (138,047)        --
                            --------    -------    -------       -------      --------     -------
   Total current
    assets..............       3,425    616,349     13,410           --       (138,047)    495,137
 Restricted cash........         --       7,387        --            --            --        7,387
 Property and
  equipment, net........         --         --     132,075           --            --      132,075
 Licenses and other
  intangibles...........      60,924        --         --        199,440           --      260,364
 Deferred charges.......         --      28,430        --            --            --       28,430
 Notes receivable.......         --       7,500         50           --            --        7,550
 Investment in
  subsidiaries..........     232,331    101,156        --            --       (333,487)        --
 Other long-term
  assets................         --         529        --            --            --          529
                            --------    -------    -------       -------      --------     -------
   Total assets.........    $296,680    761,351    145,535       199,440      (471,534)    931,472
                            ========    =======    =======       =======      ========     =======
Current liabilities:
 Accounts payable,
  accrued expenses and
  other current
  liabilities...........    $    --       1,178     51,805         1,609           --       54,592
 Intercompany
  payables..............       1,525      5,726    117,221        13,575      (138,047)        --
                            --------    -------    -------       -------      --------     -------
   Total current
    liabilities.........       1,525      6,904    169,026        15,184      (138,047)     54,592
Non-current liabilities:
 Long-term debt.........         --     510,093        --         40,985           --      551,078
 Deferred credit........         --      12,751        --            --            --       12,751
 Deferred income
  taxes.................      22,614       (728)   (11,346)       29,970           --       40,510
                            --------    -------    -------       -------      --------     -------
   Total liabilities....      24,139    529,020    157,680        86,139      (138,047)    658,931
                            --------    -------    -------       -------      --------     -------
Series A redeemable
 convertible preferred
 stock..................      97,301        --         --            --            --       97,301
                            --------    -------    -------       -------      --------     -------
Stockholders' equity
 (deficit)..............     175,240    232,331    (12,145)      113,301      (333,487)    175,240
                            --------    -------    -------       -------      --------     -------
   Total liabilities and
    equity..............    $296,680    761,351    145,535       199,440      (471,534)    931,472
                            ========    =======    =======       =======      ========     =======

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (All information subsequent to December 31, 1998 is unaudited.)

                Condensed Consolidating Statement of Operations

                  For the Nine-Months Ended September 30, 1999

                                        Tritel    Guarantor   Non-Guarantor
                          Tritel, Inc. PCS, Inc. Subsidiaries Subsidiaries  Eliminations Consolidated
                          ------------ --------- ------------ ------------- ------------ ------------
                                                    (Amounts in thousands)
Revenues................    $   --          --         179         --           --             179
                            -------     -------    -------         ---          ---        -------
Operating expenses:
 Cost of services and
  equipment.............        --          --         189         --           --             189
 Plant..................        --          --       8,931         --           --           8,931
 General and
  administrative........          3          45     17,364           2          --          17,414
 Sales and marketing....        --          --       6,621         --           --           6,621
 Depreciation and
  amortization..........      4,203         --       1,389           9          --           5,601
                            -------     -------    -------         ---          ---        -------
                              4,206          45     34,494          11          --          38,756
                            -------     -------    -------         ---          ---        -------
Operating loss..........     (4,206)        (45)   (34,315)        (11)         --         (38,577)
Interest income.........        114      10,178        159         --           --          10,451
Financing cost..........        --          --      (2,230)        --           --          (2,230)
Interest expense........        --      (12,038)       --          --           --         (12,038)
                            -------     -------    -------         ---          ---        -------
 Income (loss) before
  income taxes..........     (4,092)     (1,905)   (36,386)        (11)         --         (42,394)
Income tax benefit
 (expense)..............      1,565         729     11,344         --           --          13,638
                            -------     -------    -------         ---          ---        -------
Net loss................    $(2,527)     (1,176)   (25,042)        (11)         --         (28,756)
                            =======     =======    =======         ===          ===        =======

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (All information subsequent to December 31, 1998 is unaudited.)

                Condensed Consolidating Statement of Cash Flows

                  For the Nine-Months Ended September 30, 1999

                                        Tritel    Guarantor   Non-Guarantor
                          Tritel, Inc. PCS, Inc. Subsidiaries Subsidiaries  Eliminations Consolidated
                          ------------ --------- ------------ ------------- ------------ ------------
                                                    (Amounts in thousands)
Net cash provided by
 (used in) operating
 activities.............   $     (94)   (50,011)    21,407          --          --          (28,698)
                           ---------    -------    -------       ------         ---        --------
Cash flows from
 investing activities:
 Capital expenditures...         --         --     (80,189)         --          --          (80,189)
 Purchase of a
  trademark.............        (325)       --         --           --          --             (325)
 Advance under notes
  receivable............         --      (7,500)       (50)         --          --           (7,550)
 Investment in
  subsidiaries..........    (118,466)   118,466        --           --          --              --
 Decrease in other
  assets................         --      (7,387)       --           --          --           (7,387)
 Capitalized interest on
  debt..................         --         --      (5,617)      (4,376)        --           (9,993)
                           ---------    -------    -------       ------         ---        --------
Net cash provided by
 (used in) investing
 activities.............    (118,791)   103,579    (85,856)      (4,376)        --         (105,444)
                           ---------    -------    -------       ------         ---        --------
Cash flows from
 financing activities:
 Proceeds from long term
  debt..................         --     300,000        --           --          --          300,000
 Proceeds from senior
  subordinated debt.....         --     200,240        --           --          --          200,240
 Repayments of notes
  payable...............     (22,100)       --         --           --          --          (22,100)
 Payment of debt
  issuance costs and
  other deferred
  charges...............     (22,198)   (14,363)       --           --          --          (36,561)
 Intercompany
  receivable/payable....         480    (68,105)    63,249        4,376         --              --
 Proceeds from vendor
  discount..............         --      15,000        --           --          --           15,000
 Other..................         --        (302)       --           --          --             (302)
 Issuance of preferred
  stock.................     162,703        --         --           --          --          162,703
                           ---------    -------    -------       ------         ---        --------
Net cash provided by
 financing activities...     118,885    432,470     63,249        4,376         --          618,980
                           ---------    -------    -------       ------         ---        --------
Net increase (decrease)
 in restricted cash,
 cash and cash
 equivalents............         --     486,038     (1,200)         --          --          484,838
Cash and cash
 equivalents at
 beginning of period....         --         --         846          --          --              846
                           ---------    -------    -------       ------         ---        --------
Cash and cash
 equivalents at end of
 period.................   $     --     486,038       (354)         --          --          485,684
                           =========    =======    =======       ======         ===        ========

    The condensed combining financial statements for 1998 of Tritel, Inc. and the Predecessor Companies have been provided below to comply with the current requirement to show consolidating data for guarantors and non-guarantors for all periods presented. While Tritel, Inc. and its subsidiaries were formed during 1998, their only activities in 1998 were the acquisition of property and equipment approximating $1.5 million and losses totaling $32,000. The assets of the Predecessor Companies and the assets acquired from AT&T Wireless and Central Alabama were placed in Tritel, Inc. and its subsidiaries during 1999. Therefore, the following statements do not correspond with the current corporate structure and do not show data by guarantor and non-guarantor relationship to the senior subordinated discount notes.

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (All information subsequent to December 31, 1998 is unaudited.)

                            Combining Balance Sheet

                            As of December 31, 1998

                                        Predecessor
                                         Companies  Tritel  Eliminations Combined
                                        ----------- ------  ------------ --------
                Assets
Current assets:
 Cash and cash equivalents............    $   845       1         --         846
 Due from affiliates..................      1,817     --       (1,576)       241
 Other current assets.................        719     --          --         719
                                          -------   -----      ------    -------
    Total current assets..............      3,381       1      (1,576)     1,806
Property and equipment, net...........     12,263   1,553         --      13,816
FCC licensing costs...................     71,466     --          --      71,466
Deferred charges, net of accumulated
 amortization.........................      1,933     --          --       1,933
                                          -------   -----      ------    -------
    Total assets......................    $89,043   1,554      (1,576)    89,021
                                          =======   =====      ======    =======

   Liabilities and Members' Equity
               (Deficit)
Current liabilities:
 Notes payable........................    $22,405     --          --      22,405
 Due to affiliates....................        --    1,576      (1,576)       --
 Accounts payable, accrued expenses
  and interest........................     10,496      10         --      10,506
                                          -------   -----      ------    -------
    Total current liabilities.........     32,901   1,586      (1,576)    32,911
                                          -------   -----      ------    -------
Non-current liabilities:
 Long-term debt.......................     51,599     --          --      51,599
 Note payable to related party........      6,270     --          --       6,270
 Accrued interest payable.............        224     --          --         224
                                          -------   -----      ------    -------
    Total non-current liabilities.....     58,093     --          --      58,093
                                          -------   -----      ------    -------
    Total liabilities.................     90,994   1,586      (1,576)    91,004
Contributed capital, net..............     13,497     --          --      13,497
Deficit accumulated during development
 stage................................    (15,448)    (32)        --     (15,480)
                                          -------   -----      ------    -------
    Total members' equity (deficit)...     (1,951)    (32)        --      (1,983)
                                          -------   -----      ------    -------
    Total liabilities and members'
     equity (deficit).................    $89,043   1,554      (1,576)    89,021
                                          =======   =====      ======    =======

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (All information subsequent to December 31, 1998 is unaudited.)

                       Combining Statement of Operations

                      For the Year Ended December 31, 1998

                                                    Predecessor
                                                     Companies  Tritel Combined
                                                    ----------- ------ --------
Revenues...........................................  $    --      --       --
                                                     --------    ---   -------
Operating expenses:
  Plant ...........................................     1,918     21     1,939
  General and administrative.......................     4,937     10     4,947
  Sales and marketing..............................       451      1       452
  Depreciation and amortization....................       348     --       348
                                                     --------    ---   -------
                                                        7,654     32     7,686
                                                     --------    ---   -------


Operating loss.....................................    (7,654)   (32)   (7,686)
Interest income....................................        77     --        77
Interest expenses..................................      (722)    --      (722)
                                                     --------    ---   -------
    Loss before extraordinary item.................    (8,299)   (32)   (8,331)


Loss on return of spectrum.........................    (2,414)    --    (2,414)
                                                     --------    ---   -------
    Net loss.......................................  $(10,713)   (32)  (10,745)
                                                     ========    ===   =======

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (All information subsequent to December 31, 1998 is unaudited.)

                       Combining Statement of Cash Flows

                      For the Year Ended December 31, 1998

                                                   Predecessor
                                                    Companies  Tritel  Combined
                                                   ----------- ------  --------
Net cash used in operating activities.............  $(10,039)   1,543   (8,496)
                                                    --------   ------  -------


Cash flows from investing activities:
  Purchase of property and equipment..............    (4,428)  (1,542)  (5,970)
  Capitalized interest on debt used to obtain FCC
   licenses.......................................    (2,905)     --    (2,905)
                                                    --------   ------  -------
    Net cash used in investing activities.........    (7,333)  (1,542)  (8,875)
                                                    --------   ------  -------


Cash flows from financing activities:
  Proceeds from notes payable to others...........    38,705      --    38,705
  Repayments of notes payable to others...........   (21,300)     --   (21,300)
  Payment of debt issuance costs and other
   deferred charges...............................      (951)     --      (951)
                                                    --------   ------  -------
    Net cash provided by financing activities.....    16,454      --    16,454
                                                    --------   ------  -------


Net increase (decrease) in cash and cash
 equivalents......................................      (918)       1     (917)
Restricted cash and cash equivalents at beginning
 of year..........................................     1,763      --     1,763
                                                    --------   ------  -------
Restricted cash and cash equivalents at end of
 year.............................................       845        1      846
                                                    ========   ======  =======

    Tritel, Inc. was formed during 1998. Therefore, the 1996 and 1997 combining financial information is identical to the Consolidated Financial Statements.

(18) Cash Equity Investors

    On May 20, 1998, the Company, the Predecessor Company, AT&T Wireless, certain institutional cash equity investors (the "Cash Equity Investors") and certain members of management entered into the Securities Purchase Agreement, which provided for the formation of the Tritel-AT&T Wireless joint venture and related equity investments. On January 7, 1999, the transactions contemplated by the Securities Purchase Agreement were closed and the parties entered into numerous agreements as described throughout these notes. Pursuant to these agreements, on January 7, 1999, the Predecessor Company invested an additional $14,130,000 in Series C Preferred Stock of Tritel, and the Cash Equity Investors purchased an aggregate of $149,239,000 of Series C Preferred Stock of Tritel. Of the total Series C Preferred Stock issued to the Predecessor Company and the Cash Equity Investors, $113,623,000 was funded on January 7, 1999 and the remaining $49,746,000 was funded, under the Cash Equity Investors' irrevocable and unconditional commitments, on September 30, 1999.

(19) Transaction with AT&T Wireless

    On May 20, 1998, the Predecessor Company and Tritel entered into a Securities Purchase Agreement with AT&T Wireless and the other stockholders of Tritel, whereby the Company agreed to construct a PCS network and provide wireless services using the SunCom and AT&T brand names using equal emphasis co-branding in the south-central United States.

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (All information subsequent to December 31, 1998 is unaudited.)


    On January 7, 1999, the parties closed the transactions contemplated in the Securities Purchase Agreement. Under these agreements, Tritel and AT&T Wireless and the other stockholders of Tritel consented that one or more of Tritel's subsidiaries enter into certain agreements or conduct certain operations on the condition that such subsidiaries at all times be direct or indirect wholly-owned subsidiaries of Tritel. Tritel agreed that it would cause such subsidiaries to perform the obligations and conduct such operations required to be performed or conducted under those agreements.

    At the closing, Tritel issued preferred stock to AT&T Wireless in exchange for 20 MHz A-and B-Block PCS licenses which were assigned to the Company, and for certain other agreements covering the Company's markets. The FCC licenses will be amortized on a straight-line basis over 40 years.

    The following table summarizes the transaction with AT&T Wireless:

    Assets acquired from AT&T Wireless, at recorded amounts:

      PCS Licenses.............................................. $126,672,000
      License Agreement.........................................   49,538,000
      Roaming Agreement.........................................   15,980,000
                                                                 ------------
        Gross assets acquired...................................  192,190,000
      Deferred income tax liability assumed relating to above
       assets...................................................  (55,148,000)
                                                                 ------------
        Net assets acquired..................................... $137,042,000
                                                                 ------------
      Series A Preferred Stock.................................. $ 90,668,000
      Series D Preferred Stock..................................   46,374,000
                                                                 ------------
      Total preferred stock issued to AT&T Wireless............. $137,042,000
                                                                 ============

    The Series A Preferred Stock issued by the Company is further described in
Note 22 and the Series D Preferred Stock is further described in Note 10.

    In connection with the closing of the AT&T Wireless transaction, the Company entered into certain agreements, including the following:

(a) License Agreement

    Pursuant to a Network Membership License Agreement, dated January 7, 1999 (the "License Agreement"), between AT&T Corp. and the Company, AT&T Wireless granted to the Company a royalty-free, nontransferable, non-exclusive, nonsublicensable, limited right, and license to use certain licensed marks solely in connection with certain licensed activities. The licensed marks include the logo containing AT&T and the globe design and the expression "Member of the AT&T Wireless Network." The "Licensed Activities" include (i) the provision to end-users and resellers, solely within the territory as defined in the License Agreement, of Company communications services as defined in the License Agreement on frequencies licensed to the Company for Commercial Mobile Radio Services ("CMRS") provided in accordance with the License Agreement (collectively, the "Licensed Services") and (ii) marketing and offering the Licensed Services within the territory. The License Agreement also grants to the Company the right and license to use licensed marks on certain permitted mobile phones.

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (All information subsequent to December 31, 1998 is unaudited.)


    The License Agreement contains numerous restrictions with respect to the use and modification of any of the licensed marks. Furthermore, the Company is obligated to use commercially reasonable efforts to cause all Licensed Services marketed and provided using the licensed marks to be of comparable quality to the Licensed Services marketed and provided by AT&T and its affiliates in areas that are comparable to the territory taking into account, among other things, the relative stage of development of the areas. The License Agreement also sets forth specific testing procedures to determine compliance with these standards, and affords the Company with a grace period to cure any instances of alleged noncompliance therewith.

    The Company may not assign or sublicense any of its rights under the License Agreement; provided, however, that the License Agreement may be assigned to the Company's lenders under the Bank Facility (see Note 20) and after the expiration of any applicable grace and cure periods under the Bank Facility, such lenders may enforce the Company's rights under the License Agreement and assign the License Agreement to any person with AT&T consent.

    The term of the License Agreement is for five years and renews for an additional five-year period if each party gives the other notice to renew the Agreement. The License Agreement may be terminated by AT&T at any time in the event of a significant breach by the Company, including the Company's misuse of any licensed marks, the Company licensing or assigning any of the rights in the License Agreement, the Company's failure to maintain AT&T quality standards or if a change in control of the Company occurs. After the initial five-year term, AT&T may also terminate the License Agreement upon the occurrence of certain transactions described in the Stockholders' Agreement.

    The License Agreement, along with the exclusivity provisions of the Stockholders' Agreement and the Resale Agreement will be amortized on a straight-line basis over the ten-year term of the agreement.

(b) Roaming Agreement

    Pursuant to the Intercarrier Roamer Service Agreement, dated as of January 7, 1999 (the "Roaming Agreement"), between AT&T Wireless, the Company, and their affiliates, each party agrees to provide (each in its capacity as serving provider, the "Serving Carrier") mobile wireless radiotelephone service for registered customers of the other party's (the "Home Carrier") customers while such customers are out of the Home Carrier's geographic area and in the geographic area where the Serving Carrier (itself or through affiliates) holds a license or permit to construct and operate a mobile wireless radio/telephone system and station. Each Home Carrier whose customers receive service from a Serving Carrier shall pay to such Serving Carrier 100% of the Serving Carrier's charges for wireless service and 100% of pass-through charges (i.e., toll or other charges). Each Serving Carrier's service charges for use per minute or partial minute for the first three years will be at a fixed rate, and thereafter may be adjusted to a lower rate as the parties may negotiate from time to time. Each Serving Carrier's toll charges per minute of use for the first three years will be at a fixed rate, and thereafter such other rates as the parties negotiate from time to time.

    The Roaming Agreement has a term of 20 years, unless terminated earlier by a party due to the other party's uncured breach of any term of the Roaming Agreement.

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (All information subsequent to December 31, 1998 is unaudited.)

    Neither party may assign or transfer the Roaming Agreement or any of its rights thereunder except to an assignee of all or part of its license or permit to provide CMRS, provided that such assignee expressly assumes all or the applicable part of the obligations of such party under the Roaming Agreement.

    The Roaming Agreement will be amortized on a straight-line basis over the 20-year term of the agreement.

(c) Stockholders' Agreement

    The Stockholders' Agreement expires on January 7, 2010. Certain provisions expire upon an initial public offering.

Exclusivity

    Under the Stockholders' Agreement, none of the Stockholders will provide or resell, or act as the agent for any person offering, within the Territory, mobile wireless telecommunications services and frequencies licensed by the FCC ("Company Communications Services"), except AT&T Wireless and its affiliates may (i) resell or act as agent for the Company in connection with the provision of Company Communications Services, (ii) provide or resell wireless telecommunications services to or from certain specific locations, and (iii) resell Company Communications Services for another person in any area where the Company has not placed a system into commercial service in certain instances. Additionally, with respect to the markets listed on the Roaming Agreement, the Company and AT&T Wireless agree to cause their respective affiliates in their home carrier capacities to program and direct the programming of customer equipment so that the other party in its capacity as the serving carrier is the preferred provider in such markets, and refrain from inducing any of its customers to change such programming.

Build-out

    The Company is required to conform to certain requirements regarding the construction of the Company's PCS system. In the event that the Company breaches these requirements, AT&T Wireless may terminate its exclusivity provisions.

Disqualifying Transactions

    In the event of a merger, asset sale or consolidation, as defined, involving AT&T and another person that derives annual revenues in excess of $5,000,000,000, derives less than one third of its aggregate revenues from wireless telecommunications, and owns FCC licenses to offer mobile wireless telecommunications services to more than 25% of the population within the Company's territory, AT&T and the Company have certain rights. AT&T may terminate its exclusivity in the territory in which the other party overlaps that of the Company.

Resale Agreement

    Pursuant to the Stockholders' Agreement, the Company is required to enter into a Resale Agreement at the request of AT&T Wireless. Under this agreement, AT&T Wireless will be granted

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (All information subsequent to December 31, 1998 is unaudited.)

the right to purchase and resell on a nonexclusive basis access to and usage of the Company's services in the Company's licensed area. The Company will retain the continuing right to market and sell its services to customers and potential customers in competition with AT&T Wireless.

    The Resale Agreement will have a term of ten years and will renew automatically for successive one-year periods unless, after the eleventh anniversary thereof, either party elects to terminate the Resale Agreement. Furthermore, AT&T Wireless may terminate the Resale Agreement at any time for any reason on 90 days written notice.

    The Company has agreed that the rates, terms and conditions of service, taken as a whole, provided by the Company to AT&T Wireless pursuant to the Resale Agreement, shall be at least as favorable as (or if permitted by applicable law, superior to) the rates, terms, and conditions of service, taken as a whole, provided by the Company to any other customer. Without limiting the foregoing, the rate plans offered by the Company pursuant to the Resale Agreement shall be designed to result in a discounted average actual rate per minute paid by AT&T Wireless for service below the weighted average actual rate per minute billed by the Company to its subscribers generally for access and air time.

    Neither party may assign or transfer the Resale Agreement or any of its rights thereunder without the other party's prior written consent, which will not be unreasonably withheld, except (a) to an affiliate of that party at the time of execution of the Resale Agreement, (b) by the Company to any of its operating subsidiaries, and (c) to the transferee of a party's stock or substantially all of its assets, provided that all FCC and other necessary approvals have been received.

    The Company expects to enter into the Resale Agreement upon commencement of its operations in the initial configuration.

(20) Bank Facility

    Subsequent to December 31, 1998, the Company entered into a loan agreement (the "Bank Facility"), which provides for (i) a $100,000,000 senior secured term loan (the "Term Loan A"), (ii) a $200,000,000 senior secured term loan (the "Term Loan B") and (iii) a $250,000,000 senior secured reducing revolving credit facility (the "Revolver"). Tritel PCS Inc., Toronto Dominion (Texas), Inc., as Administrative Agent, and certain banks and other financial institutions are parties thereto.

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (All information subsequent to December 31, 1998 is unaudited.)


    The commitment to make loans under the Revolver automatically and permanently reduces, beginning on December 31, 2002. Also, advances under Term Loan A and Term Loan B are required to be repaid beginning on December 31, 2002, in consecutive quarterly installments. Following is a schedule of the required reductions in the Revolver and the payments on the term loans:

              Repayment Dates                 Revolver  Term Loan A Term Loan B
              ---------------                 --------  ----------- -----------
                                                   (dollars in thousands)
December 31, 2002...........................  $  6,250   $  2,500    $   2,000
March 31, 2003, June 30, 2003, September 30,
 2003 and December 31, 2003 ................     7,422      2,969          500
March 31, 2004, June 30, 2004, September 30,
 2004 and December 31, 2004.................    11,328      4,531          500
March 31, 2005, June 30, 2005, September 30,
 2005 and December 31, 2005.................    13,281      5,313          500
March 31, 2006, June 30, 2006, September 30,
 2006 and December 31, 2006.................    16,015      6,406          500
March 31, 2007 and June 30, 2007 ...........    25,781     10,313          500
September 30, 2007..........................       --         --           500
December 31, 2007...........................       --         --       188,500

    Interest on the Revolver, Term Loan A and Term Loan B accrues, at the Company's option, either at a LIBOR rate plus an applicable margin or the higher of the issuing bank's prime rate and the Federal Funds Rate (as defined in the Bank Facility) plus 0.5%, plus an applicable margin. The Revolver and Term Loan A require an annual commitment fee ranging from 0.50% to 1.75% of the unused portion of the Bank Facility. Advances under Term Loan A and funds under the Revolving Bank Facility are not available to the Company until Term Loan B is fully drawn or becomes unavailable pursuant to the terms of the Bank Facility.

    The Bank Facility also requires the Company to purchase an interest rate hedging contract covering an amount equal to at least 50% of the total amount of the outstanding indebtedness of the Company (other than indebtedness which bears interest at a fixed rate). Such interest rate hedging contracts are further described in Note 23.

    The Term Loans are required to be prepaid and commitments under the Revolving Bank Facility reduced in an aggregate amount equal to 50% of excess cash flow of each fiscal year commencing with the fiscal year ending December 31, 2001; 100% of the net proceeds of asset sales, in excess of a yearly threshold, outside the ordinary course of business or unused insurance proceeds; and 50% of the net cash proceeds of issuances of equity securities (other than in connection with the equity commitments referred to in Note 18).

    All obligations of the Company under the facilities are unconditionally and irrevocably guaranteed (the "Bank Facility Guarantees") by Tritel, Inc. and all subsidiaries of Tritel PCS, Inc. The bank facilities and guarantees, and any related hedging contracts provided by the lenders under the Bank Facility, are secured by substantially all of the assets of Tritel PCS, Inc. and certain subsidiaries of Tritel PCS, Inc., including a first priority pledge of all of the capital stock held by Tritel or any of its subsidiaries, but excluding the Company's PCS licenses. The PCS licenses will be held by one or more single purpose subsidiaries of the Company and, in the future if the Company is

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (All information subsequent to December 31, 1998 is unaudited.)

permitted to pledge its PCS licenses, they will be pledged to secure the obligations of the Company under the Bank Facility.

    The Bank Facility contains covenants customary for similar facilities and transactions, including covenants relating to the amounts of indebtedness that the Company may incur, limitations on dividends and distributions on, and redemptions and repurchases of, capital stock and other similar payments and various financial maintenance covenants. The Bank Facility also contains covenants relating to the population covered by the Company's network and number of customers, as well as customary representations, warranties, indemnities, conditions precedent to borrowing, and events of default.

    Loans under the Bank Facility are available to fund capital expenditures related to the construction of the Company's PCS network, the acquisition of related businesses, working capital needs of the Company, and customer acquisition costs. All indebtedness under the Bank Facility will constitute senior debt.

    The terms of the Bank Facility allow the Company to incur senior subordinated debt with gross proceeds of not more than $250,000,000.

    As of September 30, 1999, the Company has drawn $300,000,000 of advances under Term Loan A and Term Loan B.

(21) Stock Option Plans

    In January 1999, the Company adopted a stock option plan and a stock option plan for non-employee directors.

    As originally adopted, Tritel's 1999 Stock Option Plan (the "Stock Option Plan") authorized the grant of certain tax-advantaged stock options, nonqualified stock options and stock appreciation rights for the purchase of an aggregate of up to 5,426,400 shares of common stock of Tritel. In December 1999, the Board of Directors approved an amendment to the Stock Option Plan to increase the number of shares of common stock reserved under the plan to 10,462,400. The Stock Option Plan benefits qualified officers, employee directors and other key employees of, and consultants to, Tritel and its subsidiaries in order to attract and retain those persons and to provide those persons with appropriate incentives. The Stock Option Plan also allows grants or sales of common stock to those persons. The maximum term of any stock option to be granted under the Stock Option Plan is ten years. Grants of options under the Stock Option Plan are determined by the Board of Directors or a compensation committee designated by the Board.

    The exercise price of incentive stock options and nonqualified stock options granted under the Stock Option Plan must not be less than the fair market value of the common stock on the grant date. The Stock Option Plan will terminate in 2009 unless extended by amendment.

    During the period from January 7, 1999 to September 30, 1999, 4,720,800 restricted shares were granted under the Stock Option Plan. The restricted stock is subject to the repurchase agreements as discussed in Note 10. Management has determined the stock to have a nominal value; therefore, no amounts have been assigned to the restricted stock. Such shares will vest in varying percentages, up to 80% vesting, over five years. The remaining 20% will vest if the Company meets certain performance benchmarks for development and construction of its wireless PCS network.

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (All information subsequent to December 31, 1998 is unaudited.)


    As originally adopted, Tritel's 1999 Stock Option Plan for Non-employee Directors (the "Non-employee Directors Plan") authorized the grant of certain nonqualified stock options for the purchase of an aggregate of up to 20,000,000 shares of common stock of Tritel. In December 1999, the Board of Directors approved an amendment to the Non-employee Directors Plan to decrease the number of shares of common stock reserved under the plan to 100,000 shares. The Non-employee Directors Plan benefits non-employee directors of Tritel in order to attract and retain those persons and to provide those persons with appropriate incentives. The maximum term of any stock option to be granted under the Non-employee Directors Plan is ten years. Grants of options under the Non-employee Directors are determined by the Board of Directors.

    The exercise price of nonqualified stock options granted under the Non-employee Directors Plan must not be less than the fair market value of the common stock on the grant date. The Non-employee Directors Plan will terminate in 2009 unless extended by amendment.

    As of September 30, 1999, no options were outstanding under the Non-employee Directors Plan.

(22) Redeemable Preferred Stock

    Following is a summary of the redeemable preferred stock of the Company:

Series A Preferred Stock

    The Series A Preferred Stock, with respect to dividend rights and rights on liquidation, dissolution or winding up, ranks on a parity basis with the Series B Preferred Stock, and ranks senior to the Series C Preferred Stock, the Series D Preferred Stock and the Common Stock. The holders of Series A Preferred Stock are entitled to receive cumulative quarterly cash dividends at the annual rate of 10% multiplied by the liquidation preference, which is equal to $1,000 per share plus declared but unpaid dividends. Tritel may elect to defer payment of any such dividends until the date on which the 42nd quarterly dividend payment is due, at which time, and not earlier, all deferred payments must be made. Except as required by law or in certain circumstances, the holders of the Series A Preferred Stock do not have any voting rights. The Series A Preferred Stock is redeemable, in whole but not in part, at the option of Tritel on or after January 15, 2009 and at the option of the holders of the Series A Preferred Stock on or after January 15, 2019. Additionally, on or after January 15, 2007, AT&T Wireless, and qualified transferees, have the right to convert each share of Series A Preferred Stock into shares of Class A Common Stock. The number of shares the holder will receive upon conversion will be the liquidation preference per share divided by the market price of Class A Common Stock times the number of shares of Series A Preferred Stock to be converted.

    The Company issued 90,668 shares of Series A Preferred Stock with a stated value of $90,668,000 to AT&T Wireless on January 7, 1999.

Series B Preferred Stock

    The Series B Preferred Stock ranks on a parity basis with the Series A Preferred Stock and is identical in all respects to the Series A Preferred Stock, except:

    .   the Series B Preferred Stock is redeemable at any time at the option of
Tritel,

  . the Series B Preferred Stock is not convertible into shares of any other security issued by Tritel, and

                     TRITEL, INC. AND PREDECESSOR COMPANIES
                         (Development Stage Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (All information subsequent to December 31, 1998 is unaudited.)


  . the Series B Preferred Stock may be issued by Tritel pursuant to an exchange of capital stock.

    No Series B Preferred Stock has been issued by the Company.

(23) Interest Rate Swap Agreements

    Interest rate swap agreements are entered into by the Company to manage interest rate exposure. These are contractual agreements between counterparties to exchange interest streams based on notional principal amounts over a set period of time. Interest rate swap agreements normally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. The notional or principal amount does not represent the amount at risk, but is used only as a basis for determining the actual interest cash flows to be exchanged related to the interest rate contracts. Market risk, due to potential fluctuations in interest rates, is inherent in swap agreements.

    As of September 30, 1999, the Company was a party to interest rate swap agreements with a total notional amount of $200 million. The agreements establish a fixed effective rate of 9.05% on $200.0 million of the current balance outstanding under the Bank Facility through the earlier of March 31, 2002 or the date on which the Company achieves operating cash flow breakeven.

                              [inside back cover]

                     [Pictures from Tritel Company Stores]

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   No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares of Class A common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                ---------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary.........................................................   1
Risk Factors...............................................................   7
Information Regarding Forward-Looking Statements and Market Data...........  19
Concurrent Offering........................................................  20
Use of Proceeds............................................................  20
Dividend Policy............................................................  21
Capitalization.............................................................  22
Dilution...................................................................  23
Selected Consolidated Financial Data.......................................  24
Management's Discussion and Analysis.......................................  26
Organization of Tritel.....................................................  37
Business...................................................................  39
Government Regulation......................................................  58
Joint Venture Agreements with AT&T Wireless................................  68
Management.................................................................  77
Certain Relationships and Related Transactions.............................  86
Principal Stockholders.....................................................  90
Description of Certain Indebtedness........................................  93
Description of Capital Stock...............................................  97
Limitation on Directors' Liabilities....................................... 103
Shares Eligible for Future Sale............................................ 103
Material U.S. Tax Consequences to Non-U.S. Holders......................... 106
Underwriting............................................................... 109
Legal Matters.............................................................. 112
Experts.................................................................... 112
Where You Can Find More Information........................................ 112
Index to Consolidated Financial Statements................................. F-1

                                ---------------

   Through and including January 7, 2000 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

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                               13,186,229 Shares

                                 Tritel, Inc.

                             Class A Common Stock

                                ---------------


                            [LOGO OF TRITEL, INC.]

                                ---------------

                             Goldman, Sachs & Co.

                              Merrill Lynch & Co.

                           Bear, Stearns & Co. Inc.

                         Donaldson, Lufkin & Jenrette
                      Representatives of the Underwriters

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